FORM 6‑K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a‑16 or 15d‑16 of

the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001‑12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F	X	Form 40‑F

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Banco Santander, S.A. and Companies composing Santander Group – Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2019.

2	Director´s Report

Banco Santander, S.A. and Companies composing Santander Group

Interim Condensed Consolidated
Financial Statements for the three-month
period ended 31 March 2019

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2019 AND 31 DECEMBER 2018

(Millions of euros)

ASSETS	Note	31‑03‑2019	31‑12‑2018 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		103,500	113,663
FINANCIAL ASSETS HELD FOR TRADING	5	98,592	92,879
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	6,661	10,730
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	75,488	57,460
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	116,359	121,091
FINANCIAL ASSETS AT AMORTISED COST	5	980,733	946,099
HEDGING DERIVATIVES		7,270	8,607
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		1,435	1,088
INVESTMENTS		7,726	7,588
Joint ventures entities		956	979
Associated entities		6,770	6,609
ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		332	324
TANGIBLE ASSETS	7	33,246	26,157
Property, plant and equipment		32,149	24,594
For own-use		14,771	8,150
Leased out under an operating lease		17,378	16,444
Investment property		1,097	1,563
Of which Leased out under an operating lease		786	1,195
INTANGIBLE ASSETS	8	29,114	28,560
Goodwill		25,989	25,466
Other intangible assets		3,125	3,094
TAX ASSETS		29,634	30,251
Current tax assets		6,415	6,993
Deferred tax assets		23,219	23,258
OTHER ASSETS		11,501	9,348
Insurance contracts linked to pensions		204	210
Inventories		4	147
Other		11,293	8,991
NON-CURRENT ASSETS HELD FOR SALE	6	4,560	5,426
TOTAL ASSETS		1,506,151	1,459,271

(*)   Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 31 March 2019.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2019 AND 31 DECEMBER 2018

(Millions of euros)

LIABILITIES	Note	31‑03‑2019	31‑12‑2018 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	9	67,994	70,343
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	74,426	68,058
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,211,981	1,171,630
HEDGING DERIVATIVES		7,273	6,363
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		313	303
LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		751	765
PROVISIONS		13,449	13,225
Pensions and other post-retirement obligations	10	5,737	5,558
Other long term employee benefits	10	1,160	1,239
Taxes and other legal contingencies	10	3,205	3,174
Contingent liabilities and commitments	14	710	779
Other provisions	10	2,637	2,475
TAX LIABILITIES		8,783	8,135
Current tax liabilities		2,699	2,567
Deferred tax liabilities		6,084	5,568
OTHER LIABILITIES		10,816	13,088
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-
TOTAL LIABILITIES		1,395,786	1,351,910
SHAREHOLDERS´ EQUITY		119,837	118,613
CAPITAL	11	8,118	8,118
Called up paid capital		8,118	8,118
Unpaid capital which has been called up		-	-
SHARE PREMIUM		50,993	50,993
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		573	565
Equity component of the compound financial instrument		-	-
Other equity instruments issued		573	565
OTHER EQUITY		172	234
ACCUMULATED RETAINED EARNINGS		64,346	56,756
REVALUATION RESERVES		-	-
OTHER RESERVES		(3,962)	(3,567)
(-) OWN SHARES		(6)	(59)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	1,840	7,810
(-) INTERIM DIVIDENDS		(2,237)	(2,237)
OTHER COMPREHENSIVE INCOME (LOSS)		(20,992)	(22,141)
ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(3,469)	(2,936)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	(17,523)	(19,205)
NON-CONTROLLING INTEREST		11,520	10,889
Other comprehensive income		(1,137)	(1,292)
Other elements		12,657	12,181
EQUITY (*)		110,365	107,361
TOTAL LIABILITIES AND EQUITY		1,506,151	1,459,271
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loans commitment granted		221,305	218,083
Financial guarantees granted		12,265	11,723
Other commitments granted		79,472	74,389

(*)   Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 31 March 2019.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH, 2019 AND 2018

(Millions of euros)

		Debit/Credit
	Note	01‑01‑2019 to 31‑03‑2019	01‑01‑2018 to 31‑03‑2018 (*)
Interest income		14,280	13,340
Financial assets at fair value with changes in other comprehensive income		1,022	963
Financial assets at amortized cost		11,987	11,525
Other interest income		1,271	852
Interest expense		(5,598)	(4,886)
Interest income/ (charges)		8,682	8,454
Dividend income		66	35
Income from companies accounted for using the equity method		153	178
Commission income		3,746	3,738
Commission expense		(815)	(784)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		116	127
Financial assets at amortized cost		5	9
Other financial assets and liabilities		111	118
Gain or losses on financial assets and liabilities held for trading, net		28	449
Reclassification of financial assets from fair value with changes in other comprehensive income		-	-
Reclassification of financial assets from amortized cost		-	-
Other gains or (-) losses		28	449
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		131	5
Reclassification of financial assets from fair value with changes in other comprehensive income		-	-
Reclassification of financial assets from amortized cost		-	-
Other gains or (-) losses		131	5
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(76)	16
Gain or losses from hedge accounting, net		(29)	(29)
Exchange differences, net		107	(73)
Other operating income		419	411
Other operating expenses		(469)	(390)
Income from assets under insurance and reinsurance contracts		882	910
Expenses from liabilities under insurance and reinsurance contracts		(856)	(896)
Total income		12,085	12,151
Administrative expenses		(5,011)	(5,151)
Staff costs		(3,006)	(3,000)
Other general administrative expenses		(2,005)	(2,151)
Depreciation and amortization		(747)	(613)
Provisions or reversal of provisions, net		(465)	(370)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(2,246)	(2,297)
Financial assets at fair value through other comprehensive income		(3)	(10)
Financial assets at amortized cost	5	(2,243)	(2,287)
Impairment of investments in subsidiaries, joint ventures and associates, net		-	-
Impairment on non-financial assets, net		(20)	(9)
Tangible assets		(20)	(10)
Intangible assets		(1)	-
Others		1	1
Gain or losses on non-financial assets and investments, net		219	20
Negative goodwill recognized in results		-	-
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(213)	(42)
Operating profit/(loss) before tax		3,602	3,689
Tax expense or income from continuing operations		(1,357)	(1,280)
Profit for the period from continuing operations		2,245	2,409
Profit or loss after tax from discontinued operations		-	-
Profit for the period		2,245	2,409
Profit attributable to non-controlling interests		405	355
Profit attributable to the parent		1,840	2,054
Earnings per share	3
Basic		0.10	0.12
Diluted		0.10	0.12

(*)   Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the three-month period ended 31 March 2019.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2019 AND 2018

(Millions of euros)

	Note	01‑01‑2019 to 31‑03‑2019	01‑01‑2018 to 31‑03‑2018 (*)
CONSOLIDATED PROFIT FOR THE PERIOD		2,245	2,409
OTHER RECOGNISED INCOME AND EXPENSE		1,304	(447)
Items that will not be reclassified to profit or loss		(530)	32
Actuarial gains and losses on defined benefit pension plans	11	(468)	235
Non-current assets held for sale		-	-
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(118)	(98)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		-	-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		-	-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-	-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(84)	(37)
Income tax relating to items that will not be reclassified		140	(68)
Items that may be reclassified to profit or loss		1,834	(479)
Hedges of net investments in foreign operations (effective portion)	11	(733)	(115)
Revaluation gains (losses)		(733)	(115)
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Exchanges differences	11	2,164	(739)
Revaluation gains (losses)		2,164	(739)
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Cash flow hedges (effective portion)		(179)	(150)
Revaluation gains (losses)		(1,046)	(622)
Amounts transferred to income statement		867	472
Transferred to initial carrying amount of hedged items		-	-
Other reclassifications		-	-
Hedging instruments (items not designated)		-	-
Revaluation gains (losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Debt instruments at fair value with changes in other comprehensive income		720	669
Revaluation gains (losses)		835	779
Amounts transferred to income statement		(115)	(110)
Other reclassifications		-	-
Non-current assets held for sale		-	-
Revaluation gains (losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Share of other recognized income and expense of investments		31	(4)
Income tax relating to items that may be reclassified to profit or loss		(169)	(140)
Total recognized income and expenses		3,549	1,962
Attributable to non-controlling interests		560	324
Attributable to the parent		2,989	1,638

(*)   Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the three-month period ended 31 March 2019.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2019 AND 2018

(Millions of euros)

												Non-Controlling interest
	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other compressive income	Others items	Total
Balance as at 31‑12‑18 (*)	8,118	50,993	565	234	56,756	-	(3,567)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	107,361
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	(391)	-	-	-	-	-	-	(391)
Opening balance as at 01‑01‑18 (*)	8,118	50,993	565	234	56,756	-	(3,958)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	106,970
Total recognized income and expense	-	-	-	-	-	-	-	-	1,840	-	1,149	155	405	3,549
Other changes in equity	-	-	8	(62)	7,590	-	(4)	53	(7,810)	-	-	-	71	(154)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	(136)	(136)
Purchase of equity instruments	-	-	-	-	-	-	-	(317)	-	-	-	-	-	(317)
Disposal of equity instruments	-	-	-	-	-	-	(6)	370	-	-	-	-	-	364
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	7,590	-	220	-	(7,810)	-	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	78	78
Share-based payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others increases or (-) decreases of the equity	-	-	8	(62)	-	-	(218)	-	-	-	-	-	129	(143)
Balance as at 31‑03‑19	8,118	50,993	573	172	64,346	-	(3,962)	(6)	1,840	(2,237)	(20,992)	(1,137)	12,657	110,365

(*)   Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2019.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH, 2019 AND 2018

(Millions of euros)

												Non-Controlling interest
(*)	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as at 31‑12‑17 (**)	8,068	51,053	525	216	53,437	-	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	112	-	-	-	(291)	241	(1,533)	(1,471)
Opening balance as at 01‑01‑18 (**)	8,068	51,053	525	216	53,437	-	(1,490)	(22)	6,619	(2,029)	(22,067)	(1,195)	12,247	105,362
Total recognized income and expense	-	-	-	-	-	-	-	-	2,054	-	(416)	(31)	355	1,962
Other changes in equity	-	-	8	(13)	3,534	-	95	(14)	(6,619)	2,029	-	-	(878)	(1,858)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(968)	-	-	-	-	-	-	-	(111)	(1,079)
Purchase of equity instruments	-	-	-	-	-	-	-	(397)	-	-	-	-	-	(397)
Disposal of equity instruments	-	-	-	-	-	-	-	383	-	-	-	-	-	383
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	4,502	-	88	-	(6,619)	2,029	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	(835)	(835)
Share-based payment	-	-	-	(13)	-	-	-	-	-	-	-	-	13	-
Others increases or (-) decreases of the equity	-	-	8	-	-	-	7	-	-	-	-	-	55	70
Balance as at 31‑03‑18 (**)	8,068	51,053	533	203	56,971	-	(1,395)	(36)	2,054	-	(22,483)	(1,226)	11,724	105,466

(*)   See reconciliation of IAS39 31 December 2017 to IFRS9 1 January 2018 (Note 1.b of the 2018 Consolidated Annual Accounts).

(**)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2019.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2019 AND 2018

(Millions of euros)

	Note	31‑03‑2019	31‑03‑2018 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(9,493)	(18,719)
Profit for the period		2,245	2,409
Adjustments made to obtain the cash flows from operating activities		5,230	5,505
Depreciation and amortization cost		747	613
Other adjustments		4,483	4,892
Net increase/(decrease) in operating assets		32,421	18,900
Financial assets held-for-trading		4,974	(1,900)
Non-trading financial assets mandatorily at fair value through profit or loss		(4,344)	417
Financial assets at fair value through profit or loss		17,551	11,204
Financial assets at fair value through other comprehensive income		(7,055)	(2,934)
Financial assets at amortized cost		20,673	9,864
Other operating assets		622	2,249
Net increase/(decrease) in operating liabilities		15,620	(7,253)
Liabilities held-for-trading financial		(2,882)	(13,191)
Financial liabilities designated at fair value through profit or loss		5,778	(279)
Financial liabilities at amortized cost		17,101	8,192
Other operating liabilities		(4,377)	(1,975)
Income tax recovered/(paid)		(167)	(480)
B. CASH FLOWS FROM INVESTING ACTIVITIES		422	7,484
Payments		2,508	2,438
Tangible assets	7	2,231	2,137
Intangible assets		219	299
Investments		-	2
Subsidiaries and other business units	2	58	-
Non-current assets held for sale and associated liabilities		-	-
Other payments related to investing activities		-	-
Proceeds		2,930	9,922
Tangible assets	7	966	1,232
Intangible assets		-	-
Investments		211	446
Subsidiaries and other business units		70	-
Non-current assets held for sale and associated liabilities	6	1,683	8,244
Other proceeds related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		(2,806)	1,201
Payments		4,222	1,932
Dividends	3	1,055	968
Subordinated liabilities		2,425	437
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		317	397
Other payments related to financing activities		425	130
Proceeds		1,416	3,133
Subordinated liabilities		1,056	2,750
Issuance of own equity instruments	11	-	-
Disposal of own equity instruments		360	383
Other proceeds related to financing activities		-	-
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		1,714	(288)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(10,163)	(10,322)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		113,663	110,995
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		103,500	100,673
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		8,174	7,207
Cash equivalents at central banks		80,527	78,497
Other financial assets		14,799	14,969
Less: Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		103,500	100,673
In which: restricted cash		-	-

(*)   Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended 31 March 2019.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the three-month period ended 31 March, 2019

1.   Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)  Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9‑12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

The Group’s interim condensed consolidated financial statements for the three-month period ended 31 March, 2019 (“interim financial statements”) were prepared and authorized by the Group’s directors at the board meeting held on 29 April, 2019. The Group’s consolidated annual accounts for 2018 were approved by the shareholders at the Bank’s annual general meeting on 12 April, 2019.

b)  Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated annual accounts for the years beginning on or after 1 January 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) as previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to these standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats, which was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017, and subsequent modifications.

The consolidated annual accounts for 2018 were approved at the board of directors meeting on 26 February 2019) in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at 31 December 2018 and the consolidated results of its operations, and the consolidated cash flows in 2018. The aforementioned consolidated annual accounts, which are included in the Group’s Form 20‑F filed with the U.S. Securities and Exchange Commission on March 26, 2019, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”, and together with EU-IFRS, “IFRS”).

These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating to the three-month period ended on 31 March 2019.

In accordance with IAS34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorized for issue, focusing on new activities, events and circumstances occurring during the first quarter, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated annual accounts for the year ended 31 December 2018.

Santander Group policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2018. As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of the Group.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2018, taking into account the standards and interpretations that became applicable during the first three months of 2019, which are detailed below:

-     IFRS16 Leases

On 1 January 2019, IFRS16 Leases came effective. IFRS16 establishes the principles for the recognition, measurement, presentation and breakdown of lease contracts, with the objective of ensuring reporting information that faithfully represents the lease transactions. The Group has adopted the standard, modified and retrospectively from 1 January 2019, not restating the comparative financial statements for 2018, as permitted under the specific transitional provisions of the standard.

The adoption of IFRS16 has led to changes in the Group’s accounting policies for the recognition, measurement, presentation and breakdown of lease contracts.

The main aspects contained in the new regulations and the breakdowns relating to the impact of the adoption of IFRS16 in the Group are included below:

a)   Lease accounting policy

Since 1 January 2019, leases are recognized as right-of-use assets and the corresponding liability on the date on which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and the finance charge. The finance charge is allocated to the income statement during the term of the lease in such a way as to produce a constant periodic interest rate on the remaining balance of the liability for each year. The right-of-use asset is depreciated over the useful life of the asset or the lease term, whichever is shorter, on a straight-line basis.

Assets and liabilities arising from a lease are initially measured at present value. Lease liabilities include the net present value of the following lease payments:

Fixed payments (including essentially fixed payments), less any lease incentive receivable,

Variable lease payments that depend on an index or rate,

The amounts expected to be paid by the lessee as residual value guarantees,

The exercise price of a purchase option if the lessee is reasonably certain that it will exercise that option, and

Lease termination penalty payments, if the term of the lease reflects the lessee’s exercise of that option.

Lease payments are discounted using the interest rate implicit in the lease. The discount rate used is the lessee’s incremental borrowing rate at the related date. For this purpose, the entity has calculated this incremental interest rate taking as reference the listed debt instruments issued by the Group; in this regard, the Group has estimated different interest rate curves depending on the currency and economic environment in which the contracts are located.

In order to construct the incremental interest rate, a methodology has been developed at the corporate level. This methodology is based on the need for each Entity to consider its economic and financial situation, for which the following factors must be considered:

Economic and political situation (country risk).

Credit risk of the company.

Monetary policy.

Volume and seniority of the company’s debt instrument issues.

The incremental interest rate is defined as the interest rate that a lessee would have to pay for borrowing, given a similar period to the duration of the lease and with similar security, the funds necessary to obtain an asset of similar value to the asset by right of use in a similar economic environment. The Group Entities have a wide stock and variety of financing instruments issued in different currencies to that of the euro (pound, dollar, etc.) that provide sufficient information to be able to determine an "all in rate" (reference rate plus adjustment for credit spread at different terms and in different currencies). In circumstances, where the leasing company has its own financing, this has been used as the starting point for determining the incremental interest rate. On the other hand, for those Group entities that do not have their own financing, the information from the financing of the consolidated subgroup to which they belong was used as the starting point for estimating the entity’s curve, analyzing other factors to assess whether it is necessary to make any type of negative or positive adjustment to the initially estimated credit spread.

Right-of-use assets are valued at cost which includes the following:

The amount of the initial measurement of the lease liability,

Any lease payment made at or before the start date less any lease incentive received,

Any initial direct costs, and

Restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term less than or equal to 12 months.

b)   Recognized effects on the adoption of the standard

With the adoption of IFRS16, the Group recognized lease liabilities in relation to leases previously classified as "operating leases" under the principles of IAS17 Leases in force at 31 December 2018. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at 1 January 2019. At the date of first application, the weighted average discount rate was 4.5%, mainly due to the contribution of rented properties in Spain.

For leases previously classified as finance leases, the Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and lease liability on the initial effective date. The measurement principles in IFRS16 apply only after that date.

The Group has considered the practical solutions defined in paragraph C10 of the standard in the application of the modified retrospective method. Such application shall be made on a contract-by-contract basis and shall not provide for the application of any of the waivers on a generalized basis.

A reconciliation between the operating lease commitments at 31 December 2018 and the lease liability recognized at 1 January 2019 is detailed below:

Millions of euros

Operating lease commitments at 31 December 2018	8,699
Amount of operating lease commitments discounted by the Group rate	6,550
(+) Liabilities under financial leases at 31 December 2018	96
(-) Short-term leases recognized as expenses on a straight-line basis	(20)
(-) Low-value leases recognized as expenses on a straight-line basis	(2)
(-) Contracts revalued as service contracts	-
(+)/(-) Adjustments resulting from different treatment of extension and termination options	556
(+)/(-) Adjustments related to changes in the index or rate affecting variable payments	-
Lease liability at 1 January 2019	7,180

As a result of the entry into force of IFRS16, the impact of the first application recorded in the Group corresponds, mainly, to the recognition of assets for right of use for an amount of EUR 6,665 million, financial liabilities for an amount of EUR 7,084 million and an negative impact on the Group’s equity of EUR 391 million. The impact of the first application of IFRS16 on the ordinary capital ratio (Common Equity Tier 1 - CET 1) was -20 b.p.

-     IFRIC23 Uncertainty about the treatment of income tax - applies to the determination of taxable profit or loss, tax bases, unused tax loss carry forwards, unused tax credits and tax rates when there is uncertainty about the treatment of taxes under IAS12.

-     Amendment to IFRS9 Financial Instruments - allows entities to measure certain financial assets prepayable with a negative offset at amortized cost. These assets, which include some loans and debt securities, would have had to be measured at fair value through profit or loss.

In order to apply measurement at amortized cost, the negative offset must be ‘reasonable compensation for early termination of the contract’ and the asset must be maintained within a ‘held-to-collect’ business model.

-     Amendment to IAS28 Investments in associates and joint ventures - the amendments clarify the accounting for long-term interests in an associate or joint venture, which are essentially part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interest under IFRS9 Financial Instruments before applying the allocation of losses and IAS28 impairment requirements in Investments in associates and joint ventures.

-     Amendment to IAS19 Employee Benefits – clarifies the accounting of the amendments, reductions and settlements on defined benefit plans.

-     Amendment to IFRS 2015‑2017 introduces minor amendments to IFRS3, IFRS11, IAS12 and IAS23:

IFRS3: clarifies that obtaining control of a business that is a joint venture is a business combination achieved in stages.

IFRS11: clarifies that the party that obtains joint control of a business that is a joint venture should not reassess its previous interest in the joint venture.

IAS12: clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized.

IAS23: clarifies that if a specific loan remains outstanding after the related qualifying asset is ready for sale or intended use, it becomes part of generic loans.

The application of the aforementioned amendments to accounting standards and interpretations, did not have any material effects on the Group’s interim financial statements.

At the date of preparation of these interim financial statements there are no standards pending adoption by the European Union which came into force on 1 January 2019.

c)   Use of critical estimates

The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2018, except for those indicated in these interim financial statements due to the rules that have come into effect during the first three months of the year 2019.

The interim financial statements contain estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.The income tax expense, which, in accordance with IAS34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.The impairment losses on certain assets – Financial assets at fair value through other comprehensive income, financial assets at amortized cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.The useful life of the tangible and intangible assets;

5.The measurement of goodwill impairment arising on consolidation;

6.The calculation of provisions and the consideration of contingent liabilities;

7.The fair value of certain unquoted assets and liabilities;

8.The recoverability of deferred tax assets; and

9.The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS3.

In the three-month period ended 31 March 2019 there were no significant changes in the estimates made at the 2018 year-end other than those indicated in these interim financial statements.

d)  Contingent assets and liabilities

Note 2.o to the Group’s consolidated annual accounts for the year ended 31 December 2018 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group's contingent assets and liabilities from 31 December 2018 to the date of formal preparation of these interim financial statements.

e)  Comparative information

The information for the year 2018 contained in these interim financial statements is only presented for comparison purposes with the information relating to the three-month period ended 31 March 2019, except for the effect of hyperinflation in Argentina on the three-month period ended 31 March 2018 balances in the in accordance with current legislation (see Note 1.h of the 2018 consolidated annual accounts).

In order to interpret the changes in the balances with respect to 31 December 2018, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the year ended 31 December 2018) and the impact of the appreciation/depreciation of the various currencies against the euro in the first three months of 2019: Mexican peso (3.69%), US dollar (1.91%), Brazilian real (1.31%), Argentine peso (‑11.38%), Pound sterling (4.22%), Chilean peso (3.95%) and Polish zloty (0.02%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (5.65%), US dollar (8.22%), Brazilian real (‑6.76%), Argentine peso (‑45.30%), Pound sterling (1.27%), Chilean peso (‑2.34%) and Polish zloty (‑2.85%).

f)   Seasonality of the Group’s transactions

The business activities carried on by the Group entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the three-month period ended 31 March 2019.

g)  Materiality

In determining the note disclosures to be made on the various items in the interim financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the three-month period ended 31 March 2019.

h)  Events after the reporting period

From 1 April 2019 until the approval date of the interim financial statements for the three-month period ended 31 March, 2019, the following significant events occurred at:

Offer to acquire shares of Banco Santander Mexico, S.A., Institución de Banca Multiple, Grupo Financiero Santander México

On 12 April, Banco Santander, S.A. announced its intention to make an offer to acquire all the shares of Banco Santander Mexico, S.A., Institución de Banca Multiple, Grupo Financiero Santander México ("Santander México") which are not owned by Grupo Santander, representing approximately 25% of the share capital of Santander México.

The shareholders accepting the offer will receive 0.337 newly issued shares of Banco Santander, S.A. per share of Santander México and 1.685 American Depositary Shares (ADSs) of Banco Santander, S.A. per ADS of Santander México (the "Exchange Ratio").

If all the shares held by minority shareholders accept the offer, Banco Santander, S.A. would issue approximately 572 million shares, representing 3.5% of Banco Santander’s current share capital.

The exchange offer is expected to be launched and settled in the second half of the year.

Additional Dividend

On 12 April, Banco Santander, S.A. announced that, in accordance with the resolution approved by the General Shareholders’ Meeting held today, on 2 May 2019 it will pay an additional dividend out of 2018 profit, for a gross amount of EUR 0.065 per share.

Anticipated amortization of Tier 1 preference shares

On 16 April, Banco Santander, S.A. announced its decision to carry out the optional early redemption of all outstanding Series II/2014 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities, with a nominal total value of USD 1,500 million (EUR 1,335 million) which are traded on the Global Exchange Market of the Irish Stock Exchange.

Agreement with Crédit Agricole S.A. on the depositary and custody business

On 17 April, Banco Santander, S.A. announced that it has signed a memorandum of understanding with Crédit Agricole S.A. with the purpose of combining CACEIS and its subsidiaries (the “CACEIS Group”), which is wholly-owned by Crédit Agricole S.A., with Santander Securities Services, S.A.U. and its subsidiaries (the “S3 Group”), which is wholly-owned by Banco Santander, S.A.

Under the transaction Santander Group would contribute 100% of the S3 Group’s operations in Spain and 49.99% of its operations in Latin America to CACEIS Group, in exchange for 30.5% of the share capital and voting rights of CACEIS Group. The remaining 69.5% would continue to be held by Crédit Agricole S.A. The Latin American operations of the S3 Group would be jointly controlled by CACEIS Group and the Santander Group.

The signature of the final agreements requires prior consultation with the relevant works councils at Credit Agricole, S.A. and the CACEIS Group and, if a final agreement is reached, the completion of the transaction is expected to take place in 2019 and will be subject to customary closing conditions, including to obtaining the necessary regulatory approvals.

i)   Other information

Referendum UK

On 23 June 2016, the UK held a referendum on EU membership in which the majority voted in favor of leaving the EU. Immediately after this result, the UK and world stock and exchange markets began a period of high volatility, including a sharp devaluation of the pound. There remains a great deal of uncertainty about the UK’s exit and its future relationship with the European Union, with regard to the UK’s future trading relationship with the rest of the world. After that period, unless it is extended, the United Kingdom will no longer be part of the European Union. This negotiation period was prolonged on 21 March 2019 and 10 April 2019 and, unless a further extension is granted, UK’s membership in the EU will end no later than 31 October 2019 (unless the UK does not participate in the European elections in May 2019, in which case the UK will leave the EU on 1 June 2019). Departure of the UK from the EU may occur before 31 October if the exit agreement is ratified by the UK parliament.

There is a possibility that the UK’s membership in the EU will end at that time without reaching any agreement on the terms of its future relationship and, as at the date of this document, the exit agreement, that provides a transitional period while the future relationship is being negotiated has not been ratified by the UK parliament.

On 29 March 2017, pursuant to Article 50(2) of the Treaty on European Union, the Prime Minister of the United Kingdom notified her intention to leave the European Union. The activation of this Article initiated a two-year negotiation period to determine the terms of the United Kingdom’s exit from the European Union and the framework for the United Kingdom’s future relationship with the European Union. After that period, unless the time frame is extended, the United Kingdom will no longer be part of the European Union. This negotiation period was prolonged on 21 March 2019 and 10 April 2019 and, unless a further extension is granted, UK’s membership in the EU will terminate no later than 31 October 2019 (unless the UK does not participate in the European elections in May 2019, then it will leave the EU on the 1 June 2019). If the exit agreement is ratified by the UK parliament, UK’s departure from the EU might occur before the 31 October.

There is also the possibility that UK’s membership in the EU will end without reaching any agreement on the terms of its future relationship. Moreover, at the date of this document, the exit agreement, which provides for a transitional period while the future relationship is being negotiated, has not been ratified by the UK parliament.

The outcome of Brexit remains uncertain; however, the UK’s exit from the European Union without an agreement remains a possibility and the consensus position is that it would have a negative impact on the UK economy and its growth prospects. While it is difficult to predict the long-term effects of the UK’s imminent exit from the European Union, in the short term the situation is one of economic and political uncertainty.

Santander UK is subject to significant regulation and supervision by the European Union. Although legislation has already been passed transferring EU standards to UK standards, uncertainty persists as to the legal and regulatory environments in which the Group’s subsidiaries will operate in the UK when that country is no longer a member of the European Union, and the framework in which cross-border banking business will take place after Brexit.

At the operational level, the Group’s UK subsidiaries and other financial institutions may no longer be able to rely on the European cross-border framework for financial services and it is not clear what the alternative regime after Brexit will be. This uncertainty and the measures taken as a result of it, as well as the new or amended rules could have a significant impact on the Group’s operations, profitability and business.

The aforementioned UK political developments, together with other changes in the structure and policies of government, could lead to greater market volatility and changes in the tax, monetary and regulatory landscape in which the Group operates and could have material adverse effects on its access to capital and liquidity under acceptable conditions and, more generally, on its business, financial position and operating results. The Group’s best estimate at the date of preparation of the consolidated annual accounts has considered these circumstances in its assessment of the various affected items in the consolidated annual accounts, mainly in the recoverability of the cash-generating unit that supports Santander UK’s goodwill.

2.   Santander Group

Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2018 provide relevant information on the Group companies at that date and on the companies accounted for under the equity method.

Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2018, 2017 and 2016.

The most significant transactions performed during the first quarter of 2019 or pending at 31 March 2019 are as follows:

Agreement with Aegon Group as partner for several insurance services

On 3 July 2018, the Group announced that it had reached an agreement with the Aegon Group, pursuant to which it will be the partner in Spain for the life-insurance business and several branches of general insurance. Given such agreement, and the perimeter under which it will be materialized, are subject to various conditions including the termination of the current alliance between Banco Popular and its current partner, it is not possible to estimate when these transactions will be closed. These transactions are not expected to have a significant impact on the Group’s income statement.

3.   Shareholder remuneration system and earnings per share

a)   Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first three months of 2019 and 2018 was as follows:

	31‑03‑19			31‑03‑18
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)
Ordinary shares	13.00%	0.065	1,055	12.00%	0.060	968
Other shares (without vote, redeemable, etc.)	-	-	-	-	-	-
Total remuneration paid	13.00%	0.065	1,055	12.00%	0.060	968
Dividend paid out of profit	13.00%	0.065	1,055	12.00%	0.060	968
Dividend paid with a charge to reserves or share premium	-	-	-	-	-	-
Dividend in kind	-	-	-	-	-	-
Flexible payment	-	-	-	-	-	-

b)   Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the three-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	31‑03‑19	31‑03‑18
Profit attributable to the Parent (millions of euros)	1,840	2,054
Remuneration of contingently convertible preference shares (millions of euros)	(148)	(124)
	1,692	1,930
Of which:
Profit or Loss from discontinued operations (non-controlling interest net) (millions of euros)	-	-
Profit or Loss from continuing operations (PPC net) (millions of euros)	1,692	1,930
Weighted average number of shares outstanding	16,229,286,510	16,131,707,130
Basic earnings per share (euros)	0.10	0.12
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.10	0.12

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the three-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity and of perpetual liabilities contingently amortizable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	31‑03‑19	31‑03‑18

Profit attributable to the Parent (millions of euros)	1,840	2,054
Remuneration of contingently convertible preference shares (millions of euros)	(148)	(124)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares
	-	-
	1,692	1,930
Of which:
Profit or Loss from discontinued operations (non-controlling interest net) (millions of euros)	-	-
Profit or Loss from continuing operations (PPC net) (millions of euros)	1,692	1,930

Weighted average number of shares outstanding	16,229,286,510	16,131,707,130
Dilutive effect of options/ receipt of shares	40,726,682	49,144,617
Adjusted number of shares	16,270,013,192	16,180,851,747
Diluted earnings per share (euros)	0.10	0.12
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.10	0.12

4.   Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended 31 December 2018 details the remuneration and other benefits to members of the Bank’s Board of Directors and senior management in 2018 and 2017.

Following is a summary of the most significant data on the remunerations and benefits for the three months ended March 31, 2019 and 2018:

Remuneration of the members of the board of directors (1)

	Thousands of euros
	31‑03‑19	31‑03‑18

Members of the board of directors:
Remuneration concept
Fixed salary remuneration of executive directors	1,724	1,439
Variable salary remuneration of executive directors	-	-
Directors fees	247	266
Bylaw-stipulated emoluments (annual emolument)	939	878
Other (except insurance premiums)	1,214	358
Sub-total	4,124	2,941

Transactions with shares and/or other financial instruments	-	-
	4,124	2,941

(1)    The notes to the consolidated annual accounts for 2019 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

On 31 March 2019, the remuneration received by the executive directors reflects the transformation into the pension system, which includes the reduction of the amount of the annual contributions to the executive directors’ pension system, proportionally increasing the fixed annual salary and without any increase in the total cost to the Bank; and the elimination of the supplementary pension system in the event of death (widowhood and orphanhood) and disability, simultaneously establishing a fixed remuneration complement and improving the life insurance coverage of the executive directors, without any increase in the total cost to the Bank. The section on executive directors’ pension funds and plans below reflects this transformation in the provisions and/or contributions to pension funds.

Other benefits of the members of the board of directors

	Thousands of euros
	31‑03‑19	31‑03‑18

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	128	86
Pension funds and plans: Endowments and / or contributions (1)	501	1,409
Pension funds and plans: Accumulated rights (2)	76,242	75,793
Life insurance premiums	1,069	405
Guarantees provided for directors	-	-

(1)    These correspond to the endowments and/or contributions made during the first three months of 2019 and 2018 in respect of retirement pensions and complementary benefits for widowhood, orphanhood and permanent disability.

(2)    Corresponds to the rights accrued by the directors in matters of pensions. It also includes for informational purposes the rights accumulated by Mr. Rodrigo Echenique Gordillo, although these rights corresponded to Mr. Echenique before his appointment as executive director. Additionally, former members of the board had at 31 March 2019 and 31 March 2018 rights accrued for this concept for 69,503 thousand of euros and 78,565 thousand of euros, respectively.

Remuneration of senior management (1) (2)

The table below includes the corresponding amounts related to remunerations of senior management at 31 March 2019 and 2018, excluding the executive directors:

	Thousands of euros
	31‑03‑19	31‑03‑18

Senior management (1):
Total remuneration of senior management (2)	9,728	8,081

(1)    Remunerations regarding to members of senior management who, during the three month period ended 31 March 2019, had ceased their duties amount to EUR 99 thousand (31 March 2018: EUR 10 thousand).

(2)   The number of members of the Bank’s senior management, excluding executive directors, is 19 as at 31 March 2019 and 18 as at 31 March 2018.

The remuneration received by senior management at 31 March 2019 reflects the improvement in senior management life insurance coverage following the transformation of the pension system at the beginning of 2018. This transformation did not entail any increase in the total cost for the Bank.

The variable annual remuneration (or bonuses) received for fiscal year 2018, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2019 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.

Funds and pension plans for senior management

	Miles de euros
	31‑03‑19	31‑03‑18

Senior management:
Pension funds: Endowments and/or contributions (1)	1,594	1,430
Pension funds: Accumulated rights (2)	69,836	67,548

(1)    Corresponds to the allocations and/or contributions made during the first three months of 2019 and 2018 as retirement pensions.

(2)     Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 31 march 2019 and 31 March 2018 rights accumulated for this same concept for EUR 168,038 thousand and EUR 187,797 thousand, respectively.

5.   Financial assets

a)   Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 31 March 2019 and 31 December 2018 is as follows, presented by nature and categories for valuation purposes:

	Millions of euros
	31‑03‑19
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost

Derivatives	56,207
Equity instruments	11,982	3,451		2,590
Debt instruments	30,162	2,617	3,296	111,519	39,895
Loans and advances	241	593	72,192	2,250	940,838
Central Banks	-	-	5,175	-	16,150
Credit institutions	-	-	43,075	-	41,519
Customers	241	593	23,942	2,250	883,169
Total	98,592	6,661	75,488	116,359	980,733

	Millions of euros
	31‑12‑18
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost

Derivatives	55,939
Equity instruments	8,938	3,260		2,671
Debt instruments	27,800	5,587	3,222	116,819	37,696
Loans and advances	202	1,883	54,238	1,601	908,403
Central Banks	-	-	9,226	-	15,601
Credit institutions	-	2	23,097	-	35,480
Customers	202	1,881	21,915	1,601	857,322
Total	92,879	10,730	57,460	121,091	946,099

Following is the gross exposure of financial assets subject to impairment stages at 31 March 2019 and 31 December 2018:

	Millions of euros
	31‑03‑19				31‑12‑18
	Impairment value correction				Impairment value correction
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Financial assets at fair value through other comprehensive income	113,773	6	-	113,779	118,422	6	-	118,428
Debt instruments	111,527	-	-	111,527	116,825	-	-	116,825
Loans and advances	2,246	6	-	2,252	1,597	6	-	1,603
Central Banks	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	-	-	-	-
Customers	2,246	6	-	2,252	1,597	6	-	1,603
Financial assets at amortized cost	917,360	52,490	34,238	1,004,088	882,661	52,295	34,333	969,289
Debt instruments	39,520	103	911	40,534	37,339	117	870	38,326
Loans and advances	877,840	52,387	33,327	963,554	845,322	52,178	33,463	930,963
Central Banks	16,150	-	-	16,150	15,601	-	-	15,601
Credit institutions	41,513	17	2	41,532	35,489	1	2	35,492
Customers	820,177	52,370	33,325	905,872	794,232	52,177	33,461	879,870
Total	1,031,133	52,496	34,238	1,117,867	1,001,083	52,301	34,333	1,087,717

On 31 March 2019, the Group has EUR 739 million (EUR 757 million on 31 December 2018) of exposure in impaired assets purchased with impairment, which mainly correspond to the business combinations carried out by the Group.

b)  Valuation adjustments for impairment of financial assets at amortized cost portfolio

The following is the movement that has taken place, during the three-month periods ended 31 March 2019 and 2018, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortized cost:

	Millions of euros
	31‑03‑19	31‑03‑18 (*)

Balance as at beginning of period	23,945	26,656
Impairment losses charged to income for the period	2,587	2,632
Of which:
Impairment losses charged to income	5,204	5,494
Impairment losses reversed with a credit to income	(2,617)	(2,862)
Write-off of impaired balances against recorded impairment allowance	(2,728)	(2,890)
Exchange differences and other	289	(329)
Balance as at end of period	24,093	26,069
Of which, relating to:
Impaired assets	15,508	17,052
Other assets	8,585	9,017
Of which:
Individually calculated	5,414	6,676
Collectively calculated	18,679	19,393

(*)   See reconciliation of IAS 39 31 December, 2017 to IFRS 9 1 January, 2018 (Note 1.b of the 2018 Consolidated Annual Accounts).

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognized under "Financial assets at amortized cost" as at 31 March 2019:

	Millions of euros
	Stage 1	Stage 2	Stage 3	Total
Loss allowance as at beginning of period	3,658	4,743	14,906	23,307
Transfers between stages	(217)	(49)	1,296	1,030
Net changes of the exposure and modifications in the credit risk	351	12	1,160	1,523
Write-offs	-	-	(2,728)	(2,728)
Exchange differences and other	(16)	68	258	310
Carrying amount as of 31 March 2019	3,776	4,774	14,892	23,442

Previously written-off assets recovered during the first three months of 2019 and 2018 amount to EUR 344 million and to EUR 345 million, respectively. Considering these amounts, the recorded impairment of financial assets at amortized cost is EUR 2,243million and EUR 2,287 million, respectively.

c)   Impaired assets of financial assets at amortized cost portfolio

The movement produced, during the three-month periods ended 31 March 2019 and 2018, in the balance of financial assets classified at amortized cost and considered doubtful by reason for the credit risk is as follows:

	Millions of euros
	31‑03‑19	31‑03‑18

Balance as at beginning of period	35,091	37,275
Net additions	2,131	2,358
Written-off assets	(2,728)	(2,890)
Exchange differences and other	483	146
Balance as at end of period	34,977	36,889

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)  Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at 31 March 2019 and 31 December 2018:

	Millions of euros			Millions of euros
	31‑03‑19			31‑12‑18
	Carrying amount	Fair value		Carrying amount	Fair value
Financial assets at amortized cost			Financial assets at amortized cost
Loans and advances	940,838	947,745	Loans and advances	908,403	914,013
Central banks	16,150	16,149	Central banks	15,601	15,610
Loans and advances to credit institutions	41,519	42,062	Loans and advances to credit institutions	35,480	35,833
Loans and advances to customers	883,169	889,534	Loans and advances to customers	857,322	862,570
Debt instruments	39,895	40,472	Debt instruments	37,696	38,095
ASSETS	980,733	988,217	ASSETS	946,099	952,108

The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2018.

6.   Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at 31 March 2019 and 31 December 2018 is as follows presented by nature:

	Millions of euros
	31‑03‑19	31‑12‑18

Tangible assets	4,558	5,424
Of which:
Foreclosed assets	4,473	5,334
Of which: Property assets in Spain (*)	3,575	4,488
Other tangible assets held for sale	85	90
Other assets	2	2
	4,560	5,426

(*)   During the first quarter of 2019, the sale of foreclosed real estate assets to Cerberus took place, generating EUR 180 million losses.

On 31 March 2019, the allowance that covers the value of the foreclosed assets represents the 49% (31 December 2018: 49%). The charges recorded in the first three months of 2019 and 2018 amounted to EUR 74 million and EUR 69 million, and the recoveries undergone during those periods amount to EUR 19 million and EUR 5 million, respectively.

7.   Tangible assets

a)   Changes in the period

In the first three months of 2019 and 2018, tangible assets were acquired for EUR 2,231 million and EUR 2,137 million, respectively.

Also, in the first three months of 2019 and 2018 tangible asset items were disposed of with a carrying amount of EUR 1,059 million and EUR 1,214 million respectively, giving rise to a net gain of EUR 12 million and EUR 18 million, respectively.

b)   Property, plant and equipment purchase commitments

On 31 March 2019 and 2018, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.   Intangible assets

a)   Goodwill

The detail of Intangible Assets - Goodwill at 31 March 2019 and 31 December 2018, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	31‑03‑19	31‑12‑18

Santander UK	8,658	8,307
Banco Santander (Brazil)	4,518	4,459
Santander Bank Polska	2,402	2,402
Santander Consumer USA	2,143	2,102
Santander Bank, National Association	1,828	1,793
Santander Consumer Germany	1,217	1,217
SAM Investment Holdings Limited	1,173	1,173
Santander Portugal	1,040	1,040
Santander España (*)	1,023	1,023
Banco Santander - Chile	652	627
Santander Consumer Nordics	500	502
Grupo Financiero Santander (Mexico)	450	434
Other entities	385	387
Total Goodwill	25,989	25,466

(*)  Includes mainly goodwill arising from the purchases of Banco Popular Group’s network and Wizink´s card business.

In the first three months of 2019, goodwill increased by EUR 523 million mainly due to exchange differences (Note 11), which pursuant to current regulations, were recognized with a debit to Other accumulated results – items that may be reclassified to profit or loss - Exchange differences in equity through the condensed consolidated statement of recognized income and expense.

Note 17 to the consolidated annual accounts for the year ended 31 December 2018 includes detailed information on the procedures followed by the Group to analyze the potential impairment of the goodwill recognized with respect to its recoverable amount and to recognize the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indicators of impairment, the Group’s directors concluded that in the first three months of 2019 there were no impairment losses which required recognition.

9.   Financial liabilities

a)  Breakdown

The following is a breakdown of the Group’s financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 31 March 2019 and 31 December 2018, presented by nature and categories for valuation purposes:

	Millions of euros
	31‑03‑19			31‑12‑18
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	56,509			55,341
Short Positions	11,485			15,002
Deposits	-	71,588	933,109	-	65,304	903,101
Central banks	-	10,064	73,341	-	14,816	72,523
Credit institutions	-	20,461	92,470	-	10,891	89,679
Customer	-	41,063	767,298	-	39,597	740,899
Debt instruments	-	2,709	247,552	-	2,305	244,314
Other financial liabilities	-	129	31,320	-	449	24,215
Total	67,994	74,426	1,211,981	70,343	68,058	1,171,630

b)  Information on issues, repurchases or redemptions of debt instruments issued

The detail of the balance of debt securities issued according to their nature is:

	Millions of euros
	31‑03‑19	31‑12‑18
Bonds and debentures outstanding	197,351	195,498
Subordinated	22,803	23,676
Promissory notes and other securities	30,107	27,445
Total debt instruments issued	250,261	246,619

The detail, at 31 March 2019 and 2018, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first three months of 2019 and 2018:

	Millions of euros
	31‑03‑19
	Opening balance at 01‑01‑19	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 31‑03‑19

Bonds and debentures outstanding	195,498	-	11,830	(12,644)	2,667	197,351
Subordinated	23,676	-	1,056	(2,124)	195	22,803
Bonds and debentures outstanding and subordinated liabilities issued	219,174	-	12,886	(14,768)	2,862	220,154

	Millions of euros
	31‑03‑18
	Opening balance at 01‑01‑18	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 31‑03‑18

Bonds and debentures outstanding	176,719	-	17,438	(14,528)	(2,005)	177,624
Subordinated	21,382	-	2,750	(83)	(260)	23,789
Bonds and debentures outstanding and subordinated liabilities issued	198,101	-	20,188	(14,611)	(2,265)	201,413

On February 2019 the Group announced that it had completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding preemptive subscription rights and for a nominal value of USD 1,200 million (EUR 1,056 million) (the “Issue” and the “CCPS”).

The CCPS were issued at par and its remuneration has been set at 7.50% on an annual basis for the first five years. The payment of the remuneration of the CCPS is subject to certain conditions and to the discretion of the Bank. After that, it will be reviewed every five years by applying a margin of 498.9 basis points on the 5‑year Mid-Swap Rate.

In March 2018, Banco Santander, S.A. communicated that the placement of preference shares contingently convertible into newly issued ordinary shares of the Bank was carried out, excluding the right of preferential subscription of its shareholders and for a nominal amount of EUR 1,500 million (the "Issuance" and the CCPSs").

The Issuance was made at par and the remuneration of the CCPSs, whose payment is subject to certain conditions and is also discretionary, was fixed at an annual 4.75% for the first seven years, being revised thereafter every five years applying a margin of 409.7 basis points over the 5‑year Euro Mid-Swap Rate.

c)   Other issues guaranteed by the Group

At 31 March 2019 and 2018, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)   Fair value of financial liabilities not measured at fair value

Following is a comparison between the value by which the Group’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 31 March 2019 and 31 December 2018:

	Millions of euros
	31‑03‑19		31‑12‑18
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	933,109	932,344	903,101	902,680
Central banks	73,341	72,860	72,523	72,039
Credit institutions	92,470	92,348	89,679	89,662
Customer	767,298	767,136	740,899	740,979
Debt instruments	247,552	253,336	244,314	247,029
Other financial liabilities	31,320	31,396	24,215	24,197
Liabilities	1,211,981	1,217,076	1,171,630	1,173,906

The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2018, other than those mentioned in these interim financial statements.

10. Provisions

a)   Provisions for Pensions and other post-retirements obligations and Other long term employee benefits

The variation experienced by the balance of the Pensions and other post-retirements obligations and other long term employee benefits from 31 December 2018 to 31 March 2019, is mainly due to higher actuarial losses in the quarter as a result of changes in actuarial assumptions (note 11.c).

b)   Provisions for Taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at 31 March 2019 and at 31 December 2018 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	31‑03‑19	31‑12‑18

Provisions for taxes	899	864
Provisions for employment-related proceedings (Brazil)	855	859
Provisions for other legal proceedings	1,451	1,451
Provision for customer remediation	642	652
Regulatory framework-related provisions	86	105
Provision for restructuring	548	492
Other	1,361	1,226
	5,842	5,649

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated cost of the Banco Popular floor clauses. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK, and those relating to Banking Tax in Poland.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The changes in provisions arising from civil contingencies and legal nature are disclosed in this note. Regarding Brazil, the main charges in the period are EUR 34 million due to civil contingencies and EUR 25 million arising from employment related claims. This increase was partially offset by the use of available provisions of which EUR 41 million were related to payments of employment-related claims and EUR 43 million due to civil contingencies.

Regarding the provisions arising for customer remediation, in United Kingdom EUR 32 million provisions for customer compensation has been used. On the other hand, of the business from Banco Popular, S.A.U., an amount of EUR 22 million has been used in the year from floor clauses.

Regarding the provisions constituted by regulatory framework, EUR 23 million in the three-month period in United Kingdom has been used (Bank Levy and FSCS). In addition, EUR 31 million have been charged and paid in Poland.

In addition, the provisions for restructuring, the United Kingdom has set aside EUR 88 million and EUR 22 million in Poland. This increase is partially offset in the United Kingdom by the use of EUR 11 million and EUR 12 million in Poland.

c)  Litigation and other matters

i. Tax-related litigation

At 31 March, 3019 the main tax-related proceedings concerning the Group were as follows:

-     Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11.727/2008, a provision having been recognized for the amount of the estimated loss. Due to recent unfavorable decisions of the courts, the Group in Brazil has withdrawn their actions and paid the amount claimed, using the existing provision.

-     Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office regarding COFINS contribution, confirming the decision of Federal Regional Court favorable to Banco Santander (Brasil) S.A. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. The risk is classified as possible and there is a provision for the amount of the estimated loss.

-     Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognized in connection with the amount considered to be a contingent liability.

-     Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. No provision was recognized in connection with the amount considered to be a contingent liability.

-     Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognized in connection with the amount of the estimated loss.

-     In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Santander Brasil Tecnologia S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000, 2001 and part of 2002. In July 2015, after the unfavorable decision of CARF, both entities appealed at Federal Justice in a single proceeding. There is a provision recognized for the estimated loss.

-     In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. Actually it is appealed before the CARF. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it is considered to be a contingent liability.

-     In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-     Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-     Banco Santander (Brazil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-     Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. A provision was recognized in connection with the amount of the estimated loss.

-     Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 as well as the related issuance and financing costs. On 17 July 2018, the District Court finally ruled against Santander Holdings USA, Inc. Final resolution is anticipated within the coming months, with no effect on income, as it is fully provisioned.

-     Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of 12 January 2011 of the European Commission, ruling that the deduction regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The Group has not recognized provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At 31 March 2019, the main non-tax-related proceedings concerning the Group were as follows:

-     Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. As of 31 March 2019, the remaining provision for PPI redress and related costs amounted to GBP 219 million (EUR 255 million). This provision represents management’s best estimate of Santander UK plc future liability in respect of mis-selling of PPI policies and is based on recent claims experience and consideration of the FCA policy statement PS19/2 (Previously rejected PPI complaints and further mailing requirements – Feedback on Cp18/33 and final rules and guidance). It has been calculated using key assumptions such as the estimated number of customer complaints received, the number of rejected misselling claims that will be in scope for Plevin and Recurring Non Disclosure of Commission redress, and the determination of liability with respect to a specific portfolio of claims. The provision will be subject to continuous review, taking into account the impact of any further claims received and FCA guidance.

-     Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. The bank is claiming to Delforca a total of EUR 66 million from the liquidation of the swaps. Two arbitration proceedings were instigated before the Spanish Court of Arbitration with an outcome of two awards in favor of the Bank. However, these two arbitration awards were annulled for procedural issues. Mobiliaria Monesa, S.A. (Delforca’s parent company) has commenced a civil proceeding against the Bank claiming damages which, as of date have not been determined. The proceeding has been stayed because the jurisdiction of the Court has been challenged. Within insolvency proceedings before the Commercial Court, both Delforca and Mobiliaria Monesa have instigated a claim against the Bank seeking the recovery of EUR 56.8 million that the Bank received from the liquidation of the swap. The Bank has not recognized any provisions in this connection.

-     Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not make a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March, 2019, a decision from the Federal Court of Justice (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Santander Brasil. We intended to bring a rescission action and/or a final appeal to revert the decision in the main proceedings and suspend procedural enforcement. Our legal advisers have classified the risk of loss as possible. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun).

-     “Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally (‘economic plans’). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already approved by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from February 2018.The provisions recorded for the economic plan processes are considered sufficient.

-     CNMC: after an administrative investigation on several financial entities, including Banco Santander, S.A., in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans, on 13 February 2018, the Competition Directorate of the Spanish “National Commission for Antitrust and Markets” (CNMC) published its decision, by which it fined the Bank and another three financial institutions with EUR 91 million (EUR 23.9 million for the Bank) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union. According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court by the Bank that has already paid the fine.

-     Floor clauses (“cláusulas suelo”): As a consequence of the acquisition of Banco Popular, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 2 January, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. The Group considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. For this matter, after the purchase of Banco Popular Español, S.A.U., EUR 379 million provisions have been used by the Group (EUR 238 million in 2017 and EUR 119 million in 2018) mainly for refunds as a result of the extrajudicial process mentioned above. As of 31 March, 2019, the amount of the Group’s provisions in relation to this matter amounts to EUR 82 million which covers the probable risk.

-     Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution’s business, in the application accordance with the single resolution framework regulation referred to in Note 3, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB’s resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Popular Español, S.A.U., Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U.. There are also criminal investigations in progress led by the Spanish National Court in connection with Banco Popular Español, S.A.U., although not with its acquisition. On 15 January 2019, the Spanish National Court, applying article 130.2 of the Spanish Criminal Code, declared the Bank the successor entity to Banco Popular Español, S.A.U. (following the merger of the Bank and Banco Popular Español, S.A.U. on 28 September 2018), and, as a result, determined that the Bank assumed the role of the party being investigated in the criminal proceeding. The Bank has appealed this decision.

At this time it is not possible to foresee the total number of lawsuits and additional claims that could be put forth by the former shareholders, nor their economic implications (particularly considering that the resolution decision in application of the new laws is unprecedented in Spain or any other Member State of the European Union and that possible future claims might not specify any specific amount, allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular Español, S.A.U. has been accounted for as disclosed in Note 3 of the 2018 consolidated annual accounts.

-     German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Abbey National Treasury Services plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions. The Group is cooperating with the German authorities. As the investigations are at preliminary stage, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. The Bank has not recognized any provisions in this connection in relation to the potential imposition of financial penalties.

-     Attorneys General Investigation of auto loan securitization transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state’s consumer protection statutes. SC was informed that these states serve on behalf of a group of 32 state Attorneys General. The subpoenas contain broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of nonprime vehicle loans. SC has responded to these requests within the deadlines specified in the CIDs and has otherwise cooperated with the Attorneys General with respect to this matter. The provisions recorded for this investigation are considered sufficient.

-     Financial Industry Regulatory Authority (“FINRA”) Puerto Rico Arbitrations: as of 31 March 2019, Santander Securities LLC (SSLLC) had received 623 FINRA arbitration cases related to Puerto Rico bonds and Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract of the acquirers, unsuitability, over-concentration of the investments and defect to supervise. There were 425 arbitration cases that remained pending as of 31 March 2019. The provisions recorded for these matters are considered sufficient.

As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

With the information available to it, the Group considers that, at 31 March 2019, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.  Equity

In the three-month periods ended 31 March 2019 and 2018 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)   Capital

As of 31 March 2019 and 31 December 2018, the Bank’s capital stock was represented by 16,236,573,942 shares, with a nominal amount of EUR 8,118 million, in both dates.

b)   Breakdown of Other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss.

	Millions of euros
	31‑03‑2019	31‑12‑2018
Other comprehensive income accumulated	(20,992)	(22,141)
Items not reclassified to profit or loss	(3,469)	(2,936)
Actuarial gains or losses on defined benefit pension plans	(3,945)	(3,609)
Non-current assets held for sale	-	-
Share in other income and expenses recognized in investments, joint ventures and associates	-	1
Other valuation adjustments	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	463	597
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	-	-
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	13	75
Items that may be reclassified to profit or loss	(17,523)	(19,205)
Hedge of net investments in foreign operations (effective portion)	(5,046)	(4,312)
Exchange differences	(13,706)	(15,730)
Hedging derivatives (effective portion)	165	277
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	1,301	828
Hedging instruments (items not designated)	-	-
Non-current assets held for sale	-	-
Share in other income and expenses recognized in investments, joint ventures and associates	(237)	(268)

c)  Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans.

The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of Recognized income and expense.

During the first three months of 2019 actuarial gains or losses on defined benefit pension plans amounts to EUR 468 million, which main impact is:

-      Increase of EUR 390 million in the accumulated actuarial losses corresponding to the Group’s businesses in the United Kingdom, mainly due to the evolution experienced by the discount rate (down from 2.90% to 2.46%) and inflation (up from 3.22% to 3.26%).

Likewise, the differences in the cumulative actuarial gains and losses account for an increase of EUR 78 million, as a consequence of the evolution of exchange rates and other effects, mainly in the United Kingdom (appreciation of the pound).

d)  Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income.

Includes the net amount of unrealized fair value changes in equity instruments at fair value with changes in other comprehensive income.

Below is a breakdown of the composition of the balance as of 31 March 2019 under "Other comprehensive income - Items that cannot be reclassified to profit or loss - Changes in the fair value of debt equity measured at fair value with changes in other comprehensive income depending on the geographical origin of the issuer:

	Millions of euros
	31‑03‑19				31‑12‑18
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Equity instruments
Domestic
Spain	22	(439)	(417)	193	20	(216)	(196)	417
International
Rest of Europe	190	(77)	113	690	160	(76)	84	652
United States	11	-	11	43	9	-	9	42
Latin America and rest	761	(5)	756	1,664	708	(8)	700	1,560
	984	(521)	463	2,590	897	(300)	597	2,671
Of which:
Listed	894	(16)	878	2,083	818	(18)	800	1,943
Unlisted	90	(505)	(415)	507	79	(282)	(203)	728

(e)  Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences.

Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net variation of both headings recognized during the first quarter of 2019, recorded in the statement of income and expenses recognized as a consolidated summary, reflects the effect generated by the appreciation of the currencies (Note 1.e). From this variation, a gain of EUR 520 million corresponds to the valuation at the closing exchange rate of goodwill of the quarter (Note 8).

(f)  Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income.

Includes the net amount of unrealized fair value changes in debt instruments at fair value through other comprehensive income.

Below is a breakdown of the composition of the balance as of 31 March 2019 and 31 December 2018 under Other comprehensive income - Items that can be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	Millions of euros
	31‑03‑19				31‑12‑18
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government and central banks debt instruments
Spain	443	(1)	442	34.555	323	(3)	320	38.550
Rest of Europe	485	(10)	475	16.520	373	(55)	318	17.494
Latin America and rest of the world	524	(81)	443	42.004	448	(117)	331	42.599
Private-sector debt instruments	52	(111)	(59)	20.690	37	(178)	(141)	19.777
	1.504	(203)	1.301	113.769	1.181	(353)	828	118.420

12.   Segment information

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Centre. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue that is deemed to be recognized under Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net, Other operating income and Income from assets under insurance and reinsurance contracts in the accompanying consolidated income statements for the three-month period ended 31 March 2019 and 2018.

This financial information (“underlying basis”) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

Following, is the reconciliation between the adjusted profit and the statutory profit corresponding to the three month period ended 31 March, 2019 and 2018:

	Millions of euros
Segment	Revenue from ordinary activities		Profit		Profit before taxes
	31‑03‑19	31‑03‑18	31‑03‑19	31‑03‑18	31‑03‑19	31‑03‑18
Continental Europe	6,005	6,080	871	931	1,345	1,392
United Kingdom	2,234	2,145	271	320	380	457
Latin America	8,789	8,851	1,137	1,099	2,137	2,025
United States	2,571	2,037	182	125	371	241
Corporate Centre	(36)	(109)	(513)	(421)	(549)	(426)
Underlying Profit	19,563	19,002	1,948	2,054	3,684	3,689
Adjustments	-	-	(108)	-	(82)	-
Statutory Profit	19,563	19,002	1,840	2,054	3,602	3,689

Explanation of adjustments:

·

Gains due to the sale of the equity stake in Prisma, with a net impact of EUR 150 million. The corresponding gross impact was recorded under the chapter Gains or losses on non-financial assets and investments, net.

·	Losses given the sale of properties with a net impact of EUR 180 million, recorded under the chapter Gains or losses on non-current assets held for sale not classified as discontinued operations.
·	Restructuring costs in UK and Poland amounting to EUR 78 million. The corresponding gross impact was recorded under Provisions or reversal of provisions, net.

13.   Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first three months of 2019 and 2018, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents,

Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized:

	Millions of euros
	31‑03‑19
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	1	-	1
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of stocks	-	-	-	-	-
Other expenses	-	-	3	-	3
	-	-	4	-	4
Income:
Finance income	-	-	22	-	22
Dividends received	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of stocks	-	-	-	-	-
Other income	-	-	241	-	241
	-	-	263	-	263

	Millions of euros
	31‑03‑19
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Financing agreements: loans and capital contributions (lender)	-	-	585	(3)	582
Financing agreements: loans and capital contributions (borrower)	-	7	118	22	147
Guarantees provided	-	-	(21)	4	(17)
Guarantees received	-	-	-	-	-
Commitments acquired	-	-	13	(4)	9
Dividends and other distributed profit	-	2	-	10	12
Other transactions	-	-	-	-	-

Balance closing period	Millions of euros
	31‑03‑19
	Significant shareholders	Significant shareholders	Significant shareholders	Significant shareholders	Significant shareholders

Debt balances:
Customers and commercial debtors	-	-	-	-	-
Loans and credits granted	-	27	7,722	61	7,810
Other collection rights	-	-	395	-	395
	-	27	8,117	61	8,205
Credit balances:
Suppliers and credits granted	-	-	-	-	-
Loans and credits granted	-	35	1,836	86	1,957
Other payment obligations	-	-	78	-	78
	-	35	1,914	86	2,035

	Millions of euros
	31‑03‑18
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	1	-	1
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of stocks	-	-	-	-	-
Other expenses	-	-	28	-	28
	-	-	29	-	29
Income:
Finance income	-	-	16	3	19
Dividends received	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of stocks	-	-	-	-	-
Other income	-	-	193	2	195
	-	-	209	5	214

	Millions of euros
	31‑03‑18
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Financing agreements: loans and capital contributions (lender)	-	1	293	27	321
Financing agreements: loans and capital contributions (borrower)	-	9	(190)	4	(177)
Guarantees provided	-	-	-	32	32
Guarantees received	-	-	-	-	-
Commitments acquired	-	-	219	-	219
Dividends and other distributed profit	-	2	-	9	11
Other transactions	-	-	(10)	-	(10)

14.   Off-balance-sheet exposures

The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverable and non recoverable).

Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.

Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	Millions of euros
	31‑03‑19	31‑12‑18
Loans commitment granted	221,305	218,083
Of which doubtful	400	298
Financial guarantees granted	12,265	11,723
Of which doubtful	164	181
Bank sureties	12,100	11,557
Credit derivatives sold	165	166
Other commitments granted	79,472	74,389
Of which doubtful	953	983
Other granted guarantees	33,262	35,154
Other	46,210	39,235

The breakdown of the off-balance sheet exposure and impairment on 31 March 2019 and 31 December 2018 by impairment stages is EUR 306,481 million and EUR 297,409 million of exposure and EUR 363 million and EUR 382 million of impairment in stage 1, EUR 5,044 million and EUR 5,324 million of exposure and EUR 115 million and EUR 132 million of impairment in stage 2, and EUR 1,517 million and EUR 1,462 million of exposure and EUR 232 million and EUR 265 million of impairment in stage 3, respectively.

15.    Average headcount and number of branches

The average number of employees at the Bank and the Group, by gender, in the three-month periods ended 31 March 2019 and 2018 is as follows:

Average headcount	Bank		Group
	31‑03‑19	31‑03‑18	31‑03‑19	31‑03‑18

Men	16,312	11,526	91,966	91,437
Women	13,754	9,816	110,687	110,982
	30,066	21,342	202,653	202,419

The number of branches at 31 March 2019 and 31 December 2018 is as follow:

Number of branches	Group
	31‑03‑19	31‑12‑18
Spain	4,422	4,427
Foreign	8,855	8,790
	13,277	13,217

16.    Other disclosures

a)  Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at 31 “March 2019 and 31 December 2018, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	31‑03‑19			31‑12‑18
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total

Financial assets held for trading	42,225	56,367	98,592	37,108	55,771	92,879
Non-trading financial assets mandatorily at fair value through profit or loss	1,857	4,804	6,661	1,835	8,895	10,730
Financial assets at fair value through profit and loss	2,714	72,774	75,488	3,102	54,358	57,460
Financial assets at fair value through other comprehensive income	98,336	18,023	116,359	103,590	17,501	121,091
Hedging derivatives (assets)	-	7,270	7,270	-	8,607	8,607
Financial liabilities held for trading	12,495	55,499	67,994	16,104	54,239	70,343
Financial liabilities designated at fair value through profit or loss	1,214	73,212	74,426	987	67,071	68,058
Hedging derivatives (liabilities)	6	7,267	7,273	5	6,358	6,363
Liabilities under insurance contracts	-	751	751	-	765	765

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt instruments, private-sector debt instruments, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in some cases, they use significant inputs not observable in market data (Level 3).

In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table for the three month period ended on 31 March 2019. At this regard, the Group has reclassified to level 3 some positions in Brazil and Spain due to debt instruments illiquidity and also because of the credit spread unobservability as a significant input in the valuation of certain credit portfolios.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2018.

As of 31 March 2019, the CVA (Credit Valuation Adjustment) accounted for was EUR 331 million (‑5.6% from 31 December 2018 year end) and adjustments of DVA (Debt Valuation Adjustment) was EUR 217 million      (‑16.8% compared to 31 December 2018). The reductions are mainly due to the decrease of credit spreads by 15% in the most liquid periods.

Set forth below are the financial instruments at fair value whose measurement is based on internal models (Level 2 and Level 3) at 31 March 2019 and 31 December 2018:

	Millions of euros		Millions of euros
	Fair values calculated using internal models at 31‑03‑19 (*)		Fair values calculated using internal models at 31‑12‑18 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs

ASSETS	153,699	5,539	140,659	4,473
Financial assets held for trading	55,680	687	55,033	738
Customers (**)	241	-	205	-	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	751	59	314	153	Present value method	Yield curves, HPI, FX market prices
Derivatives	54,688	628	54,514	585
Swaps	45,328	222	44,423	185	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	482	-	617	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,842	203	3,778	149	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	-	-	-	-	Present value method	Yield curves, FX market prices
Index and securities options	1,277	170	1,118	198	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	3,759	33	4,578	51	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, Liquidity, Others
Hedging derivatives	7,245	25	8,586	21
Swaps	7,020	25	7,704	21	Present value method	FX market prices, Yield curves, Basis
Interest rate options	22	-	20	-	Black’s Model	FX market prices, Yield curves, Volatility surfaces
Other	203	-	862	-	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	3,260	1,544	7,492	1,403
Equity instruments	1,010	606	985	462	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	2,107	488	5,085	481	Present value method	Interest rates curves
Loans and receivables (**)	143	450	1,422	460	Present value method, swap asset model & CDS	Interest rates curves and Credit curves
Financial assets designated at fair value through profit or loss	71,846	928	53,482	876
Central banks	5,175	-	9,226	-	Present value method	Interest rates curves, FX market prices
Credit institutions	43,025	50	22,897	201	Present value method	Interest rates curves, FX market prices
Customers (****)	23,424	518	21,355	560	Present value method	Interest rates curves, FX market prices, HPI
Debt instruments and equity instruments	222	360	4	115	Present value method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	15,668	2,355	16,066	1,435
Equity instruments	474	349	455	581	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	14,736	214	14,699	165	Present value method	Interest rates curves, FX market prices
Loans and receivables	458	1,792	912	689	Present value method	Interest rates curves, FX market prices and Credit curves
LIABILITIES	136,427	302	127,991	442
Financial liabilities held for trading	55,211	288	53,950	289
Derivatives	55,203	288	53,950	289
Swaps	45,454	113	43,489	111	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	468	-	610	7	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,534	29	4,411	26	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,221	137	1,233	143	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	3	-	7	-	Black’s Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	3,523	9	4,200	2	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Short positions	8	-	-	-	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	7,260	7	6,352	6
Swaps	6,476	7	5,868	6	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	9	-	158	-	Black’s Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	775	-	326	-	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	73,205	7	66,924	147	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	751	-	765	-

(*)      The internal models of Level 2 implement figures based on the parameters observed in the market, while Level 3 internal models uses significant inputs that are not observable in market data.

(**)     Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(***)    Includes credit risk derivatives with a negative net fair value of EUR 3 million recognized in the interim condensed consolidated balance sheet (31 December 2018: net fair value of EUR 0 million). These assets and liabilities are measured using the Standard Gaussian Copula Model.

(****)   Includes residential mortgages to financial institutions in the United Kingdom (which are regulated and partly financed by the Government). The fair value of these loans has been obtained using observable market variables, including current market transactions of similar amount and guarantees provided by the UK Housing Association. Given that the Government is involved in these entities, credit risk spreads have remained stable and homogeneous in this sector. The results arising from the valuation model are contrasted against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-     Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

·

The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

·

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

·

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

·	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-    Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

-    Derivatives of negotiation on interest rates, taking asset securitizations and with the redemption rate (CPR) as the main unobservable input as an underlying asset.

-    Derivatives from trading on inflation in Spain, where volatility is not observable in the market.

-    Derivatives on long-term interest rate volatility (more than 30 years) where volatility is not observable in the market at the indicated term.

-    Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.

-    Syndicated loans with the HTC&S business model (Hold to collect and sale) and classified in the fair value category with changes in other accumulated global result, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favor of the borrower.

The net amount recorded in the results of the first three months of 2019 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounts to EUR 94 million benefit.

The table below shows the effect, at 31 March 2019, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of euros)
(Level 3)					Unfavorable scenario	Favorable scenario
Financial assets held for trading
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(0.3)	0.3
		Long-term rates MXN	(a)	(a)	0.0	0.0
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%‑5%	2.52%	(23.5)	23.1
		HPI spot rate	n/a	788.41 (**)	(8.2)	8.2
	Interest curves, Price market FX	CPR	n/a	n/a	(163.2)	84.4
Quanto options (c)	Local term volatility and reference strike under the partial differential equation method	Non-existent market volatility, a proxy is used	Beta vs Surface Volatility STOXX50E 69%‑62%	Beta 65%	0.0	0.0
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present Value Method, others	Contingencies for litigations	0%‑100%	24%	(26.6)	8.4
	Present Value Method, others	Late payment and prepayment rate capital cost long-term profit growth rate	(a)	(a)	(12.8)	12.8
	Present Value Method, others	Interest curves, price market FX and credit curves	(a)	(a)	1.8	(1.8)
	Local Volatility	Long term volatility	n/a	34.0%	244.9	(313.8)
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%‑5%	2.65%	(5.6)	4.9
Debt instruments and equity instruments		HPI spot rate	n/a	788.41 (**)	(10.7)	10.7
	TD Black	Spain Volatility	n/a	4.7%	2.2	(11.5)
	Asset Swap Model & CDS	Interest and credit curve models	n/a	7.7%	(19.8)	4.4
	Cvx. Adj (SLN)	Long term volatility	n/a	8.0%	(121.2)	105.1
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%‑5%	2.59%	(5.6)	6.0
		HPI spot rate	n/a	722 (**)	(5.8)	5.5
		Curves on TAB indices (*)	(a)	(a)	-	-
	Discounted flows denominated in different currencies	Long term rate MXN	Bid Offer Spread IRS TIIE 2bp – 6bp X-CCY USD/MXN 3bp – 10bp	IRS TIIE 3bp X-CCY MXN/USD 4bp Swaps UDI/MXN 10bp	(1.2)	1.2

Hedging Derivatives (Liabilities)	Advances models of local volatility and stochastic	Correlation between prices and shares	55%‑75%	65%	Not applicable	Not applicable
	Advanced multi-factor interest rate models	Reversion to average interest rate	0.0001‑0.03	0.01 (***)	-	0.0
Financial liabilities designated at fair value through profit or loss	-	-	-	-	(b)	(b)

(*)     TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(**)   There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(***)  Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level.

(a)        The exercise was conducted for the unobservable inputs described in the “main unobservable inputs” column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/‑100 b.p. for the total sensitivity to this index in CLP and CLF. The same is applicable to the MXN interest rates.

(b)        The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

(c)        No impacts have arisen in Quanto options as the exposure is back to back completely covered.

Lastly, the changes in the financial instruments classified as Level 3 in the first three months of 2019 were as follows:

	01‑01‑2019	Changes							31‑03‑2019
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases/ Settlements	Sales/ Amortization	Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	738	35	(35)	-	98	-	(158)	9	687
Debt instruments	153	-	(24)	-	(2)	-	(74)	6	59
Trading derivatives	585	35	(11)	-	100	-	(84)	3	628
Swaps	185	-	-	-	35	-	3	(1)	222
Exchange rate options	2	-	-	-	(2)	-	-	-	-
Interest rate options	149	-	-	-	54	-	-	-	203
Index and securities options	198	25	(11)	-	15	-	(60)	3	170
Other	51	10	-	-	(2)	-	(27)	1	33
Hedging derivatives (Assets)	21	-	-	-	4	-	-	-	25
Swaps	21	-	-	-	4	-	-	-	25
Trading financial assets at fair value through profit or loss	876	-	1	-	(5)	-	104	(48)	928
Credit institutions	201	-	-	-	-	-	(151)	-	50
Loans and advances to customers	560	-	-	-	-	-	-	(42)	518
Debt instruments	115	-	-	-	(5)	-	255	(5)	360
Equity instruments	-	-	1	-	-	-	-	(1)	-
Non-trading financial assets mandatorily at fair value through profit or loss	1,403	30	(1)	(64)	42	-	1	133	1.544
Loans and advances to customers	460	30	-	(64)	8	-	-	16	450
Debt instruments	481	-	(1)	-	2	-	-	6	488
Equity instruments	462	-	-	-	32	-	1	111	606
Financial assets at fair value through other comprehensive income	1,435	529	(11)	(96)	-	(232)	656	74	2.355
TOTAL ASSETS	4,473	594	(46)	(160)	139	(232)	603	168	5.539

Financial liabilities held for trading	289	35	(2)	-	44	-	(85)	7	288
Trading derivatives	289	35	(2)	-	44	-	(85)	7	288
Swaps	111	-	-	-	2	-	-	-	113
Exchange rate options	7	-	-	-	-	-	(7)	-	-
Interest rate options	26	-	-	-	-	-	-	3	29
Index and securities options	143	29	(2)	-	42	-	(78)	3	137
Others	2	6	-	-	-	-	-	1	9
Hedging derivatives (Liabilities)	6	-	-	-	1	-	-	-	7
Swaps	6	-	-	-	1	-	-	-	7
Financial liabilities designated at fair value through profit or loss	147	2	(1)	-	-	-	(140)	(1)	7
TOTAL LIABILITIES	442	37	(3)	-	45	-	(225)	6	302

b)  Sovereign risk with peripheral European countries

The detail at 31 March 2019 and 31 December 2018, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions exposed to them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (Note 54 to the consolidated annual accounts for 2018), is as follows:

Sovereign risk by country of issuer/borrower at 31 March 2019 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost			Other than CDSs	CDSs

Spain	6,360	(1,568)	23,013	-	7,696	13,566	49,067	455	-
Portugal	101	(168)	5,570	-	279	3,597	9,379	-	-
Italy	1,690	(75)	-	-	410	77	2,102	-	-

(*)    Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 13,802 million (of which EUR 12,022 million, EUR 1,356 million, EUR 422 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,512 million (of which EUR 4,802 million, EUR 329 million and EUR 381 million to Spain, Portugal and Italy, respectively).

(**)  Presented without taking into account the valuation adjustments recognized (EUR 24 million).

(***) "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2018 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost			Other than CDSs	CDSs
Spain	3,601	(2,458)	27,078	-	7,804	13,615	49,640	407	-
Portugal	72	(115)	4,794	-	277	3,725	8,753	-	-
Italy	477	(681)	-	-	385	80	261	87	-
Ireland	-	-	-	-	-	-	-	2	-

(*)    Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 13,364 million (of which EUR 11,529 million, EUR 1,415 million, EUR 418 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure different to derivatives –contingent liabilities and commitments– amounting to EUR 5,622 million (EUR 4,870 million, EUR 366 million and EUR 386 million to Spain, Portugal and Italy, respectively).

(**)  Presented without taking into account the valuation adjustments recognized (EUR 34 million)

(***) "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 31 March 2019 and 31 December 2018 is as follows:

Exposure to other counterparties by country of issuer/borrower at 31 March 2019 (*)
	Millions of euros
			Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost
									Other than CDSs	CDSs
Spain	29,802	7,153	400	1,255	320	3,495	197,980	240,405	3,667	(2)
Portugal	2,520	-	30	39	-	3,984	33,633	40,206	1,107	-
Italy	15	8,893	201	619	-	-	10,736	20,464	511	-
Greece	-	-	-	-	-	-	76	76	32	-
Ireland	-	-	38	1,273	-	-	12,107	13,426	185	-

(*)    Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 74,210 million, EUR 7,698 million, EUR 3,679 million, EUR  201 million and EUR 870 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)  Presented without taking into account valuation adjustments or impairment corrections (EUR 8,995 million).

(***) “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2018 (*)
		Millions of euros
			Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost
									Other than CDSs	CDSs
Spain	42,655	8,117	412	1,760	2,662	320	202,149	258,075	3,880	(6)
Portugal	1,369	-	11	90	3,821	-	33,596	38,887	1,132	-
Italy	51	6,296	84	635	-	-	10,830	17,896	253	-
Greece	-	-	-	-	-	-	80	80	28	-
Ireland	-	-	21	1,093	25	16	10,633	11,788	127	-

(*)    Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 76,691 million, EUR 8,158 million, EUR 5,193 million, EUR 200 million and EUR 850 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)  They are presented without taking into account valuation adjustments or impairment corrections (EUR 9,385 million).

(***) Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at 31 March 2019 and 31 December 2018:

31‑03‑19
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	266	381	(115)	(2)	-	(2)
Portugal	Sovereign	27	27	-	-	-	-
	Other	-	-	-	-	-	-
Italy	Sovereign	-	-	-	-	-	-
	Other	65	140	(75)	(4)	4	-

31‑12‑18
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	151	382	(231)	(2)	(4)	(6)
Portugal	Sovereign	26	26	-	-	-	-
	Other	-	-	-	-	-	-
Italy	Sovereign	-	265	(265)	-	-	-
	Other	205	75	130	(5)	5	-

17.   Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group in Spain (see note 1.b).

DIRECTOR'S REPORT First quarter 2019

Simple Personal Fair

Director's Report

First quarter

2019

Santander aim and corporate culture	Events since quarter end	Financial information	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Mar-19	Dec-18%		Mar-18%		Dec-18
Total assets	1,506,151	1,459,271	3.2	1,438,470	4.7	1,459,271
Loans and advances to customers	910,195	882,921	3.1	856,628	6.3	882,921
Customer deposits	808,361	780,496	3.6	767,340	5.3	780,496
Total funds	1,019,878	980,562	4.0	977,488	4.3	980,562
Total equity	110,365	107,361	2.8	105,466	4.6	107,361

Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q1'19	Q4'18%		Q1'18%		2018
Net interest income	8,682	9,061	(4.2)	8,454	2.7	34,341
Total income	12,085	12,542	(3.6)	12,151	(0.5)	48,424
Net operating income	6,327	6,606	(4.2)	6,387	(0.9)	25,645
Profit before tax	3,602	3,615	(0.4)	3,689	(2.4)	14,201
Attributable profit to the parent	1,840	2,068	(11.0)	2,054	(10.4)	7,810

Variations in constant euros: Q1'19 / Q1'18: NII: +4.5%; Total income: +1.6%; Net operating income: +1.4%; Attributable profit: -7.7%

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q1'19	Q4'18%		Q1'18%		2018
Net interest income	8,682	9,061	(4.2)	8,454	2.7	34,341
Total income	12,085	12,542	(3.6)	12,151	(0.5)	48,424
Net operating income	6,327	6,606	(4.2)	6,387	(0.9)	25,645
Profit before tax	3,684	3,546	3.9	3,689	(0.1)	14,776
Attributable profit to the parent	1,948	2,022	(3.7)	2,054	(5.2)	8,064

Variations in constant euros: Q1'19 / Q1'18: NII: +4.5%; Total income: +1.6%; Net operating income: +1.4%; Attributable profit: -2.2%

EPS, PROFITABILITY AND EFFICIENCY (%)	Q1'19	Q4'18%		Q1'18%		2018
EPS (euro)	0.104	0.119	(12.2)	0.120	(12.9)	0.449
Underlying EPS (euro) (1)	0.111	0.116	(4.2)	0.120	(7.3)	0.465
RoE	7.85	8.46		8.67		8.21
RoTE	11.15	12.00		12.42		11.70
Underlying RoTE (1)	11.31	11.93		12.42		12.08
RoA	0.63	0.65		0.67		0.64
RoRWA	1.54	1.60		1.59		1.55
Underlying RoRWA (1)	1.56	1.60		1.59		1.59
Efficiency ratio	47.6	47.3		47.4		47.0

SOLVENCY AND NPL RATIOS (%)	Mar-19	Dec-18%	Mar-18%	Dec-18
CET1 (2)	11.23	11.30	11.00	11.30
Fully-loaded total capital ratio (2)	14.82	14.77	14.43	14.77
NPL ratio	3.62	3.73	4.02	3.73
Coverage ratio	68	67	70	67

MARKET CAPITALISATION AND SHARES	Mar-19	Dec-18%		Mar-18%		Dec-18
Shares (millions)	16,237	16,237	—	16,136	0.6	16,237
Share price (euros)	4.145	3.973	4.3	5.295	(21.7)	3.973
Market capitalization (EUR million)	67,292	64,508	4.3	85,441	(21.2)	64,508
Tangible book value per share (euros)	4.30	4.19		4.12		4.19
Price / Tangible book value per share (X)	0.96	0.95		1.29		0.95
P/E ratio (X)	9.94	8.84		11.06		8.84

OTHER DATA	Mar-19	Dec-18%		Mar-18%		Dec-18
Number of shareholders	4,089,097	4,131,489	(1.0)	4,108,798	(0.5)	4,131,489
Number of employees	202,484	202,713	(0.1)	201,900	0.3	202,713
Number of branches	13,277	13,217	0.5	13,637	(2.6)	13,217

(1)

In addition to IFRS measures, in this document we present certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”), including the figures related to “underlying” results, which exclude items outside the ordinary course performance of our business. These underlying measures allow in our view a better period-on-period comparability. Further details on that line are provided in pages 17 and 18 of this report.

For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019, our annual report on Form 20-F for the year ended 31 December 2018 filed with the U.S. Securities and Exchange Commission and the section “Alternative performance measures” of the annex to this report.

(2)

2019 and 2018 data applying the IFRS 9 transitional arrangements. As indicated by the consolidating supervisor, in March 2019 the Group applied for the calculation of the capital ratios a pay-out of 50%, the maximum within the target range (40%-50%). Previously, the Group considered the average cash pay-out for the last three years.

Note: The financial information in this report was approved by the Board of Directors, following a favorable report from the Audit Committee.

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SANTANDER AIM AND CORPORATE CULTURE

Our success is based on a clear purpose, aim and approach to business.

We are building a more responsible bank

We help people get access to finance and financial services.

Guaranteeing access for all segments

Our purpose To help people and businesses prosper.	Our aim as a bank To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.	Our how Everything we do should be Simple, Personal and Fair.	Traditional banking Branches and ATMs		Digital banking Internet + Mobile banking

Guaranteeing access for all segments
			Sparsely populated communities	Low-income communities	Most vulnerable groups	University students

Strong corporate culture.

The Santander Way is our global culture, fully aligned to our corporate strategy. It includes our purpose, our aim, and how we do business.

Our corporate culture includes eight corporate behaviors...

Show	Truly listen	Talk	Keep	Support	Embrace	Actively	Bring
respect		straight	promises	people	change	Collaborate	passion

…and a strong risk culture where everyone is personally responsible for managing their risks in their day to day work

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Generating confidence and operating responsibly, we contribute value to all our stakeholders

In order to better identify the talent needed by the Group and quantify the skills required for the future, we are progressing with the Strategic Workforce Planning in more countries following the first pilot phase.

We also completed the development and design of the Workday platform of the OneTeam program and began the testing phase in the first countries which will launch the global talent management system this year, to strengthen our employer brand and improve the experience of our professionals.

We strengthened The Santander Way, our global culture, with a new series of Leadership Commitments defined from the contribution of more than 300 colleagues from 28 Group units: be open and inclusive; inspire and implement transformation; lead by example; support the team in progressing.

The first Young Leaders Summit was held, at which 280 very talented young people from all countries had the opportunity to expand their networking, strengthen their strategic vision and develop leadership, creativity and communication skills.

We continued our digital transformation in order to improve customer experience and loyalty. Progress was reflected in the increase of 1.8 million loyal customers and 6.5 million digital customers in the 12 months since March 2018, as well as being among the Top 3 in customer satisfaction in seven of our main countries.

Of note among these measures were those performed by our consumer business, such as the signing in Mexico of an agreement with Suzuki to be its main financial partner, and in Germany, the agreement to acquire 51% of Hyundai Kia’s financial entity.

We continued to strengthen our traditional branches and develop new models (SMART, Súper Ágil and Work Café), while investing in new generation ATMs and in our Contact Centers.

In digitalization, progress was made in all countries in apps, platforms, products and services. Particularly noteworthy at the global level was the expansion of Openbank with its next launch of testing in Germany. The next two countries for Openbank's expansion this year are the Netherlands and Portugal.

In the 2019 annual ordinary general meeting, held on 12 April, a new record quorum of 68.5% was reached, in which one million shareholders including ADR and CDI holders participated. In line with the Group's digital strategy, online participation increased 73% compared to last year and blockchain technology was used to facilitate the participation of institutional and retail shareholders.

We held an Investor Day in London, where the Group's strategy was set out, announcing our medium-term objectives. Santander is the first bank in the world to obtain AENOR’s certification for sustainable events management for its Investor Day, a recognition which has been given to its annual general meeting since 2017.

The magazine Institutional Investor recognized Santander as one of Europe’s best companies. Our Chief Financial Officer was also recognized as one of the Top 3 CFOs in Europe, our head of shareholder and investor relations as among the Top 3 in that category and his team as the second best in its category.

The World Bank recognized the Group’s leadership in climate change and gender equality matters. As regards the latter, we obtained the highest score for the second straight year in the Bloomberg Gender Index out of 230 companies, and we launched the ninth edition of the Santander UCLA Business School W50 program for high performance training of female executives.

The British International Finance magazine awarded Santander Mexico for the third time its prize as the Most Socially Responsible Bank in Mexico, as a part of the International Finance Banking Awards.

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The Group's strategy and the medium-term objectives announced at the meeting held on 3 April between senior management, analysts and investors, are part of our aim: 'to be the best open financial services platform by acting responsibly and earning the lasting loyalty of all our stakeholders, guided by our Simple, Personal and Fair values in everything we do'.

Santander's new medium-term Strategic Plan is based on three pillars for increasing profitability:

1.	Improving operating performance. We will follow a tailor-made management approach for each of the regions in which we operate:

 Europe (Spain, SCF, Portugal, Poland and the UK). European markets are unlikely to be integrated in the short term and interest rates may remain low for longer. In this context, the strategy will focus on changing cost management in the region, moving away from a country-by-country basis and working on a cross-border focus with higher operational integration and shared services.

Continued market share gains will be a priority, as well as increasing loyal customers as a percentage of active customers and the number of digital customers, while maintaining the Group's top position in customer satisfaction.

 Latin America.  We believe this region offers a structural growth opportunity as it remains underbanked. Given this positive outlook, Santander expects to continue to increase capital deployment in the coming years.

The focus will be on continued market share gain thanks to the Bank's digital proposition and loyalty strategy. The aim is to increase the number of loyal customers as a percentage of active customers and to increase digital customers.

We expect this strategy to result in higher growth and returns, and an improvement in the efficiency ratio, supported by higher revenues and expected savings from digital transformation processes and IT&O areas.

 United States. We believe the US market shows attractive market dynamics, better risk-return and close links to Europe and Latin America. In this context, we think that Santander US is well positioned to capture the banking opportunity that the US offers as it has the necessary businesses in the country to build a solid regional franchise. It will leverage the Group's scale (Digital and IT&O, Consumer/Wealth Management/SCIB business) and will pursue further integrations among US operations.

The strategy will continue to focus on market share gains, increasing the number of loyal and digital customers and improving profitability.

2.

Accelerate digitization and build an open financial services platform. Thanks to Santander's global businesses and shared capabilities, value and profit capacity can the delivered to the local banks, creating a competitive advantage relative to their local peers. Moreover, we plan to invest more than EUR 20 billion in digital transformation and technology over the next few years in order to improve customer experience, trust and loyalty as well as reduce costs. To transform the Bank into the best open financial platform, two approaches are combined:

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 Transform our core banks (Supertankers). We aim for full digitalization and to leverage common capabilities as a Group.

The growth of the existing global businesses of Corporate and Investment Banking (SCIB), Wealth Management (WM), and Consumer Finance is key to bring significant value to our local banks and to the Group. They create revenue synergies through know-how sharing and leverage economies of scale by increasing the Group's purchasing power and by using a common approach to digitalization.

The investment in global digital, technology and procurement will continue, in order to increase the competitiveness of the Group's core banks.

 Accelerate through high growth ventures (Speedboats). The aim is to provide the Group's core banks with new solutions while competing in the open market to attract new customers.

Openbank and Superdigital are being expanded to more countries. Simultaneously, Santander Global Payments businesses will be launched to capture the opportunities that exist within payment servicing, including two new global platforms, Global Merchant Services and Global Trade Services, that will complement One Pay FX.

3.	Continue to improve our capital allocation. Santander expects to drive further improvements in profitability through the following levers which are all oriented to improve capital allocation.

Firstly, Santander is improving its capital allocation by natural re-weighting, as it is deploying more capital to the most profitable geographies. Minimum profitability thresholds are being set in all segments as well as a faster asset rotation in order to improve capital efficiency. Lastly, senior management remuneration is being further aligned with capital goals.

Finally, regarding People and Communities, we aim to become a top 10 company to work for in six of our geographies and financially empower 10 million customers between 2019 and 2025.

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After quarter end, the Group announced two transactions, in line with the strategy presented on 3 April of better capital allocation to countries with greater growth and profitability and less capital intensive businesses.

 Offer to acquire all shares of Banco Santander (México) S.A.

  On 12 April, the Group announced that it intends to make an offer to acquire, in the second half of the year, all shares of Banco Santander (Mexico), S.A. ('Santander Mexico') not already held by the Santander Group, representing up to approximately 25% of Santander Mexico’s share capital, to be exchanged with newly issued shares of Banco Santander, S.A.

  The offer1, will be voluntary and, therefore, minority shareholders of Santander Mexico may choose whether or not to participate in the transaction, which will not be subject to a minimum acceptance level.

  Shareholders who accept the offer at the expected consideration would receive 0.337 newly issued shares of Banco Santander for every share of Santander Mexico. If all shares held by minority shareholders were tendered in the offer, given such consideration, Banco Santander would have to issue approximately 572 million shares, which represent 3.5% of Banco Santander’s2 current share capital.

  The transaction is consistent with the Santander Group’s strategy of increasing its weight in growth markets and reflects Banco Santander’s confidence in Mexico and its Mexican subsidiary as well as their growth potential. For the shareholders of Banco Santander, the transaction is expected to have a return on investment (RoI) of approximately 14.5%, to be neutral on EPS, and to positively contribute to the Group’s CET1 ratio.

  For shareholders of Santander Mexico who accept the offer, it implies a 14% premium over the 11 April 2019 closing price through Banco Santander's shares, while continuing to benefit from exposure to Mexico as well as from a security with high geographic diversification.

(1)

Commencement of the offer and the offer itself will be subject to customary conditions in this type of transaction, including regulatory authorizations from the Mexican Comisión Nacional Bancaria y de Valores and the U.S. Securities and Exchange Commission, the absence of any material adverse change in the financial condition, results of operations or prospects of Santander Mexico, as well as approval at Banco Santander’s general shareholders’ meeting.

(2)

Taking into account the market price of Banco Santander at closing on 11 April 2019, an exchange rate MXN/EUR of 21.2826 on that date and the maximum number of shares that can be tendered in the offer mentioned in footnote 1 above.

 Santander communicated that it has signed a memorandum of understanding with Crédit Agricole S.A. to build a global depositary and custody company

  On 17 April 2019, Santander communicated that it has signed a memorandum of understanding with Crédit Agricole S.A. (“CASA”) with the purpose of combining CACEIS and its subsidiaries (the “CACEIS Group”), which is wholly-owned by CASA, with Santander Securities Services, S.A. and its subsidiaries (the “S3 Group”), which is wholly-owned by Santander.

  Both the CACEIS Group and the S3 Group provide depositary, custody and related asset servicing services. The CACEIS Group is present in France, Germany, Belgium, Canada, Hong Kong, Ireland, Italy, Luxembourg, the Netherlands, Switzerland and the United Kingdom and the S3 Group is present in Spain, Brazil, Mexico and Colombia.

  Under the transaction Santander Group would contribute 100% of the S3 Group’s operations in Spain and 49.99% of its operations in Latin America to CACEIS, in exchange for 30.5% of the share capital and voting rights of CACEIS. The remaining 69.5% would continue to be held by CASA. The Latin American business of S3 Group will be under the joint control of CACEIS and Santander Group.

  This integration will combine highly complementary businesses, expand offering for clients and provide a better positioning to capture growth in high potential markets (Asia and Latin America).

  If the transaction is carried out, it is estimated that it will result in a capital gain of approximately EUR 700 million for the Santander Group, have a slightly positive impact (3 basis points) in core equity tier 1 and would be slightly accretive in ordinary earnings per share. The Group expects to apply the aforementioned capital gain to extraordinary charges and provisions.

  The signing of the final agreements requires prior consultation with the relevant works councils at CASA and the CACEIS Group and, if a final agreement is reached, the completion of the transaction is expected to take place in 2019 and will be subject to customary closing conditions, including obtaining the necessary regulatory approvals.

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GENERAL BACKGROUND

Grupo Santander carried out its business in an environment of slower economic growth. The softening of growth that began last spring, which was expected to lead to more sustainable growth rates, has in fact intensified over the last few months. The outlook for 2019 points to a drop in global growth from 3.7% in 2018 to 3.4%. The mature economies where the Bank operates grew less, particularly in Europe, while developing ones also slowed down. Monetary policies adopted a more cautious stance, against a backdrop of lower inflation and a downward bias on the economy, while interest rates remained stable in most countries.

The euro depreciated in the first quarter against most of the currencies in the countries where the Group operates.

Country	GDP change [1]	Economic performance
Eurozone	+1.8%

Growth weakened as 2018 advanced, particularly in Germany and Italy. Inflation remained low (1.4% in March). The European Central Bank delayed the moment when it might make the first rise in interest rates until 2020.

Spain	+2.6%

Economic growth slowed in 2018 but still showed greater strength than the Eurozone as a whole. The unemployment rate declined to 14.45% in the fourth quarter without sparking inflationary pressures (1.3% in March).

Poland	+5.1%

GDP growth picked up in 2018 and remained balanced. The pace of job creation reduced unemployment to a historic low of 3.8% in the fourth quarter of 2018 and inflation was 1.7% in March, well below the central bank’s target of 2.5%. The benchmark interest rate continued to be 1.5%.

Portugal	+2.1%

Growth remained solid although on a downward path as with job creation, which decelerated. The jobless rate was 6.7% in the fourth quarter of 2018 and with no inflationary pressures (0.8% in March). The fiscal deficit was 0.7% of GDP.

United Kingdom	+1.4%

In 2018, the economy grew less strongly than in 2017 because of the decline in business investment as a result of the uncertainty over Brexit. Inflation dropped below the Bank of England’s target (to 1.9% in March). The 3.9% unemployment rate signified full employment and the Bank of England’s base rate has stood at 0.75% since last August.

Brazil	+1.1%

Growth moderated in the fourth quarter of 2018 due to the fiscal adjustment and lower investment. Inflation picked up to 4.6% in March due to transitory factors. Projections remain below the 4.25% target. The central bank has held its benchmark Selic rate at 6.50%, a historic low, since March 2018.

Mexico	+2.0%

The economy slowed in the fourth quarter of 2018. Inflation eased to 4.0% in March and medium-term expectations remained anchored at around 3.5%. The central bank kept its benchmark rate unchanged during the first quarter of 2019 at 8.25%.

Chile	+4.0%

GDP growth accelerated in the fourth quarter of 2018, spurred by investment and exports. The central bank increased its benchmark rate by 25 bps in January to 3.0%, but with low inflation (2.0% in March) said it would maintain the monetary stimulus for longer.

Argentina	-2.5%

The economy continued its adjustment process in order to reduce inflation and the fiscal and external imbalances. Activity is beginning to show signs of stabilizing while monetary and fiscal policies became more restrictive. Inflation rose in the first quarter because of the increase in the main prices.

United States	+2.9%

GDP growth slipped to 2.2% in the fourth quarter of 2018. The jobless rate remained very low (3.8% in March), but inflation still shows no signs of upward pressure, and remained below 2% (1.9% in March). The Federal Reserve kept is interest rates unchanged at 2.25-2.5%.

(1)	Year-on-year change 2018

EXCHANGE RATES: 1 EURO / CURRENCY PARITY
	Average (Income statement)		Period-end (balance sheet)
	Q1'19	Q1'18	Mar-19	Dec-18	Mar-18
US dollar	1.136	1.229	1.124	1.145	1.232
Pound sterling	0.872	0.883	0.858	0.895	0.875
Brazilian real	4.277	3.988	4.387	4.444	4.094
Mexican peso	21.804	23.036	21.691	22.492	22.525
Chilean peso	757.486	739.794	764.435	794.630	743.240
Argentine peso	44.208	24.184	48.659	43.121	24.803
Polish zloty	4.302	4.179	4.301	4.301	4.211

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Group performance and Main business units

GROUP FINANCIAL INFORMATION

The reported results are prepared in accordance with IFRS and the analysis of our financial situation and performance in this report is mainly based on those IFRS results. However, to measure our performance we also use non-IFRS measures and APMs or Alternative Performance Measures. While the Alternative Performance Measures section provides a more detailed view of all those measures, these are the main adjustments we make to our IFRS results when providing non-IFRS measures:

-

Underlying results measures. We present what we call underlying results measures which in our view allow better year-on-year comparisons as they exclude items outside the ordinary course performance of our business which are grouped in the management adjustments line, and are further detailed at the end of the 'Results and balance sheet' section.

In addition, the results by business areas in the 'Geographic businesses' section below are presented only on an underlying basis in accordance with IFRS8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements.

-

Local currency measures. We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates have a non-operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. The Alternative Performance Measures section explains how we exclude the exchange rate impact from financial measures in local currency.

On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

Situation of Santander

At March 2019, Santander was the largest banking group in the Eurozone by market capitalization (EUR 67,292 million) and the 17th in the world.

The Group engages in all types of activities, operations and services that are typical of the banking business in general. Its business model is focused on commercial banking products and services with the aim of meeting the needs of its 144 million customers, including individuals, private banking customers, SMEs, businesses and corporates.

Santander’s strategy remained focus on customer loyalty. The number of loyal customers rose to 20.2 million, with individuals as well as companies rising in the last 12 months. The number of digital customers grew strongly in the same period to close to 34 million, underscoring the strength of our digital strategy.

The Group operates through a global network of 13,277 branches, the largest excluding Chinese banks and Sberbank Group, as well as digital channels, in order to provide top-quality service and flexibility. Santander is among the top three banks in customer satisfaction in seven of its main countries.

Santander has EUR 1,506,151 million assets and manages EUR 1,019,878 million of total customer funds across all its customer segments. It has more than four million shareholders and over 200,000 employees. Retail Banking business accounts for 86% of the Group’s total income.

The Group is highly diversified and operates mainly in 10 core units, where it maintains significant market shares.

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Group performance and Main business units

GROUP PERFORMANCE

“The number of loyal and digital customers increased by 1.8 million and 6.5 million respectively since Q1 2018, helping to increase customer revenues during the first quarter of this year, while credit quality and costs performed well”

“In a complicated market environment, we maintained a solid trend: underlying profits have increased in seven of our ten core markets, while organically generating 20 basis points of capital”

 GROWTH

The Group’s strategy is driving growth in loyal and digital customers and is reflected in greater activity in almost all markets

Our strategy continued to focus on customer loyalty. The number of loyal customers at the end of March was more than 20 million, a rise of 1.8 million in the last 12 months, with growth in individual customers (+10%) as well as companies (+9%).

The faster pace of our digitalization is producing notable growth in digital customers: +1.8 million in the first quarter and +6.5 million in the last 12 months (+24%) to a total of close to 34 million.

Loyal customers	Digital customers
Millions	Millions

Growth in volumes in the first quarter, in loans and advances to customers (+1%), customer deposits (+1%) and mutual funds (+5%).

Compared to March 2018 (at constant exchange rates), loans and advances to customers rose in eight of the 10 core units and customer funds in all of them. Growth in demand and time deposits as well as mutual funds.

Solid funding structure and liquidity. Net loan-to-deposit ratio of 113% (112% in March 2018).

Activity: Mar-19 vs. Mar-18

% change in constant euros

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Group performance and Main business areas

GROUP PERFORMANCE

PROFITABILITY	STRENGTH

Solid business model which enables us to generate value based on profitability, efficiency and innovation, and obtain profits on a recurring basis	Santander is strengthening its capital ratios and improving credit quality while maintaining a high level of profitability

The positive trends in results were maintained in the current context, with solid customer revenue. Of note, growth in net interest income, controlled costs and lower provisions.

The CET1 ratio stood at 11.23% after organically generating 18 bps in the first quarter and absorbing -29 bps from regulatory impacts, the IFRS 16 application, models and TRIM (Targeted Review of Internal Models).

First quarter attributable profit to the parent of EUR 1,840 million, affected by net charges of EUR 108 million grouped in the management adjustments line (details on page 17).	The CET1 was 23 bps higher year-on-year. Tangible capital per share was EUR 4.30 in March 2019, 4% higher than a year earlier.

Excluding the management adjustments, underlying attributable profit to the parent was 5% lower year-on-year at EUR 1,948 million (-2% in constant euros), affected by the performance of markets, impacts of the IFRS 16 application and the adjustment in Argentina derived from the country’s high inflation. Underlying profit was higher in seven of the 10 core units.

The efficiency ratio remained one of the best among our peers (47.6%), as well as profitability (RoTE of 11.2% and underlying RoTE of 11.3%). Lastly, RoRWA of 1.54% and underlying RoRWA of 1.56%.

In addition, and in terms of value creation per shareholder, one should take into account the recording between the two dates of the cash dividend. Including it, the TNAV per share increased 9% in the last 12 months.

Improved credit quality. The cost of credit ended March at 0.97% (1.04% in March 2018) and the NPL ratio dropped for the seventh consecutive quarter (-11 bps in the first quarter and -40 bps since March 2018). Coverage was 68%.

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Income statement

MAIN BUSINESS AREAS PERFORMANCE

(Greater detail on pages 27 to 44 and in the appendix)

EUROPE	THE AMERICAS

   Continental Europe: underlying attributable profit to the parent of EUR 871 million in the first quarter, 6% lower year-on-year both in euros as well as excluding the exchange rate impact, mainly due to lower total income resulting from reduced gains on financial transactions and net fee income, as net interest income was up 4%.

Costs fell 2%, reflecting the synergies of the integrations in all units.

Loan-loss provisions remained virtually stable.

The underlying attributable profit to the parent was 8% lower in the first quarter than in the fourth quarter of 2018, both in euros and excluding the exchange rate impact, greatly affected by lower revenue from markets.

   United Kingdom: first quarter underlying attributable profit to the parent of EUR 271 million in the first quarter of 2019, 15% lower compared to the first quarter of 2018 (-16% excluding the exchange rate impact).

These results reflect the tougher competition, market uncertainties and the costs related to projects and technology. The cost of credit remained at only 7 bps.

Compared to the fourth quarter, underlying attributable profit to the parent was 5% lower (-7% excluding the exchange rate impact), with the same factors that conditioned the year-on- year change.

   Latin America: first quarter underlying attributable profit to the parent of EUR 1,137 million, up 3% year-on-year. Excluding the exchange rate impact, it rose 11% with a good performance of net interest income and net fee income, due to growth in volumes, management of spreads and greater customer loyalty. The cost of credit was also better.

Costs rose mainly because of the plans related to our commercial transformation and the faster pace of our digitalization strategy, but the increase remained in line with inflation.

The first quarter underlying attributable profit to the parent was 7% higher than that in the fourth quarter of 2018. Excluding the exchange rate impact, profit increased 6% as revenue remained stable and lower costs and provisions.

   The US: first quarter underlying attributable profit to the parent of EUR 182 million, up 46% year-on-year (+35% excluding the exchange rate impact).

This growth was due to the positive evolution of almost all P&L lines, particularly customer revenue at SBNA and SC USA because of greater lending and leasing volumes.

The first quarter underlying attributable profit to the parent was double that of the fourth quarter of 2018, as the latter was affected by seasonal factors (higher provisions at SC USA and greater costs).



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Income statement

GRUPO SANTANDER RESULTS

      First quarter attributable profit to the parent of EUR 1,840 million, after recording charges that are outside the ordinary course performance of our business of EUR 108 million (net of tax), and was 10% lower compared to the first quarter of 2018 (-8% in constant euros).

      Excluding these charges, underlying profit was EUR 1,948 million 5% below the first quarter of 2018 (-2% in constant euros). This result was affected by the negative performance of markets in the first quarter, the impact of applying IFRS 16 and the high inflation adjustment in Argentina.

      Year-on-year the underlying P&L trends remained solid, with customer revenue growing, costs beginning to reflect the synergies obtained in various units and lower provisions.

      The efficiency ratio at the end of March was among the sector’s best at 47.6%, the cost of credit was at a low of 0.97% and profitability ratios were high. RoTE of 11.2% (underlying RoTE of 11.3%) and RoRWA of 1.54% (underlying RoRWA of 1.56%).

Summarized income statement

EUR million

			Change			Change
	Q1'19	Q4'18%		% excl. FX	Q1'18%		% excl. FX
Net interest income	8,682	9,061	(4.2)	(3.7)	8,454	2.7	4.5
Net fee income (commission income minus commission expense)	2,931	2,956	(0.8)	1.1	2,955	(0.8)	2.7
Gains or losses on financial assets and liabilities and exchange differences (net)	277	438	(36.8)	(32.1)	493	(44.0)	(41.7)
Dividend income	66	78	(15.4)	(15.3)	35	88.6	87.8
Share of results of entities accounted for using the equity method	153	205	(25.4)	(24.4)	178	(14.0)	(12.0)
Other operating income / expenses	(24)	(196)	(87.8)	(84.5)	36	—	—
Total income	12,085	12,542	(3.6)	(2.9)	12,151	(0.5)	1.6
Operating expenses	(5,758)	(5,936)	(3.0)	(1.5)	(5,764)	(0.1)	1.8
Administrative expenses	(5,011)	(5,285)	(5.2)	(3.7)	(5,151)	(2.7)	(0.9)
Staff costs	(3,006)	(3,068)	(2.0)	(0.9)	(3,000)	0.2	1.9
Other general administrative expenses	(2,005)	(2,217)	(9.6)	(7.8)	(2,151)	(6.8)	(4.7)
Depreciation and amortization	(747)	(651)	14.7	16.8	(613)	21.9	24.0
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(2,246)	(2,513)	(10.6)	(10.5)	(2,297)	(2.2)	(1.1)
o/w: net loan-loss provisions	(2,172)	(2,455)	(11.5)	(11.4)	(2,282)	(4.8)	(3.8)
Impairment on other assets (net)	(20)	(86)	(76.7)	(77.9)	(9)	122.2	105.4
Provisions or reversal of provisions	(465)	(498)	(6.6)	(5.7)	(370)	25.7	31.2
Gain or losses on non-financial assets and investments, net	219	4	—	—	20	—	—
Negative goodwill recognized in results	—	67	(100.0)	(100.0)	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(213)	35	—	—	(42)	—	—
Profit or loss before tax from continuing operations	3,602	3,615	(0.4)	(0.5)	3,689	(2.4)	0.5
Tax expense or income from continuing operations	(1,357)	(1,177)	15.3	16.0	(1,280)	6.0	9.6
Profit from the period from continuing operations	2,245	2,438	(7.9)	(8.3)	2,409	(6.8)	(4.3)
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—
Profit for the period	2,245	2,438	(7.9)	(8.3)	2,409	(6.8)	(4.3)
Attributable profit to non-controlling interests	(405)	(370)	9.5	9.0	(355)	14.1	14.5
Attributable profit to the parent	1,840	2,068	(11.0)	(11.4)	2,054	(10.4)	(7.7)
EPS (euros)	0.104	0.119	(12.2)		0.120	(12.9)
Diluted EPS (euros)	0.104	0.118	(12.2)		0.119	(12.8)
Memorandum items:
Average total assets	1,488,505	1,459,756	2.0		1,439,732	3.4
Average stockholders' equity	97,886	96,187	1.8		94,793	3.3

14	January – March 2019

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Income statement

 Evolution of results compared to the first quarter of 2018

Compared to the first quarter of 2018, the underlying trends of the P&L remained solid, with customer revenue growing (mainly net interest income), costs beginning to reflect the synergies obtained in various units and lower provisions, reflected in a cost of credit that continued to be at historic lows.

This good performance is not reflected in the year-on-year change in attributable profit to the parent (-10% in euros and -8% in constant euros), due to the negative evolution of markets in the quarter, the impact of applying IFRS 16 and Argentina’s high inflation adjustment. There were also some charges outside the ordinary course performance of our business that amounted to net EUR -108 million, further detailed in page 17.

The performance by lines (changes excluding the FX effect) was as follows:

 Revenue

●   Our revenue structure, where net interest income and net fee income generate more than 96% of total income in 2019, well above the average of our competitors, enables us to grow consistently and recurrently, limiting the impact that bouts of high volatility could have on our results from financial operations. Total income fell 1% (+2% excluding the exchange rate impact), as follows:

–  Net interest income rose 3%, 5% excluding the exchange rate impact, due to greater lending and increased deposits, mainly in developing countries where, overall, they increased at double-digit rates in constant euros, and management of spreads in a low interest rate environment and which fell in some countries in the last 12 months. There was also a negative impact of EUR 80 million from IFRS 16 application.

All units rose except the UK, affected by the pressure of spreads in new mortgage loans and SVR balances (Standard Variable Rate), and Chile, due to low inflation and a rise in interest rates in the first quarter, which affected spreads in the short term.

–  Net fee income fell 1%. Excluding the exchange rate impact, increased 3%, reflecting the greater loyalty of our customers, combined with the growth strategy in services and higher value-added products. Of note was the growth in the most transactional businesses from cards, insurance, custody, foreign currency and check and transfers. On the other hand, decline in net fee income from advising operations and guarantees, affected by reduced activity in the markets, while that from asset management and funds remained basically flat.

–  Gains on financial transactions and other operating income (dividends, share of results of entities accounted for by the equity method and other operating income / expenses), which accounted for less than 4% of total income, fell 36% both in euros and excluding the exchange rate impact, due to reduced activity in the first quarter, a higher cost of foreign currency hedging compared to a very good first quarter in 2018 in the markets and higher income from the ALCO portfolio sales in 2018.

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Income statement

 Costs

●  Costs remained flat in euros and grew 2% excluding the exchange rate impact  as result of investments in transformation and digitalization, the improvements made to the distribution networks, the slight perimeter impact from the integration of the retail and SME businesses acquired from Deutsche Bank Polska and the effect in Argentina from high inflation.

●  In real terms (excluding inflation), costs were 2% lower, as they reflected the first synergies from integrations in Europe and the improvement in the US’s operating leverage, while keeping costs under control in the units in which we are investing in order to increase the distribution capacity, such as Mexico.

●  The Group’s objective, as announced at the recent Investor Day, is to improve our operational capacity and at the same time manage our costs more efficiently, via an exemplary execution of the integrations currently underway and fostering the use of shared services, mainly in Europe. This should enable us to keep on improving the customer experience and our efficiency, which was the sector’s reference at the end of March at 47.6%, very similar to the 47.4% in the first quarter of 2018.

 Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)

●  Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net) were EUR 2,246 million, a 2% decrease year-on-year (-1% excluding the exchange rate impact).

In this item, net loan-loss provisions fell 5%. Excluding the exchange rate impact, they fell 4%, with declines in seven of the 10 core units, mainly in the US. The increases were in Spain, where the fourth quarter of 2018 was well below the year's quarterly average, although one should note the continued reduction in non-performing loans and in the cost of credit; at SCF, due to reduced sales of portfolios, although the cost of credit remained at below the standards for its business; and lastly Argentina, reflecting the deterioration in the economic environment, mainly in medium and low income segments, and two one-off cases in companies.

●  The cost of credit dropped from 1.04% in the first quarter of 2018 to 0.97% a year later, with an improvement in most countries.

 Impairment on other assets (net)

●  Impairment on other assets (net) in the first quarter of 2019 was EUR 20 million (EUR 9 million in the same period of 2018).

 Provisions or reversal of provisions

●  Provisions (net of reversal provisions) stood at EUR 465 million in the first quarter of 2019 (EUR 370 million in the first quarter of 2018). Excluding the exchange rate impact, 31% increase mainly due to restructuring costs in the UK and Poland, which are further detailed in page 17 of this report.

 Gains or losses on non-financial assets and investments (net)

●  Net gains on non-financial assets and investments were EUR 219 million in 2019, compared to EUR 20 million in the first quarter of 2018. The increase was mainly due to the capital gains recorded from the sale of part of our stake in Prisma, which had a positive impact in the first quarter profit of EUR 150 million net of tax.

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Income statement

 Gains or losses on non-current assets held for sale not classified as discontinued operations

●  This item, which includes mainly impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, were EUR -213 million in the quarter, compared to EUR -42 million in the first quarter of 2018. This was mainly due to the recording of a capital loss from the sale of a portfolio of real estate assets to a subsidiary of Cerberus.

 Profit before tax

●  Profit before tax was 2% lower compared to the first quarter of 2018, at EUR 3,602 million. Excluding the exchange rate impact, it increased 0.5%.

 Income tax

●  Corporate income tax was EUR 1,357 million in the first quarter of 2019, a 6% increase from EUR 1,280 million in the same period of 2018. The effective tax rate for the Group as a whole was 37.7% compared to 34.7% in the first quarter of 2018.

 Attributable profit to non-controlling interests

●  The attributable profit to non-controlling interests was EUR 405 million, 14% higher than in the first quarter of 2018. Excluding the exchange rate impact, it rose 15% mainly driven by the increases in the US and Santander Consumer Finance.

 Attributable profit to the parent

●  Attributable profit to the parent amounted to EUR 1,840 million, 10% less compared to the first quarter of 2018 (EUR 2,054 million). Excluding the exchange rate impact, it was 8% lower.

●  RoE was 7.9%, RoTE 11.2% and RoRWA 1.54% (8.7%, 12.4% and 1.59% respectively in the first quarter of 2018). Earnings per share was EUR 0.104, 13% lower year-on-year.

 Underlying attributable profit to the parent

●  The attributable profit to the parent recorded in the first quarter of 2019 was affected by the following results (net of tax), that are outside the ordinary course performance of our business, and distort the year-on-year comparison:

1.	Capital gains from the sale of 51% of our stake in Prisma Medios de Pago, S.A. and the revaluation of the rest of the stake (49%), generating a capital gain of EUR 150 million net of tax

2.	A loss of EUR 180 million net of tax, following the agreement reached in the third quarter of 2018 to sell a portfolio of real estate assets to a subsidiary of Cerberus Capital Management.

3.	Restructuring costs of EUR 78 million net of tax: EUR 66 million from the optimization process in the UK and EUR 12 million from the integration process in Poland.

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"

Excluding these results from the different P&L lines where they are recorded, and including them separately in the management adjustments line, underlying attributable profit to the parent decreased 5% year-on-year to EUR 1,948 million in the first quarter of 2019. Excluding the exchange rate impact, it was 2% lower.

Underlying attributable profit to the parent (EUR million)

	Q1’19	Q4’18	Chg. (%)	Q1'18	Chg. (%)
Attributable profit to the parent	1,840	2,068	(11.0)	2,054	(10.4)
(-) Management adjustments(1)	(108)	46	—	—	—
Underlying attributable profit to the parent	1,948	2,022	(3.7)	2,054	(5.2)

(1)  In Q1'19, capital gains from Prisma (EUR 150 million), capital losses due to property sales (EUR -180 million) and restructuring costs in UK and Poland (EUR -78 million). In Q4'18, badwill in Poland for the integration of Deutsche Bank Polska’s retail and SME businesses (EUR 45 million).

●    By units, seven of the 10 core units increased in local currency, where Brazil, Mexico and the US recorded double-digit growth.

●    Decreases were recorded in Spain (impacted by the market performance and lower results from ALCO portfolio sales) the UK (affected by the competitive income pressures and the uncertainty stemming from Brexit, as well as increased costs related to technology and projects) and Argentina (affected by the high inflation adjustment and the peso's depreciation).

●    As a result, the Group’s underlying RoTE was 11.3%, underlying RoRWA was 1.56% and underlying earnings per share at EUR 0.111, 7% lower year-on-year.

●  Below, the summarized income statement adjusted to the items outside the ordinary course performance of our business (included in the management adjustments line).

Underlying attributable profit to the parent

EUR million

Summarized underlying income statement (EUR million)

			Change			Change
	Q1'19	Q4'18%		% excl. FX	Q1'18%		% excl. FX
Net interest income	8,682	9,061	(4.2)	(3.7)	8,454	2.7	4.5
Net fee income	2,931	2,956	(0.8)	1.1	2,955	(0.8)	2.7
Gains (losses) on financial transactions	277	438	(36.8)	(32.1)	493	(43.8)	(41.7)
Other operating income	195	87	124.1	56.0	249	(21.7)	(25.3)
Total income	12,085	12,542	(3.6)	(2.9)	12,151	(0.5)	1.6
Administrative expenses and amortizations	(5,758)	(5,936)	(3.0)	(1.5)	(5,764)	(0.1)	1.8
Net operating income	6,327	6,606	(4.2)	(4.2)	6,387	(0.9)	1.4
Net loan-loss provisions	(2,172)	(2,455)	(11.5)	(11.4)	(2,282)	(4.8)	(3.8)
Other gains (losses) and provisions	(471)	(605)	(22.1)	(21.8)	(416)	13.2	17.7
Profit before tax	3,684	3,546	3.9	3.7	3,689	(0.1)	2.8
Tax on profit	(1,326)	(1,177)	12.7	13.3	(1,280)	3.6	7.1
Profit from continuing operations	2,358	2,369	(0.5)	(1.0)	2,409	(2.1)	0.5
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	2,358	2,369	(0.5)	(1.0)	2,409	(2.1)	0.5
Non-controlling interests	(410)	(347)	18.2	16.8	(355)	15.5	16.0
Underlying attributable profit to the parent	1,948	2,022	(3.7)	(4.1)	2,054	(5.2)	(2.2)
Management adjustments	(108)	46	—	—	—	—	—
Attributable profit to the parent	1,840	2,068	(11.0)	(11.4)	2,054	(10.4)	(7.7)

(1) Includes exchange differences

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 First quarter results compared to the fourth quarter of 2018

Compared to the fourth quarter of 2018, attributable profit to the parent was 11% lower, both in euros and excluding the exchange rate impact.

Performance of the main lines:

●    Total income was affected by the fall in net interest income and gains on financial transactions:

–   Net interest income declined 4% (in euros and in constant euros) mainly due to three reasons: the first is the change in methodology in the accrual of TDRs (Troubled debt restructuring) in the US (compensated in loan-loss provisions), the second is the IFRS 16 application and the third is the impact of two fewer days in the quarter.

–   Net fee income decreased 1%. Excluding the exchange rate impact, they rose 1% after absorbing the fall from wholesale markets as well as seasonal factors in Brazil, where the fourth quarter included the annual recording of net fee income from insurance.

–   Gains on financial transactions fell 37% (-32% excluding the exchange rate impact) because of the higher cost of foreign currency hedging and lower activity in wholesale markets.

–   Other operating income grew 124% (+56% excluding the exchange rate impact), due to the contribution to the Deposit Guarantee Fund recorded in the fourth quarter of 2018.

●    Costs were down 3% in euros and 1% excluding the exchange rate impact, with falls in most countries, particularly Brazil, after a seasonally high fourth quarter (marketing campaigns, implementing the salary agreement) and Spain due to integration synergies. On the other hand, costs in the UK rose because of higher expenses for projects and technology, and in Argentina because of the inflationary environment.

●    Loan-loss provisions declined 12% (11% excluding the exchange rate impact), mainly due to the United States, partly due to the counterbalancing of the previously mentioned TDR impact and partly for seasonal reasons. Additionally, there were also falls in the main Latin American countries. The only rises were in Spain and SCF which returned to more normal levels, after a fourth quarter when they were lower than the average for the year, and also in Argentina.

Lastly, the quarter-on-quarter comparison is conditioned by charges that are outside the ordinary course performance of our business, further detailed in previous pages.

Excluding the previously mentioned results that are outside the ordinary course performance of our business, underlying attributable profit to the parent decreased 4% quarter-on-quarter, both in euros and excluding the exchange rate impact, partly due to higher taxes and minority interests.

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Balance sheet

Grupo Santander. Balance sheet EUR million
Assets	Mar-19	Mar-18	Absolute change	%	Dec-18
Cash, cash balances at central banks and other demand deposits	103,500	100,673	2,827	2.8	113,663
Financial assets held for trading	98,592	124,591	(25,999)	(20.9)	92,879
Debt securities	30,162	32,059	(1,897)	(5.9)	27,800
Equity instruments	11,982	17,941	(5,959)	(33.2)	8,938
Loans and advances to customers	241	10,630	(10,389)	(97.7)	202
Loans and advances to central banks and credit institutions	—	8,394	(8,394)	(100.0)	—
Derivatives	56,207	55,567	640	1.2	55,939
Financial assets designated at fair value through profit or loss	82,149	58,214	23,935	41.1	68,190
Loans and advances to customers	24,535	20,716	3,819	18.4	23,796
Loans and advances to central banks and credit institutions	48,250	29,658	18,592	62.7	32,325
Other (debt securities an equity instruments)	9,364	7,840	1,524	19.4	12,069
Financial assets at fair value through other comprehensive income	116,359	123,285	(6,926)	(5.6)	121,091
Debt securities	111,519	119,267	(7,748)	(6.5)	116,819
Equity instruments	2,590	2,929	(339)	(11.6)	2,671
Loans and advances to customers	2,250	1,089	1,161	106.6	1,601
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortized cost	980,733	915,454	65,279	7.1	946,099
Debt securities	39,895	41,047	(1,152)	(2.8)	37,696
Loans and advances to customers	883,169	824,193	58,976	7.2	857,322
Loans and advances to central banks and credit institutions	57,669	50,214	7,455	14.8	51,081
Investments in subsidiaries, joint ventures and associates	7,726	9,155	(1,429)	(15.6)	7,588
Tangible assets	33,246	21,912	11,334	51.7	26,157
Intangible assets	29,114	28,523	591	2.1	28,560
Goodwill	25,989	25,612	377	1.5	25,466
Other intangible assets	3,125	2,911	214	7.4	3,094
Other assets	54,732	56,663	(1,931)	(3.4)	55,044
Total assets	1,506,151	1,438,470	67,681	4.7	1,459,271
Liabilities and shareholders' equity
Financial liabilities held for trading	67,994	95,172	(27,178)	(28.6)	70,343
Customer deposits	—	18,881	(18,881)	(100.0)	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	1,654	(1,654)	(100.0)	—
Derivatives	56,509	54,163	2,346	4.3	55,341
Other	11,485	20,474	(8,989)	(43.9)	15,002
Financial liabilities designated at fair value through profit or loss	74,426	59,706	14,720	24.7	68,058
Customer deposits	41,063	32,477	8,586	26.4	39,597
Debt securities issued	2,709	2,445	264	10.8	2,305
Deposits by central banks and credit institutions	30,525	24,784	5,741	23.2	25,707
Other	129	—	129	—	449
Financial liabilities measured at amortized cost	1,211,981	1,134,513	77,468	6.8	1,171,630
Customer deposits	767,298	715,981	51,317	7.2	740,899
Debt securities issued	247,552	221,540	26,012	11.7	244,314
Deposits by central banks and credit institutions	165,811	166,925	(1,114)	(0.7)	162,202
Other	31,320	30,067	1,253	4.2	24,215
Liabilities under insurance contracts	751	850	(99)	(11.6)	765
Provisions	13,449	14,284	(835)	(5.8)	13,225
Other liabilities	27,185	28,479	(1,294)	(4.5)	27,889
Total liabilities	1,395,786	1,333,004	62,782	4.7	1,351,910
Shareholders' equity	119,837	117,451	2,386	2.0	118,613
Capital stock	8,118	8,068	50	0.6	8,118
Reserves	112,116	107,329	4,787	4.5	104,922
Attributable profit to the Group	1,840	2,054	(214)	(10.4)	7,810
Less: dividends	(2,237)	—	(2,237)	—	(2,237)
Other comprehensive income	(20,992)	(22,483)	1,491	(6.6)	(22,141)
Minority interests	11,520	10,498	1,022	9.7	10,889
Total equity	110,365	105,466	4,899	4.6	107,361
Total liabilities and equity	1,506,151	1,438,470	67,681	4.7	1,459,271

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

     Both loans and advances and customer deposits, grew 3% in the first quarter, in both cases with a positive exchange rate impact of around 2 percentage points. Mutual funds recovered strongly in the last three months (+5% in constant euros) due to better market sentiment.

    Compared to March 2018, assets and liabilities grew, with minimal impact from exchange rate movements.

    Loans and advances to customers excluding reverse repos rose 4% year-on-year (excluding the exchange rate impact), with growth in eight of the 10 core countries, particularly in developing markets (+13%).

    Customer funds increased 5% year-on-year (excluding the exchange rate impact), with rises in the 10 core units. Deposits grew in all units and mutual funds in most of them, thanks to the better performance in recent months. Demand and time deposits also grew.

  Loans and advances to customers

The loan portfolio maintained a balanced structure: individuals (47%), consumer credit (16%), SMEs and companies (25%) and SCIB (12%).

•  Quarter-on-quarter, loans and advances to customers increased 3%. Gross loans and advances to customers excluding the exchange rate impact and reverse repos increased 1%. All main units remained stable or increased, notably Argentina (+20% due to high inflation), the United States (+3% driven by SBNA) and Mexico (+2%).

•  Compared to March 2018, loans and advances to customers increased 6%. Gross loans and advances to customers excluding the exchange rate impact and reverse repos increased 4%, with the following evolution by countries:

− Increase in eight of the 10 core units, particularly all developing countries, which overall grew 13%: Argentina (+50%), due to peso balances as well as the impact of the currency’s depreciation on dollar balances, Poland (+29%), partly because of the increased perimeter, Brazil (+10%), Mexico (+10%) and Chile (+8%).

− As regards mature markets, notable growth in the United States (+11%, with growth in SBNA and SC USA) and Santander Consumer Finance (+7%) with rises in almost all countries. More moderate growth in the United Kingdom (+1%), where mortgage and other retail loan growth was partially offset by the reduction of commercial real estate exposure.

− The only declines were in Portugal and Spain, markets that continued to deleverage and in which lending fell by around 3%. Portugal was down due to the sale of non-productive portfolios, and Spain affected by lower wholesale balances and with institutions.

Gross loans and advances to customers (Excl. reverse repos)	Gross loans and advances to customers (Excl. reverse repos)
EUR billion	% operating areas. March 2019

856
863
862
874
896
+5%*
Mar-19 vs Mar-18
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19

(*) In constant EUR: +4%

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Balance sheet

Customer funds

Customer funds, (deposits excluding repos and mutual funds), are well diversified by products: 60% are demand deposits, 22% time deposits and 18% mutual funds.

   In the first quarter, customer funds increased 3%, 2% excluding the exchange rate impact. Deposits grew 1% and mutual funds increased 5% following the markets’ recovery. By countries, in local currency rises in seven of the 10 core units, with the following detail by product:

– As regards deposits, notable growth in the United States, Portugal, Mexico and Spain (between +2% and +3%) due to the strong growth in time deposits, except Spain where growth was from demand deposits. The only declines were in Chile, Poland and the United Kingdom (-1% each).

– Mutual funds grew strongly in all the units except Chile, which decreased 3% due to the outflow of monetary funds.

   Compared to March 2018, customer funds increased 5%. Excluding the exchange rate impact, growth was also 5%, as follows:

–    By units, total funds rose in all units. The largest increases were in Argentina (+55%), Poland (+28%) and Brazil (+11%). More moderate growth of between 4% and 8% in Portugal, the United States, Mexico, Chile and Spain. In Santander Consumer Finance and the United Kingdom balances hardly changed as the sharp fall in time deposits (and savings in the UK’s case) offset the growth in current accounts (+4% and +2%, respectively).

− Demand deposits increased 7%, with growth in all units except the United States.  Time deposits rose 3% due to Latin American countries, particularly Brazil, which grew 15% under its strategy of replacing letras financeiras with customer deposits in order to optimize the cost of funds. Mutual funds rose 3%, recovering growth in 2019 after the fall in markets in 2018.

As well as capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

   In the first quarter, the Group issued:

−  Medium- and long-term senior debt amounting to EUR 4,134 million and covered bonds placed in the market of EUR 1,436 million.

−  There were EUR 3,513 million of securitizations placed in the market.

−  Issuances to meet the TLAC (Total Loss-Absorbing Capacity) requirement amounting to EUR 1,056 million, in order to strengthen the Group’s situation, consisting entirely of preferred debt.

−  Maturities of medium- and long-term debt of EUR 7,364 million.

   The net loan-to-deposit ratio was 113% (112% in March 2018). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 113%, underscoring the comfortable funding structure.

Customer funds	Customer funds
EUR billion	% operating areas. March 2019

893
895
896
906
935
+5% *
168
164
164
158
168
0%
725
731
731
748
767
+6%
Total
Mutual funds
Deposits excl repos
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Mar-19 vs Mar-18

(*) In constant EUR: +5%

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Solvency ratios

SOLVENCY RATIOS

   The CET1 ratio reached 11.23% following the organic generation of 18 bps in the first quarter and absorbing -29 bps of negative accounting and regulatory impacts (due to the application of IFRS 16 and TRIM).

   Tangible equity per share was EUR 4.30, an increase of 3% in the quarter.

   The fully loaded leverage ratio was 5.1%, almost the same as in December 2018.

At the end of March, the total phased-in capital ratio stood at 14.84% and the CET1 ratio (phased-in and fully loaded) at 11.23%, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.185% for the total capital ratio and 9.685% for the CET1 ratio).

The CET1 ratio was 11.23% (11.30% at the end of 2018), as it was affected by accounting and regulatory impacts (-29 bps). On 1 January 2019 the IFRS 16 came into force, which implied several accounting changes affecting the capital ratios (negative impact in the first quarter of 19 bps). In addition, there were -3 bps from the IFRS 9 calendar, -2 bps from models in Spain and -5 bps from TRIM (Targeted Review of Internal Models).

On the other hand, the organic generation in the first quarter was 18 bps, well above quarterly average, from profits and proactive risk weighted asset management. There were also slightly positive impacts from perimeter (+2 bps including the sale of Prisma in Argentina) and another 2 bps from markets and other.

Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 would have been -23 bps.

In April, the European Central Bank published the aggregate result of its Supervisory Review and Evaluation Process (SREP) carried out in 2018. This showed that Santander has lower capital requirements than the average of SSM banks. This positive differential was wider in 2018 than in 2017.

Eligible capital. March 2019*			Fully-loaded capital ratio*
EUR million			%
	Phased-in	Fully loaded
CET1	68,090	68,090
Basic capital	78,980	78,149
Eligible capital	90,001	89,843
Risk-weighted assets	606,300	606,300
CET1 capital ratio	11.23	11.23
T1 capital ratio	13.03	12.89
Total capital ratio	14.84	14.82

CET1*

%

(*) All 2018 and 2019 data calculated using the IFRS 9 transitional arrangements, unless otherwise indicated. As indicated by the consolidating supervisor, in March 2019 the Group applied for the calculation of the capital ratios a pay-out of 50%, the maximum within the target range (40%-50%). Previously, the Group considered the average cash pay-out for the last three years.

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Risk management

RISK MANAGEMENT

    In a context of increased volatility, Santander maintains its medium-low risk profile based on improving credit risk indicators, low risk market activities focused on servicing our customers and minimization of the exposure to operational risk events.

   The Group’s positive trend in credit quality continued, with an improved cost of credit at 0.97% (-3 bps in the quarter), a NPL ratio of 3.62% (-11 bps in the quarter) and coverage of 68% (+40 bps in the quarter).

   Market risk exposure remained at low levels despite volatility and uncertainty.

   The operational risk profile remained stable, maintaining distribution of losses by category in the quarter.

Credit risk management

The positive trend in credit quality continued, underpinned by the good evolution of the NPL ratios, coverage and cost of credit in the first quarter.

Non-performing loans amounted to EUR 35,590 million at the end of March, and remained stable in the quarter (-0.3%). Excluding the exchange-rate impact, the volume of NPLs was 1% lower with falls in the US and flat in Europe and Latin America. Both inflows to NPLs and charge-offs reduced compared to the previous quarter and on a year-on-year basis.

The Group’s NPL ratio continued to fall (-11 bps in the quarter to 3.62%).

Notable reductions were observed in the US, Portugal and Mexico during the quarter, while Argentina’s ratio increased, due to the country’s complex economic situation. The rest of the countries remained roughly stable. Compared to March 2018, the improvement in the NPL ratio was 40 bps.

Loan-loss provisions made in the first quarter amounted to EUR 2,172 million, 12% lower than the fourth quarter of 2018, and 5% lower than in the first quarter of 2018. Excluding the exchange rate impact, they fell 11% and 4%, respectively. Of note were the falls in the US and Brazil in both periods.

Provisions remained concentrated in the US and Brazil. This reflects their business models which allow a greater capacity to absorb losses from higher income levels.

Cost of credit remained at historic lows (0.97%), and improved 3 bps in the first quarter and 7 bps since March 2018.

The cost of credit declined in the United States and in the Latin American countries, except for Argentina, while in Europe, levels were similar to those at the end of 2018.

Credit risk

EUR million

	Mar-19	Mar-18	Var. %	Dec-18
Non-performing loans	35,590	37,408	(4.9)	35,692
NPL ratio (%)	3.62	4.02		3.73
Loan-loss allowances	24,129	26,173	(7.8)	24,061
For impaired assets	15,100	16,693	(9.5)	15,148
For other assets	9,029	9,480	(4.8)	8,913
Coverage ratio (%)	68	70		67
Cost of credit (%)	0.97	1.04		1.00

Key metrics geographic performance. March 2019

%	NPL	Change (bps)		Coverage
	ratio	QoQ	YoY	ratio
Spain	6.19	—	(8)	44
Spain Real Estate Activity	91.08	(597)	(474)	36
SCF	2.33	4	(15)	105
Poland	4.39	11	(38)	68
Portugal	5.77	(17)	(252)	51
United Kingdom	1.14	9	(3)	31
Brazil	5.26	1	—	108
Mexico	2.12	(31)	(56)	130
Chile	4.67	1	(33)	60
Argentina	3.50	33	96	119
US	2.41	(51)	(45)	161

NPL and coverage ratios. Total Group
%

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Risk management

Loan-loss allowances amounted to EUR 24,129 million. Coverage at the end of March was 68% for the Group, up 40 bps in the first quarter. Also taking into account that in Spain and the UK, a large part of their portfolios have mortgage collateral and justifying lower coverage levels.

The Group’s coverage by IFRS 9 stages remained stable on a year- on-year basis, with no significant movements in the first quarter.

Coverage ratio by stage
EUR billion

	Exposure*	Coverage
	Mar-19	Mar-19	Mar-18
Stage 1	870	0.5%	0.5%
Stage 2	54	9.1%	8.6%
Stage 3	36	42.4%	44.6%

(*)   Exposure subject to impairment. Additionally, there are EUR 24 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L.

Non-performing loans by quarter

EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19
Balance at beginning of period	37,596	37,407	36,654	36,332	35,692
Net additions	2,340	2,906	2,528	3,136	2,147
Increase in scope of consolidation	—	—	—	177	—
Exchange rate differences and other	361	(409)	(140)	(130)	479
Write-offs	(2,890)	(3,250)	(2,710)	(3,823)	(2,728)
Balance at period-end	37,407	36,654	36,332	35,692	35,590

Real estate exposure (1)

   The Spain Real Estate Activity unit’s gross exposure was EUR 7.8 billion (having fallen EUR 1.5 billion in the quarter) and the provisions of EUR 4.0 billion represented coverage of 52%.

   The net value was EUR 3.8 billion, equivalent to less than 1% of the balance of businesses in Spain.

   Management continued to focus on reducing these assets, mainly loans and foreclosures. There was a real estate disposal in the quarter related to the completion of the agreement reached at the end of 2018 with a subsidiary of Cerberus Capital Management to sell a portfolio of properties.

   This unit recorded losses of EUR 56 million in the first quarter, down from EUR 65 million in the first quarter of 2018.

Real estate exposure net value (1)
EUR billion

Mar-19
Real estate assets	3.0
- Foreclosed	2.3
- Rentals	0.7
Non-performing real estate loans	0.8
Assets + non-performing real estate	3.8

(1)  Spain Real Estate Activity.

Market risk

In the quarter, the global corporate banking trading activity risk, which is mainly interest rate driven and focused on servicing our customer’s needs, measured in daily VaR terms at 99%, fluctuated around an average value of EUR 13.5 million and reached EUR 21.6 million mainly as a result of increased volatility and the exposure to interest rate risk in Brazil, and within the established limits. These figures are low compared to the size of the Group’s balance sheet and activity.

Trading portfolios*. VaR performance
EUR million

(*)  Corporate & Investment Banking performance in financial markets.

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Risk management

Trading portfolio*. VaR by geographic region
EUR million

	2019		2018
First quarter	Average	Latest	Average

Total	13.5	12.1	11.4
Europe	6.5	8.3	6.3
US and Asia	1.3	1.1	1.6
Latin America	12.2	8.1	9.4
Global activities	0.6	1.0	0.6

(*) Corporate & Investment Banking performance in financial markets.

Trading portfolio*. VaR by market factor
EUR million

First quarter 2019	Min.	Avg.	Max.	Last
VaR total	9.3	13.5	21.6	12.1
Diversification effect	(3.5)	(9.9)	(21.2)	(5.7)
Interest rate VaR	8.4	12.6	17.6	8.4
Equity VaR	1.0	3.4	15.3	1.0
FX VaR	1.8	3.8	6.1	4.0
Credit spreads VaR	2.3	3.6	4.8	4.5
Commodities VaR	0.0	0.0	0.1	0.0

(*) Corporate & Investment Banking performance in financial markets.

NOTE: In the Latin America, United States and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

Structural and liquidity risk

   As regards structural exchange rate risk, Santander’s CET1 ratio coverage remained around 100% to protect it from foreign currency movements.

   In structural interest rate risk, during the first quarter a positive impact was generated in the structural debt portfolio, mainly in Europe and the US, with less pressure on interest rates following the decisions taken by the ECB and the Fed, as well as in Brazil based on the proposed economic reforms.

   In liquidity risk during the first quarter, the Group’s LCR ratio remained around 150%, underscoring a comfortable liquidity position, backed by our commercial strength and the model of autonomous subsidiaries, with high levels of customer deposits and solid liquid asset buffers.

Operational risk

   The operational risk profile remained stable. The volume of losses was similar to that in the first quarter of 2018 and in line with expectations. There were no new events of a significant financial impact in the first quarter.

   In relative terms, levels of losses by Basel categories were similar, mainly those derived from civil claims with customers and external fraud.

   Operational losses represented less than 2.5% of total income, and capital consumption related to operational risk is only 10% of the total.

   Management focused during the first quarter on strengthening our risk-monitoring frameworks (suppliers, significant change management processes, etc.).

   In order to improve our services offered to our customers, adapt to multichannel demands and increase productivity we continue working on the digitalization and automation of all our processes.

   Cybersecurity, a key area for the Group, continues to improve as we continue our cybersecurity transformation program in order to strengthen the detection, response and protection mechanisms.

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Business

DESCRIPTION OF BUSINESS

The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.

The Group has aligned the information in this operating segment section in a manner consistent with the underlying information used internally for management reporting purposes and with that presented throughout the Group’s other public documents.

The Group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect the organizational and management structures. The Group executive committee reviews the internal reporting based on these segments in order to assess performance and allocate resources.

The segments are differentiated by the geographic area where profits are earned, and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.

The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.

In the first quarter of 2019, Grupo Santander has maintained the same general criteria applied in 2018, as well as the same business segments.

The operating business areas are structured in two levels:

Geographic businesses

This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas, which include all the business activities carried on therein by the Group, are:

  Continental Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

   United Kingdom: includes the business activities carried out by the various Group units and branches present in the UK.

  Latin America: includes all the financial activities carried out by the Group through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Colombia.

 The US: includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, the specialized unit Banco Santander International and the New York branch.

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Businesses

Global businesses

At this secondary level of segment reporting, the Group is structured into Retail Banking, Corporate & Investment Banking, Wealth Management and Real Estate Activity Spain.

  Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through SCIB, and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.

  Santander Corporate & Investment Banking (SCIB) (formerly Santander Global Corporate Banking): This business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

  Wealth Management: Includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

  Real estate activity Spain includes loans and advances to customers and foreclosed assets of customers who are mainly involved in real estate development and who have a specialized management model and the assets of the former real estate fund (Santander Banif Inmobiliario).

In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortization of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we provide and discuss the year-on-year changes to our results excluding such impact.

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Business

Net operating income
EUR million

		/ Q4'18		/ Q1'18
Geographic businesses	Q1'19%		% excl.FX	%	% excl.FX
Europa continental	1,900	(2.1)	(2.0)	(0.8)	(0.5)
Spain	858	11.5	11.5	(6.5)	(6.5)
Santander Consumer Finance	660	(4.7)	(4.6)	4.6	5.0
Poland	205	(9.0)	(8.9)	14.4	17.7
Portugal	201	16.7	16.7	9.8	9.8
Rest	(24)	—	—	—	—
United Kingdom	497	(16.2)	(17.5)	(15.1)	(16.1)
Latin America	3,393	2.1	2.8	0.1	6.9
Brazil	2,292	3.9	2.3	0.5	7.8
Mexico	544	4.4	0.8	10.8	4.9
Chile	345	(5.2)	(7.5)	(9.7)	(7.5)
Argentina	129	(13.1)	101.7	(18.6)	59.8
Rest	83	(1.7)	(2.1)	5.8	9.7
United States	1,040	(11.2)	(12.2)	23.4	14.1
Operating areas	6,830	(2.8)	(2.8)	1.4	3.7
Corporate Centre	(503)	18.9	18.9	44.8	44.8
Total Group	6,327	(4.2)	(4.2)	(0.9)	1.4
Global businesses
Retail Banking	5,919	(2.7)	(3.4)	2.3	4.2
Corporate & Investment Banking	736	(7.0)	(1.9)	(8.6)	(3.8)
Wealth Management	209	(1.6)	(0.3)	6.2	7.4
Real Estate Activity Spain	(34)	(40.2)	(40.2)	(36.7)	(36.7)
Operating areas	6,830	(2.8)	(2.8)	1.4	3.7
Corporate Centre	(503)	18.9	18.9	44.8	44.8
Total Group	6,327	(4.2)	(4.2)	(0.9)	1.4

Underlying attributable profit to the parent
EUR million

		/ Q4'18		/ Q1'18
Geographic businesses	Q1'19%		% excl.FX	%	% excl.FX
Continental Europe	871	(7.9)	(7.8)	(6.5)	(6.2)
Spain	403	(6.7)	(6.7)	(11.4)	(11.4)
Santander Consumer Finance	325	9.8	10.2	0.7	1.1
Poland	62	0.6	0.4	(1.9)	1.0
Portugal	135	(0.4)	(0.4)	6.7	6.7
Other	(54)	—	—	49.2	52.8
United Kingdom	271	(5.1)	(6.7)	(15.2)	(16.3)
Latin America	1,137	6.5	5.8	3.5	10.9
Brazil	724	9.3	7.7	7.0	14.8
Mexico	206	0.3	(3.2)	18.3	12.0
Chile	149	(2.9)	(5.2)	(1.1)	1.3
Argentina	11	(36.5)	357.4	(83.7)	(67.9)
Other	47	62.1	60.4	51.9	59.7
US	182	98.2	102.5	45.8	34.7
Operating areas	2,462	3.0	2.6	(0.5)	2.0
Corporate Centre	(514)	39.2	39.2	22.1	22.1
Total Group	1,948	(3.7)	(4.1)	(5.2)	(2.2)
Global businesses
Retail Banking	1,920	3.1	0.9	(0.6)	1.2
Corporate & Investment Banking	457	2.1	9.2	(5.4)	(0.3)
Wealth Management	142	4.1	5.6	12.9	14.2
Real Estate Activity Spain	(56)	2.7	2.7	(13.9)	(13.9)
Operating areas	2,462	3.0	2.6	(0.5)	2.0
Corporate Centre	(514)	39.2	39.2	22.1	22.1
Total Group	1,948	(3.7)	(4.1)	(5.2)	(2.2)

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Geographic businesses

Spain
Highlights
 The migration of Popular to the Santander platform was completed at the end of April in Galicia, Asturias, Cantabria, the Basque Country, Catalonia and the Canary Islands.
 Strong activity with double-digit growth in new production by number of transactions (+14%) and significant improvement in new lending yields.

 Further improvement in the customer spread (+31 bps year-on-year), spurred by the lower cost of funds (-23 bps) and the higher return on loans (+8 bps).

 First quarter underlying profit of EUR 403 million, 11% lower year-on-year, mainly due to reduced gains on financial transactions and net fee income from wholesale business.

EUR 403 Mn Underlying attributable profit

Commercial activity	Customers
Thousands and % change vs March 2018

  Growth in new lending of 3% year-on-year, driven by SMEs, businesses and retail. Of note by products was consumer credit (+57%), spurred by pre-approval and digital contraction of loans (353,000 new digital customers in the quarter).

  We continued with our strategy focused on companies, where loyal ones rose 20% year-on-year. The main drivers of customer loyalty continued to grow, with a particular focus on insurance (+16% new premiums) and point-of-sale terminals (+12% revenue).

  We continued to promote the SmartRed branches (more than 550) as well as the Work Café model (two new openings in the first quarter).

  SmartBank: of note in the new commercial offering are guarantees and loans to facilitate getting on the property ladder and the education and employment offer provided via Universia.

  Fondo Smart, the largest private debt fund in Spain, has EUR 620 million to finance the growth of companies.

  Launch of Generación 81, in order to gain market share in customers and business through the brand’s improved positioning.

Activity
EUR billion and % change

Business performance

  Gross loans and advances to customers (excluding reverse repos) remained stable compared to the fourth quarter of 2018 and fell 3% year-on-year due to deleveraging in SCIB and the fall in the stock of mortgages.

  Growth in customer funds (+4%) year-on-year, with demand deposits growing 11%, offsetting the fall in time deposits.

Results

First quarter underlying attributable profit was down 11% year-on-year at EUR 403 million, due to lower gains on financial transactions (sale of debt and better performance in the markets in the first quarter of 2018) and reduced net fee income from wholesale banking.

In addition to these impacts:

  Good performance of net interest income, with 6% growth year-on-year thanks to the increase in the customer spread to 1.92 pp (+31 bps year-on-year), resulting from the fall in the cost of deposits (-23 bps) as well as the rise in the return on loans (+8 bps).

  Costs were 6% lower thanks to the efficiencies resulting from Popular’s integration.

  Further fall in non-performing loans and stable cost of credit (0.34%).

The comparison with the fourth quarter is affected by lower wholesale revenue and net interest income (lower interest accruals in the ALCO portfolio, IFRS 16 impacts and day effects offset the positive impact of the enhanced conditions of the 1|2|3 account) and the higher LLPs (particularly low in the fourth quarter). On the other hand, costs decreased.

	Underlying income statement
	EUR million
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	1,938	+3%	-6%
	Expenses	-1,079	-3%	-6%
	LLPs	-218	+69%	+5%
	PBT	544	-5%	-11%
	Underlying attrib. profit	403	-7%	-11%

Detailed financial information on page 54

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Geographic businesses

Santander Consumer Finance
Highlights (changes in constant euros)
 SCF continues to be the European consumer finance leader, with 7% growth in loans and advances to customers and a 2% increase in new lending.
 Total income increased, largely due to net interest income, and cost control pushed up net operating income by 5%.

 Underlying attributable profit was 1% higher year-on-year at EUR 325 million, due to greater net interest income. Cost of credit remained at low levels for this business.

 Continued high profitability: RoTE of around 15% and RoRWA of more than 2%.

EUR 325 Mn Underlying attributable profit

Commercial activity	Customers
Thousands and % change vs March 2018

  SCF continued its growth based on its solid business model: diversification by country, efficiency and risk and recovery systems that maintain high credit quality.

  Management continued to focus on boosting auto finance and increasing consumer finance through strengthening digital channels.

  The new and used auto business in SCF continued to grow despite the fall in car sales in Europe (-3% in the first quarter), thanks to the good performance of the brands with which SCF operates.

  The agreement with Hyundai Kia to acquire 51% of the financial entity that both companies own in Germany was completed in March, bolstering our leadership in this market.

In consumer finance, we continued the projects to transform the business model.

Activity
EUR billion and % change in constant euros

Business performance

  New lending rose 2% year-on-year, underpinned by commercial agreements in several countries. Of note: Italy (+13%), France (+7%) and Spain (+4%).

  Customer deposits continued to be a factor that differentiated us from our competitors. They continued to be stable at around EUR 36,800 million.

  Recourse to wholesale funding amounted to EUR 3,337 million in the first quarter. Customer deposits and medium- and long-term issuances and securitizations covered 72% of net loans.

Results

First quarter underlying profit  of EUR 325 million, 1% higher than the same period of 2018:

  Net interest income rose 3% due to higher volumes.

  Costs remained stable, which combined with growth in total income improved the efficiency ratio to 43.4%, 1.2 pp better year-on-year.

  The cost of credit remained at low levels (0.38%), underscoring the good performance of the portfolios although impacted by lower sales. The NPL ratio was 2.33%, 15 bps lower than in the first quarter of 2018.

  The largest profits were generated by Germany (EUR 83 million), the Nordic countries (EUR 60 million) and Spain (EUR 59 million).

Compared to the fourth quarter of 2018, the P&L statement was better and underlying attributable profit 10% higher.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	1,167	-2%	+3%
	Expenses	-507	+3%	-0%
	LLPs	-122	+158%	+2%
	PBT	562	+17%	+6%
	Underlying attrib. profit	325	+10%	+1%

Detailed financial information on page 55

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Geographic businesses

Poland
Highlights (changes in constant euros)
 Santander is the second largest bank in Poland in terms of assets following the integration of Deutsche Bank Polska’s retail and SME business at the end of 2018.
 The main management focus is on increasing business revenue in a competitive environment and obtaining synergies from the integration.

 Profit in the quarter was impacted by the greater BFG and Banking Tax contributions. Of note in other lines was an increase in revenue and costs as well as a strong improvement in the cost of credit.

EUR 62 Mn Underlying attributable profit

Commercial activity	Customers
Thousands and % change vs March 2018

  Following the integration of Deutsche Bank Polska’s retail and SME business in 2018, the Bank is focused on synergy achievement and improving customer relationships.

  The Bank’s strategy to be the bank of first choice continues, predicting and responding to customer expectations.

  The As I Want It account continued growing strongly with more than 1.3 million new accounts opened since its launch in September 2017. This account was awarded the Golden Banker award as the best personal account.

  We remained a leader in mobile applications. Our mobile app won a vote of internet users and the Bank’s eAccounting module for SMEs came third at the Mobile Trends Awards.

Activity
Business performance	EUR billion and % change in constant euros

  Year-on-year, the Bank recorded loan strong growth, mainly due to the integration of the retail and SME businesses of Deutsche Bank Polska. Gross loans and advances to customers (excluding reverse repos) rose 29%, driven by all the Bank’s target segments. Compared to the previous quarter, volumes were stable as moderate increases in individuals and SMEs were partially offset by the fall in SCIB.

  There was similarly strong growth in customer funds (+28%) in the last 12 months (significant increases in corporates, individuals and SMEs). During the first quarter of 2019, customer funds decreased 1% due to active management relating to liquidity and cost of deposit optimization.

29
+1%
QoQ
+29%
YoY
Gross loans and advances to customers excl. reverse repos
35
-1%
QoQ
+28%
YoY
Customer deposits excl. repos + mutual funds

Results

Underlying attributable profit in the first quarter was EUR 62 million, 1% more than in the same period of 2018. By lines:

  Positive top line growth, benefiting from the Deutsche Bank Polska integration. As such, net operating income increased 18%.

  Loan-loss provisions fell 3%, with the consequent improvement in cost of credit.

  Other income was affected by the higher Banking Tax contribution which also added to fiscal pressures as it is non-deductible.

Compared to the previous quarter, underlying attributable profit was flat. Increased interest and net fee income was offset by the aforementioned BFG and Banking Tax contributions.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	377	-3%	+17%
	Expenses	-172	+5%	+15%
	LLPs	-43	+5%	-3%
	PBT	128	+4%	+10%
	Underlying attrib. profit	62	+0%	+1%

Detailed financial information on page 56

32	January – March 2019

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Geographic businesses

Portugal
Highlights
 Business continued to grow strongly, with high market shares in new lending to companies and mortgages of around 20%.
 Standard & Poor's upgraded the Bank’s rating in March to BBB, emphasizing its strong competitive position in the country and the quality of its assets.

 Santander is the banking brand with the best reputation in Portugal, according to the RepScore Global Pulse study conducted by On Strategy 2019.

 Underlying attributable profit increased 7% year-on-year, reflecting revenue growth, lower costs and a reduced cost of credit.

EUR 135 Mn Underlying attributable profit

Commercial activity	Customers
Thousands and % change vs March 2018

The Bank continued its strategy to tailor products and services to customers’ needs, focusing on increasing the number of customers and their loyalty:

  In February, we launched a campaign to capture new customers with an offer including various benefits when opening new accounts (SIM, Mundo 1|2|3 and Happy/Stream).

  The commercial transformation continued with streamlining and greater agility in new mortgages, and opening the first Work Café in Portugal.

  In digital transformation we launched the online loan for SMEs and companies, so they have immediate liquidity for their treasury needs.

  Another Box Santander Advance was held in March in Leiria, consolidating the policy of getting closer to companies, organizations, local associations and universities, via an exchange of experiences, opinions and knowledge.

Activity
Business performance	EUR billion and % change

  Growth in loans and advances to customers remained strong, with market shares in new loans to companies and mortgages of around 20%. Despite this, the stock of loans and advances to customers fell slightly due to the sale of portfolios in 2018.

  Customer funds increased 8% year-on-year, spurred by deposits (+9%). Demand deposits were up 11% and time deposits 7%.

Results

The first quarter underlying attributable profit rose 7% year-on-year. By lines:

  Total income increased 5%, driven by gains on financial transactions that rose because of the results from ALCO portfolio sales. The evolution of net interest income was in line with that of the stock of credit.

  Costs declined, thereby net operating income grew 10% and the efficiency ratio improved

2.6 pp year-on-year to 43.9%.

  Provisions were slightly positive due to greater recoveries. The NPL ratio fell to 5.77% from 8.29% in March 2018, and the cost of credit improved to 0.03%.

Compared to the fourth quarter of 2018, underlying attributable profit was stable, as the good performance of revenue, costs and loan-loss provisions was offset by the Banking Tax contribution in the first quarter.

	Underlying income statement
	EUR million
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	357	+7%	+5%
	Expenses	-157	-3%	-1%
	LLPs	13	—	—
	PBT	194	-1%	+17%
	Underlying attrib. profit	135	-0%	+7%

Detailed financial information on page 57

January – March 2019	33

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Geographic businesses

United Kingdom
Highlights (changes in constant euros)
 Good business evolution: growth in mortgages and other retail loans in a highly competitive market, while continuing to reduce commercial real estate exposure.

 Underlying profit decreased 16% year-on-year in Q1 2019. These results reflect the competitive income pressures and the uncertainty stemming from Brexit affecting revenue, as well as increased costs related to technology and projects.

 In credit quality, the NPL ratio improved year-on-year and the cost of credit was only 7bps.

EUR 271 Mn Underlying attributable profit

Commercial activity	Customers
Thousands and % change vs March 2018

  We continued to invest in business transformation in response to changes in how customers are choosing to carry out their banking. As part of the branch restructuring changes announced in early 2019, 140 branches will closed. Furthermore, 100 other branches will be refurbished over the next two years through an investment of GBP 55 million.

  Digital adoption continues to drive change in the Bank. We retained 60% of refinanced mortgage loans online, an increase of 7 pp year-on-year. 44% of current accounts and 73% of credit cards were opened through digital channels, an increase of 5 pp and 19 pp year-on-year, respectively.

  We continued to gain loyal customers: retail (+3%), and SME and corporate (+7%). And we attracted more than 400,000 digital customers in the last 12 months.

Activity
Business performance	EUR billion and % change in constant euros

  Gross loans and advances to customers (excluding reverse repos) broadly flat with growth in mortgages and other retail loans, was offset by active management of CRE exposures.

  Customer deposits excluding repos increased slightly year-on-year (+1%), with growth in commercial banking, partially offset by reduction in retail. Mutual funds fell 4% year- on-year predominately driven by negative market movements and lower net flows in 2018, as they increased 5% since December.

Results

Underlying attributable profit was EUR 271 million in the first quarter, 16% lower year- on-year, as:

  Total income declined 6% due to competitive pressures, particularly lower new mortgage margins, and SVR balances attrition, a reduction in net fee income at SCIB and lower gains on financial transactions (-67%).

  Operating expenses rose 1% as efficiency improvements were offset by increased costs relating to technology and projects.

  Loan-loss provisions improved (-5%), with cost of credit remaining very low at 7 bps. The NPL ratio improved to 1.14%, backed by our prudent approach to risk and the resilience of the UK economy.

Compared to the fourth quarter of 2018, underlying attributable profit decreased 7% resulting from the aforementioned factors affecting total income and costs.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	1,280	-5%	-6%
	Expenses	-783	+4%	+1%
	LLPs	-64	+41%	-5%
	PBT	380	-5%	-18%
	Underlying attrib. profit	271	-7%	-16%

Detailed financial information on page 58

34	January – March 2019

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Geographic businesses

Brazil
Highlights (changes in constant euros)
 Our business model focusing on the customer experience and satisfaction enables us to keep on capturing innovative opportunities in the market.
 Consistent and recurring revenue growth, underpinned by higher volumes, while costs remained under control, which helped to improve efficiency.

 The solid risk management produced the fall in provisions and the good evolution of the cost of credit.

 Underlying attributable profit growing sustainably quarter after quarter as a result of the selective increase in market share, to EUR 724 million (+15% year-on-year), with a RoTE of 21%.

EUR 724 Mn Underlying attributable profit

Commercial activity	Customers
We continued to progress in our commercial and digital initiatives:	Thousands and % change vs March 2018

  In the digital strategy, it is now possible to open accounts via the Santander Way app. We also launched Santander On, an app to help customers in their financial life (advising them on loans and detailing their financial commitments).

  Launch of Pi, the digital investment platform. Moreover, Ben, focused on food benefits, continued with the incorporation of new establishments.

  In acquiring, total income continued to grow (+21% year-on-year) and market share increased (12.3%; +132 bps). In cards, total income was up 22% with a higher market share in loans.

  In consumer finance, we remained the leader (market share in auto of 23.5% in February), and we are taking steps to speed up the release and payment of vehicles.

  Lastly, and according to the EXAME/IRBC de Atenção ao Cliente ranking, we are the leader in customer service in the banking sector.

Activity
Business performance	EUR billion and % change in constant euros

  Gross loans and advances to customers (excluding reverse repos) grew 10% year- on-year, with profitable gains in market share. This was mainly due to business with individuals (+20%) and consumer finance (+18%). Of note in companies was the growth in credit to SMEs (+6%).

  Customer funds grew 11% year-on-year. Customer deposits excluding repos increased 14%: growth in demand deposits (+11%) and time deposits (+15%). Mutual funds rose 7%, improving the quarterly trend.

Results

First quarter underlying attributable profit of EUR 724 million, 15% more year-on-year. Of note:

  Net interest income rose 6%, with growth in customer related net interest income, partly offset by lower market related net interest income and IFRS 16 impacts.

  Net fee income grew 8%, with rises in almost all lines, of note: cards (+16%) and insurance (+16%).

  Operating expenses increased 3%, lower than the rise in total income and inflation, which helped improve the efficiency ratio to 32.8% (-100 bps year-on-year).

  Loan-loss provisions fell 7%, with a cost of credit clearly below 4% (4.35% in March 2018). The NPL ratio was 5.26% and coverage 108%.

Compared to the fourth quarter of 2018, underlying attributable profit was 8% higher thanks to the fall in costs and provisions. Total income was affected by the net fee income seasonality in the fourth quarter, lower market related net interest income, some spread compression and the application of IFRS 16.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	3,411	-1%	+6%
	Expenses	-1,119	-7%	+3%
	LLPs	-710	-4%	-7%
	PBT	1,414	+9%	+16%
	Underlying attrib. profit	724	+8%	+15%

Detailed financial information on page 60

January – March 2019	35

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Geographic businesses

Mexico
Highlights (changes in constant euros)

 The strategy continued to focus on the transformation of retail baking, improving the customer attention models and driving digitalization, which was reflected in greater customer attraction and increased loyalty and in the launch of new businesses.

 Faster growth in loans and advances to customers, notably to large companies (+20%) and payroll credit (+13%). The rise in customer funds continued to be spurred by the deposits from individuals and SMEs.

 Underlying attributable profit was up 12%, underpinned by the good performance of net interest income and loan-loss provisions, which more than offset the rise in costs.

EUR 206 Mn Underlying attributable profit

Commercial activity	Customers

The commercial strategy remained focused on boosting use of digital channels, attracting new customers and increasing their loyalty with new products and services:

  As regards the distribution model, we transformed 364 branches, and the number of latest generation full function ATMs reached 862.

  The Santander Plus program has captured more than 5.4 million customers since May 2016, 52% of them new ones.

  In auto finance, we continued to progress in consolidating the agreement with Suzuki in order to be its main financial partner.

  Two commerce chains were incorporated as banking correspondents (27,366 points-of-attention for making basic transactions).

  In digital strategy, Súper Móvil has new functionalities and Mis Metas, a new functionality to help customers achieve their savings plans, was launched. Financial transactions via digital channels grew considerably and accounted for 22% of the total, up from 18% in March 2018.

Strong year-on-year growth of loyal and digital customers and mobile banking customers (+69%).

Thousands and % change vs March 2018

Business performance	Activity
EUR million and % change in constant euros

  Gross loans and advances to customers (excluding reverse repos) rose 10% year-on-year, with the focus on profitability. Loans to individuals rose 7% with notable growth in payroll loans (+13%) and mortgages (+8%). Total corporate loans increased 11%, driven by large companies (+20%).

  Customer funds increased 5% year-on-year, underpinned by time deposits (+12%) and demand deposits (+4%). Those of individuals were up 13%.

Results

First quarter underlying attributable profit of EUR 206 million was 12% higher than in the same period of 2018, as follows:

  Net interest income rose 12%, driven by increased volumes and higher interest rates. As regards other operating income, gains on financial transactions fell due to a weaker market performance in the quarter and net fee income grew moderately because of lower wholesale activity. On the other hand, strong growth in credit cards and insurance.

  Operating expenses increased 10%, in line with the ongoing investment plans.

  Loan-loss provisions declined 9%, with the cost of credit falling to 2.62% and an NPL ratio that was also notably lower (2.12%).

Compared to the fourth quarter of 2018, underlying attributable profit was slightly down (-3%) due to higher taxes, as profit before tax was 3% higher.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	939	+1%	+7%
	Expenses	-395	+1%	+10%
	LLPs	-193	-13%	-9%
	PBT	345	+3%	+14%
	Underlying attrib. profit	206	-3%	+12%

Detailed financial information on page 61

36	January – March 2019

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Geographic businesses

Chile
Highlights (changes in constant euros)
 We continued the commercial and branch network transformation, based on technological developments in order to attract new customers and boost loyalty.
 Growth in business volumes, at a faster pace mainly in the individual customers segment.

 Underlying attributable profit increased 1% year-on-year, affected by lower inflation which impacted net interest income (EUR -45 million). Costs remained stable and better performance of provisions.

EUR 149 Mn Underlying attributable profit

Commercial activity	Customers

Santander continued to be the leading privately owned bank in Chile in terms of assets, customers and profit. The Group continued its strategy in the first quarter, focused on offering an attractive profitability in a low risk country where economic growth is increasing above 3%:

  We continued to transform the traditional network into a new branch model, opening more Work Café offices in the quarter and progressing in the pilot of Work Café 2.0.

  We are going to expand our Santander Life program in the coming quarters with new products, and deepen the financial education plan.

  We plan to take advantage of digital developments in 2019 to launch new initiatives to meet the needs of Asset Management and Private Banking clients, as well as install Superdigital.

Thousands and % change vs March 2018

Business performance	Activity
EUR billion and % change in constant euros

  Gross loans and advances to customers (excluding reverse repos) rose 8% year-on-year, underpinned by mortgages (+14%), consumer finance (+9%) and good performance with companies.

  On the other hand, customer funds rose driven by demand and time deposits (+4% each year-on-year). Mutual funds were up 2%.

Results

First quarter underlying attributable profit of EUR 149 million, 1% higher year-on-year. Of note were:

  Net interest income dropped 8% due to low inflation and an interest rate rise in the quarter, which affected spreads in the short term. Net fee income fell 5% due to wholesale, but credit cards rose 4%, insurance +6% and foreign trade +2%. Gains on financial transactions grew due to customer treasury and the sale of ALCO portfolios.

  Operating expenses remained virtually stable.

  The cost of credit continued to improve. The NPL ratio remained stable at around 4.67% and coverage was 60%.

Compared to the fourth quarter of 2018, underlying attributable profit was 5% lower due to pressure on spreads. We see inflation rising and interest rates remaining stable in the coming quarters.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	600	-6%	-4%
	Expenses	-255	-4%	+1%
	LLPs	-102	-17%	-14%
	PBT	280	-0%	+2%
	Underlying attrib. profit	149	-5%	+1%

Detailed financial information on page 62

January – March 2019	37

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Geographic businesses

Argentina
Highlights (changes in constant euros)
 The focus on the digital transformation and the customer experience was reflected in high levels of loyal customers and digital penetration.
 The growth rates of loans and advances to customers and customer funds were high due to high inflation and the impact of the peso's depreciation on dollar balances.
 Underlying attributable profit was EUR 11 million, impacted by high inflation and the peso’s depreciation.

EUR 11 Mn Underlying attributable profit

Commercial activity	Customers

In a volatile environment, reduced economic activity and annual inflation of 51%, we continued to focus on our four strategic pillars: growth, risk control, efficiency and customer experience, which enabled Santander Rio to be consolidated as the largest privately owned bank by business volumes.

The commercial strategy in the first quarter centered on benefits and customer service programs, while we continued to work on the digital transformation of the main processes and products. The number of digital customers increased 4% year-on-year.

Thousands and % change vs March 2018

Business performance	Activity
EUR billion and % change in constant euros

  Demand for loans was affected by the recession and high interest rates. Peso loans and advances to customers rose by only 16% (mainly mortgages, auto finance and cards) and those in dollars 147%, favored by the peso’s depreciation (+15% in dollars).

  Peso deposits increased 33% and those in dollars 130% (+7% in dollars).

Results

First quarter underlying attributable profit was 68% lower at EUR 11 million, including a negative impact of EUR 53 million from the high inflation adjustment.

As regards the business performance:

  Customer revenue (net interest income and net fee income) increased 88%, showing a dynamic above inflation. Net interest income rose 96%, underpinned by higher interest rates, while net fee income increased 76%, driven by foreign currency transactions and net fee income from accounts and cash deposits.

  Costs surged 81%, hit by the inflationary environment and the peso’s depreciation.

  Loan-loss provisions increased, reflecting the economic deterioration, mainly among the medium- and low-income segments and two corporate single name charges. The NPL ratio was 3.50% and coverage 119%.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	331	+36%	+72%
	Expenses	-202	+12%	+81%
	LLPs	-73	+32%	+188%
	PBT	34	+42%	-27%
	Underlying attrib. profit	11	+357%	-68%

Detailed financial information on page 63

38	January – March 2019

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Geographic businesses

Uruguay	Highlights (changes in constant euros)
 The Group continued to be the country’s leading privately owned bank, focused on growing in retail banking, improving efficiency and enhancing the quality of service.
 Underlying attributable profit rose 21%, spurred by the good performance of net interest income and greater cost control.

EUR 36 Mn Underlying attributable profit

Commercial activity and business performance

  Santander continued to focus on improving customer satisfaction and increasing loyalty. Loyal customers rose 21%.

  We continued to advance in our digital transformation strategy and in modernizing channels. The number of digital customers increased 17% (penetration of 59%, up from 52% in March 2018). Transactions via digital channels rose 38% year-on-year.

  Loans and advances to customers grew in target segments, products and currencies: +16% in consumer credit and cards and +18% in the national currency portfolio. Peso deposits grew 12% and foreign currency ones rose 2% year-on-year.

Results

First quarter underlying attributable profit of EUR 36 million, 21% higher year-on-year.

  Total income rose 15%, driven by net interest income. The efficiency ratio improved to 43%, 1.4 pp better than in the first quarter of 2018.

  The NPL ratio remained at a low level (3.35%), coverage was high (114%) and the cost of credit was 2.72%.

Peru Highlights (changes in constant euros)

  The strategy remained focused on the corporate segment, the country’s large companies and the Group’s global customers.

  The auto loan financial entity continued to expand its business.

  First quarter underlying attributable profit of EUR 9 million (+7% year-on-year). Total income rose due to higher net interest income, net fee income and gains on financial transactions. Costs remained stable and the efficiency ratio improved to 33%.

  The NPL ratio was 0.79%, coverage remained very high and cost of credit was only 0.14%.

Colombia Highlights (changes in constant euros)

  Activity in Colombia remained focused on SCIB clients, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade, confirming, custody and development of investment banking products supporting the country’s infrastructure plan.

  In auto finance, the origination share reached 2.5% (+100 bps in 12 months), in line with the strategy to attain the critical mass needed to consolidate ourselves in this market.

  Loans and advances to customers rose 122% year-on-year, with growth in all segments. Of note was auto finance, which rose sevenfold and reached 4% of total loans. Deposits grew 67%, mainly due to time deposits.

  The first quarter underlying attributable profit was EUR 2 million (EUR 1 million in the same period of 2018). Total income grew 65%, underpinned by the growth in net interest income, net fee income and gains on financial transactions.

January – March 2019	39

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Geographic businesses

United States
Highlights (changes in constant euros)

 Volume trend improvement. After rising for the fourth consecutive quarter, gross loans and advances to customers (excluding reverse repos) rose 11% year-on-year due to auto loans and Commercial & Industrial lending. Customer funds increased 6% driven by SBNA and wholesale balances at the New York branch.

 Attributable profit grew strongly year-on-year up to EUR 182 million due to the good performance of revenue, costs and provisions. Strong growth in the quarter favored by lower provisions due to seasonal factors.

 The growth rates of net interest income and provisions were affected by methodological changes in the accrual of TDRs, with almost no impact on bottom line results.

EUR 182 Mn Underlying attributable profit

Commercial activity	Customers (1)

In 2019, Santander US remains focused on the following strategic priorities:

Santander Bank: Commercial Banking’s  “Lead Bank” strategy continues to show gains in primary customers. In Retail Banking, the focus on enhancing customer experience and product offerings across digital and physical channels increased customer satisfaction. The joint auto initiative with SC USA continues generating high volumes, with originations of USD 1 billion in the quarter.

Santander Consumer USA: Continues to target enhancing dealer experience in order to drive originations growth. The key levers to drive profitability are our focus on strong operations, credit risk management and pricing.

Thousands and % change vs March 2018
(1) Santander Bank.
Business performance	Activity
EUR billion and % change in constant euros

  In the quarter, volume trends improved with loan and advances to customers growth across retail banking, commercial banking, and commercial real estate banking. Originations grew year-on-year at SC USA in Chrysler loans (+23%) and core non- prime loans (+14%).

  Customer funds increased 6% driven by SBNA (mainly time deposits) and wholesale balances at the New York branch.

Results

Underlying attributable profit in the first quarter was EUR 182 million, 35% higher than the same period in 2018, with favorable evolution across all main lines. Methodological changes relating to the accrual of troubled debt restructuring (TDRs), impacted net interest income and loan-loss provisions.

  Total income increased 6% (+3% ex. TDRs) due to higher balances and yields in loans at SBNA and also higher volumes and greater leasing operations at SC USA.

  The cost trend continued to improve (-3%), thanks to optimization measures.

  Loan-loss provisions fell 2% (-9% ex. TDRs), mainly due to SC USA. The cost of credit and the NPL ratio improved over the last 12 months. Coverage rose to 161%.

Compared to the fourth quarter of 2018, underlying attributable profit doubled as the fourth quarter was affected by seasonal factors (greater provisions at SC USA and higher costs). The net interest income and loan-loss provisions were also affected by the accrual of TDRs. Excluding the latter, net interest income decreased 1% and loan-loss provisions 24%.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	1,815	-9%	+6%
	Expenses	-774	-3%	-3%
	LLPs	-611	-36%	-2%
	PBT	371	+124%	+42%
	Underlying attrib. profit	182	+103%	+35%

Detailed financial information on page 64

40	January – March 2019

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Geographic businesses

Corporate Centre
Highlights

 The Corporate Centre’s objective is to aid the operating units by contributing added value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.

 The underlying attributable loss was 22% higher compared to the first quarter of 2018, mainly due to higher costs related to foreign currency hedging and increased stock of issuances.

EUR ‐514 Mn Underlying attributable profit

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

   It makes the Group’s governance more solid, through global control frameworks and supervision.

   Fostering the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks.

   The Corporate Centre contributes to the Group’s revenue growth, by sharing the best commercial practices, launching global commercial initiatives and accelerating the digital transformation simultaneously in all countries.

It also coordinates the relationship with European regulators and develops functions related to financial and capital management, as follows:

   Financial Management functions:

– Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

– This activity is carried out by diversifying the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (Euribor or swap) plus the premium, which in liquidity terms, the Group supports by immobilizing funds during the term of the operation.

– Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

– Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by EUR 23,628 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).

   Management of total capital and reserves: capital allocated to each of the units.

Results
First quarter underlying attributable loss of EUR 514 million, 22% higher than the first quarter of 2018 and largely because of the higher costs related to foreign currency hedging.	Corporate Centre
Net interest income was hit by the higher stock of issuances and by IFRS 16.	EUR million

Operating expenses were 1% lower and continued to reflect two impacts that offset each other: on the one hand, streamlining and simplification measures and, on the other, the investment in global projects for the Group’s digital transformation.

		Q1'19	Q4'18	Chg.	Q1'18	Chg.
	Gross income	-384	-295	+30%	-227	+70%
	Net operating income	-503	-423	+19%	-348	+45%
	PBT	-549	-397	+38%	-427	+29%
	Underlying attrib. profit	-514	-369	+39%	-421	+22%

Detailed financial information on page 65

January – March 2019	41

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Global businesses

Retail Banking
Highlights (changes in constant euros)

 The Group continued to focus on customer loyalty and digital transformation. We continued to launch new products and services that cover the needs of our customers. As at end March, the Group had 20 million loyal customers and almost 34 million digital customers.

 Underlying attributable profit of EUR 1,920 million in the first quarter, 1% higher than in the same period of 2018, affected by higher taxes and minority interests.
 The good dynamics in customer revenue, controlled costs and stable provisions were reflected in the 6% increase in profit before tax.

EUR 1,920 Mn Underlying attributable profit

Commercial activity	Customers
Thousands and % change vs March 2018

Santander's goal is to create an open platform of financial services, based on two priorities so as to keep on offering the best service: that all products and services can be done digitally, and that they are as quick and efficient as possible. To this end, the commercial strategy is immersed in an acceleration of digitalization.

A two‐pronged approach is being taken for the digital transformation:

–  Transform our main banks, focusing on five key areas: (1) transform the front office; (2) transform the back office; (3) change the technology and systems architecture; (4) introduce new technological tools; and (5) convert us into an organization focused on data with agile management.

–  At the same time, we are developing new digital businesses in order to support core banks and offer disruptive products and services such as Openbank and Superdigital.

We also launched a new global payments initiative that will incorporate One Pay FX (open market service for international transfers), Global Merchant Services (global payments platform for shops based on Brazil’s Getnet) and Global Trade Services (global commerce platform that makes it easier for SMEs to do international business).

Activity
Notable among the new products and services:	EUR billion and % change in constant euros

   In Mexico, Mis Metas via Súper Móvil, a new functionality to help customers achieve their savings plans, was launched. In Brazil, the Santander On app that helps customers in their financial life, advises them on lines of credit and sets out their financial commitments.

   Also noteworthy are the new products and services related to our consumer business, with the signing in Mexico of an agreement with Suzuki to be its main financial partner, and in Germany the agreement to acquire 51% of the financial entity of Hyundai Kia.

Lastly, of note in the first quarter was Openbank’s expansion and its next launch of testing in Germany. The next two countries this year are the Netherlands and Portugal.

These measures resulted in a 24% rise in digital customers and 10% in loyal clients.

Results

The first quarter underlying attributable profit rose 1%, driven by the good dynamics in customer revenue (+4%), with controlled costs and stable provisions. Of note was the performance of Latin America and the US.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	10,768	-3%	+3%
	Expenses	-4,849	-2%	+1%
	LLPs	-2,136	-9%	-0%
	PBT	3,409	+8%	+6%
	Underlying attrib. profit	1,920	+1%	+1%

Detailed financial information on page 66

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Global businesses

Corporate & Investment Banking
Highlights (changes in constant euros)
 Santander is among the leaders in Latin America and Europe, particularly in Export & Agency Finance and Structured Financing, and in Europe in Debt Capital Markets for corporates.

 We continued to advance in our mission to help our global customers in their capital issuances, providing them with financing solutions and transaction services. We also continued to adapt our product offering to the Bank’s digital transformation.

 Underlying attributable profit remained stable year‐on‐year, due to reduced activity in markets which was offset by the good evolution of value‐added businesses.

EUR 457 Mn Underlying attributable profit

Commercial activity	Activity
EUR billion and % change in constant euros

   Cash management:  strong growth in all the Group’s countries, particularly in Latin America, the US and the UK. We continued the digitalization of Nexus, the services platform unifying local skills with global developments.

   Export & Agency Finance:  Santander participated as mandated lead arranger (MLA) in the greatest number of export finance operations, attaining leadership in ECAs business. This achievement showed Santander’s support for constant growth in the export finance business, gaining market share and importance in all geographic areas at the global level over the last few years.

   Trade & Working Capital Solutions: solid growth, particularly in products such as Confirming and Receivables in Brazil, Argentina, Asia and the US, where the product offering was strengthened.

   Debt Capital Markets: Santander continued to be the leader in Latin America by number of issuances, and for the first time led the tables in euro issuances for corporates. Also of note was the increased participation in the issuances of European and American issuers in dollars.

Total income breakdown

   Syndicated Corporate Loans: Santander continued to play a key role in corporate financing, although the volumes of financing acquisitions were very affected by the lack of M&A activity. Of note was the drive in sustainable financing, with participation in the green and sustainable loans of companies such as Henkel and Acciona.

   Structured Financing: the Group held its global leadership position in Latin America as well as Europe, heading the list at global level of issuers of project bonds and financial advice by number of operations. Of note was the drive in financing renewable energy projects, in line with the Group’s sustainable strategy.

   Lower year-on-year contribution from markets activity, mainly due to the decline in European activity, which was not offset by the good performance in the Americas. Compared to the fourth quarter of 2018, business grew at double-digit rates, notably in the US and Latin America.

Constant EUR million

Results

The first quarter underlying attributable profit remained stable year-on-year, mainly due to the decline in Global Markets activity, affected by the performance of markets in Europe whose decline was offset by the good evolution of the businesses of Global Transaction Banking and Financing Solutions & Advisory.

Lower loan-loss provisions, particularly in the UK and Brazil, enabling the higher costs from transformational projects to be absorbed.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	1,296	+0%	+1%
	Expenses	‐560	+3%	+8%
	LLPs	‐10	‐83%	‐86%
	PBT	706	+9%	+2%
	Underlying attrib. profit	457	+9%	‐0%

Detailed financial information on page 66

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Global businesses

Wealth Management ‐ Asset Management and Private Banking
Highlights (changes in constant euros)
 Underlying attributable profit rose 14% compared to the first quarter of 2018.
 Total contribution (net profit + net fee income) amounted to EUR 260 million, 6% more than in the first quarter of 2018.
 Collaboration volumes between countries grew 41% year‐on‐year to EUR 3,593 million.
 Assets under management amounted to EUR 348 billion (+3% year‐on‐year).

EUR 142 Mn Underlying attributable profit

Commercial activity	Total profit contribution
% change in constant euros

   We continued to develop measures in order to keep on offering the best products and services. Of note:

–  In Private Banking: we worked further on developing a platform that enables us to offer a global and connected proposition, leveraging our presence in more than 10 countries. We created the SPB Desk – local teams that channel all activity with global clients – strengthening connectivity between countries. Collaboration volumes between countries increased 41% to EUR 3,593 million.

–  Santander Asset Management (SAM): launched the first funds of the Santander GO range, offering our customers strategies of specialist managers, in a first phase with North American equities and an absolute return.

   In digital transformation, we gradually installed a new banking platform (Virginia) for more than 1,000 international private banking clients in Miami. In addition, SAM allied with Blackrock to implement the Aladdin investment platform, the market’s most differential solution.

Business performance	Business performance

   Total assets under management amounted to EUR 348 billion, with growth in private banking as well as in SAM.

   Of note in Private Banking was growth in Brazil (+13%) and Mexico (+11%). Loans and advances to customers grew 17%.

   At SAM, growth driven by Latin America. Of note were Brazil (5%) and Chile (+6%).

EUR billion and % change in constant euros
(*) Total adjusted for funds from private banking customers managed by SAM Note: Total assets marketed and/or managed in 2019 and 2018

Results

The first quarter underlying attributable profit was EUR 142 million, 14% more year-on- year:

   Higher revenue, notably the 11% rise in net interest income, mainly due to an increase in lending.

   Increase in operating expenses, partly due to investment in platforms.

   Loan-loss provisions recovered in the quarter due to lower doubtful loans mainly in Spain.

   By units, of note profit growth in Brazil (+20%), Mexico (+22%) and Spain (+12%).

When the total net fee income generated by this business is added to net profit, the total contribution to the Group was EUR 260 million, 6% more year-on-year.

	Underlying income statement
	EUR million and % change in constant euros
		Q1'19	/ Q4'18	/ Q1'18

	Revenue	402	+3%	+6%
	Expenses	‐193	+7%	+4%
	LLPs	7	—	—
	PBT	213	+3%	+13%
	Underlying attrib. profit	142	+6%	+14%

When the total net fee income generated by this business is added to net profit, the total contribution to the Group was EUR 260 million, 6% more year-on-year

As previously announced, insurance business, which generated a total contribution of EUR 348 million in the first quarter, will be added to this division during 2019.	Detailed financial information on page 67

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Responsible banking

RESPONSIBLE BANKING

First quarter highlights

This year, in order to present the Group’s financial and non-financial information more clearly and facilitate its understanding, in February we included a report on sustainable banking in the 2018 Annual Report. This report follows the GRI standards and incorporates the information requested by Law 11/2018 on non-financial matters and diversity.

Santander Spain and the European Investment Bank will make EUR 50 million available to companies and the self-employed to improve energy efficiency.  This new line of financing is aimed at replacing inefficient lighting with LED lighting. An online app will enable the energy savings generated to be estimated in order to calculate the period of amortization of the investment in new equipment.

SCIB led Germany’s first syndicated sustainable corporate credit, linked to the environmental, social and good corporate governance performance of Henkel, the borrower. It also participated as joint bookrunner in the last two issues of Iberdrola’s green hybrid bonds in 2019, and the first public green bond issued by the telecoms sector (Telefónica).

Santander Universities launched the ninth edition of the W50 program together with UCLA Business School in order to provide high performance training to female executives throughout the world who have great leadership capacity, so that they can hold positions in senior management and on company boards.

Santander is participating in a plan promoted by the Chilean government that will benefit 16 vulnerable groups in the country. The Bank forms part of this project and together with the Education Ministry, AIEP, Corp GMas Escuelas del Cariño and Crece Chile will support more than five million Chileans over the age of 18 who have not finished their basic education.

Santander received the Top Employers Europe 2018 certification and is in the Top 3 of the best banks to work for in Latin America in 2018, according to Great Place to Work.

The World Bank recognizes Santander’s leadership in the sphere of gender equality and climate financing. The head of the Group’s Responsible Banking received the Gender CEO prize awarded by MIGA, the Multilateral Investment Guarantee Agency.

For the second consecutive year, Santander obtained the highest score among the 230 companies that form the Bloomberg Gender Index (95.32 out of 100), which assesses companies’ performance in gender equality matters.

The British International Finance magazine awarded Santander Mexico for the third time its International Finance Banking Award as the most socially responsible bank in Mexico.

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Corporate governance

CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions; it manages risks and opportunities prudently and defines its long-term strategy watching out for the interests of all its stakeholders and society in general

   Changes to the board’s regulations

The board of directors approved at its meeting on 26 February changes to its regulations in order to adapt them to the guidelines in the Guía Técnica 1/2019 of the National Securities Market Commission (CNMV) on appointments and remuneration committees, and in order to comply at all times with the highest corporate governance standards. The main changes are:

   The appointments committee will assume the powers and functions in corporate governance matters that until now were the powers of the risk supervision, regulation and compliance committee. Among other powers, the committee will provide support and advice to the board on corporate governance policy and internal governance; supervise and assess the communication strategy and relations with shareholders and investors or proxy advisors; inform the general meeting of shareholders on the committee’s activities during the year and on any proposal to change the board’s rules and regulations.

   The director responsible for coordinating must always be a member of the appointments committee. When members are appointed to the committee, their knowledge and experience in corporate governance areas will be taken into account.

   All members of the audit committee must be independent and the committee is responsible for supervising not only the financial information but also the non-financial and diversity information.

   The responsible banking, sustainability and culture committee will mainly comprise independent directors and will always be presided by a director of this nature.

   Changes in the board

Mr. Juan Miguel Villar Mir left the board as of 1 January, 2019.

The Bank announced on 3 April that Mr. Rodrigo Echenique Gordillo will cease his executive functions as of 1 May and will continue to be a member of the board and chairman of Santander Spain.

The AGM appointed Mr. Henrique de Castro as an independent director. Once the required authorization of the supervisor is obtained and this appointment is effective, the board will have 15 members.

   Changes in the composition of the board’s committees

As of 1 January, 2019 Mr. Bruce Carnegie-Brown ceased to be a member of the risk supervision, regulation and compliance committee.

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Corporate governance

   Changes in the organizational structure of the Group’s senior management

A new global unit focused on payments services called Santander Global Payments Services was created on 3 April.  The board appointed Mr. Javier San Félix García to head it, subject to the supervisor’s authorization.

In order to improve co-operation and decision-taking in the execution of the Group’s global strategy, the Group’s organizational structure was streamlined and three new key posts were created that will report to the CEO:

   Europe. Gerry Byrne will head this area and those in charge of Spain, Portugal, the UK, Poland and Consumer Finance will report to him.

   South America. Sergio Rial will head this area and those in charge of Chile, Argentina, Uruguay and the Andean region will report to him.

   North America. Héctor Grisi and Scott Powell will jointly head this area and at the same time continue to be in charge of Mexico and the US, respectively.

   Annual General Meeting

The AGM was held on 12 April, at which holders of 11,122,839,926 shares were present or represented. The quorum was 68.508% of the Bank’s share capital.

The agreements submitted to a vote received an average 94.01% of favorable votes. The Bank’s management during 2018 was approved by 94.21% of votes.

The remuneration policy for directors for 2019, 2020 and 2021 was submitted to the Meeting’s binding approval, and received 91.64% of votes in favor.

All the proposed agreements, the reports of administrators and other legal documentation regarding the AGM were published on the Group’s website on April 4 when the meeting was called. The documentation includes the 2018 Annual Report which has a section on corporate governance setting out the main activities of the board and of its committees in 2018, including detailed information on the regulations and procedures on which the Bank’s corporate governance system is based, as well as the annual report on directors’ remuneration.

In addition to the appointment of Mr. Henrique de Castro as a new director, the board approved the re-election of Mr. José Antonio Álvarez Álvarez as an executive director, Mr. Javier Botín-Sanz de Sautuola y O’Shea as a non-executive director neither proprietary nor independent and Mr. Bruce Carnegie-Brown, Mr. Ramiro Mato García-Ansorena and Ms. Belén Romana García as independent directors.

Full information on the agreements approved by the annual general meeting can be found at www.santander.com. The contents of our website are not incorporated into this report.

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Santander share

SANTANDER SHARE

 Shareholder remuneration	Dividend

The third dividend of EUR 0.065 per share charged to 2018’s earnings was paid in cash in February.

The AGM approved the payment of a fourth dividend in cash of EUR 0.065 per share to be paid as of 1 May. This brings the total shareholder remuneration for 2018 to EUR 0.23 per share, 4.5% more than in 2017.

This remuneration represents a return on the average share price in 2018 of 4.75%.

In order to align us with the current comparable practices in Europe, the board's target is to maintain in the medium term a pay-out ratio of 40%-50%, up from the current 30%-40%, and, as announced at the 2018 annual general meeting, make two payments charged to 2019’s earnings. The board expects to announce the interim 2019 dividend after its meeting in September.

   Share Price Performance

The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the UK as a CDI and in the US as an ADR.

In Spain, the main market where the Bank is listed, the share price ended March at EUR 4.145, 4.3% higher than at the end of 2018. This performance was below that of the Ibex 35 benchmark Spanish index, which rose 8.2%, and that of the DJ Stoxx 50 and MSCI World Banks (+12.9% and +5.8%, respectively), and in line with DJ Stoxx Banks, the main European banking index (+4.5%).

Euro cents / share 23 euro cents per share in 2018
In terms of total return, the Santander share increased 5.9% in the first quarter, in line with the 6.0% rise of DJ Stoxx Banks.	Dividend 2019

Share price

Comparative share performance

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Santander share

SANTANDER SHARE

 Market capitalization and trading

At 29 March, 2019, Santander was the largest bank in the Eurozone by market capitalization and the 17th in the world among financial entities (EUR 67,292 million).

The share’s weighting in the DJ Stoxx 50 was 1.8%, 8.0% in the DJ Stoxx Banks and 13.9% in the Ibex 35.

A total of 5,259 million Santander shares were traded in the first quarter for an effective value of EUR 22,064 million, the largest figure among the shares that comprise the EuroStoxx (liquidity ratio of 32%).

The daily trading volume was 83 million shares with an effective value of EUR 350 million.

	The Santander share
	March 2019

	Shares and trading data
	Shares (number)	16,236,573,942
	Average daily turnover (number of shares)	83,482,174
	Share liquidity (%)	32
	(Number of shares traded during the year / number of shares)

	Stock market indicators
	Price / Tangible book value (X)	0.96
	P/E ratio (X)	9.94
	Free float (%)	99.99

 Shareholder base	Share capital distribution by type of shareholder

The total number of Santander shareholders at 31 March was 4,089,097 of which 3,830,664 were European (77.0% of the capital stock) and 242,184 from the Americas (21.7%).

Excluding the board, which holds 1.1% of the Bank’s capital stock, retail shareholders account for 39.6% and institutional shareholders 59.3%.

March 2019 (*) Shares owned or represented by directors.

Share capital distribution by geographic area
March 2019

January – March 2019	49

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Director's Report first quarter 2019

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Financial information Group

Net fee income. Consolidated
EUR million
	Q1'19	Q4'18	Chg. %	Q1'18	Chg. %
Fees from services	1,779	1,829	(2.7)	1,807	(1.6)
Wealth management and marketing of customer funds	936	940	(0.4)	944	(0.9)
Securities and custody	216	187	15.5	203	6.2
Net fee income	2,931	2,956	(0.8)	2,955	(0.8)

Operating expenses. Consolidated
EUR million
	Q1'19	Q4'18	Chg. %	Q1'18	Chg. %
Staff costs	3,006	3,068	(2.0)	3,000	0.2
Other general administrative expenses	2,005	2,217	(9.6)	2,151	(6.8)
Information technology	551	441	25.0	366	50.3
Communications	132	145	(8.8)	132	(0.3)
Advertising	157	193	(18.9)	150	4.9
Buildings and premises(1)	211	492	(57.2)	477	(55.7)
Printed and office material	32	33	(2.0)	31	4.4
Taxes (other than tax on profits)	126	152	(17.0)	142	(11.6)
Other expenses	796	761	4.6	853	(6.6)
Administrative expenses	5,011	5,285	(5.2)	5,151	(2.7)
Depreciation and amortization(1)	747	651	14.7	613	21.9
Operating expenses	5,758	5,936	(3.0)	5,764	(0.1)
(1) In Q1'19, impact of the IFRS 16 application.

Operating means. Consolidated

	Employees			Branches
	Mar-19	Mar-18	Var.	Mar-19	Mar-18	Var.
Continental Europe	67,607	67,153	454	5,942	6,241	(299)
of which: Spain	32,366	32,611	(245)	4,366	4,481	(115)
Santander Consumer Finance	14,796	14,980	(184)	433	509	(76)
Poland	12,551	11,514	1,037	571	565	6
Portugal	6,735	7,018	(283)	561	676	(115)
United Kingdom	25,778	26,229	(451)	755	800	(45)
Latin America	89,843	89,527	316	5,921	5,917	4
of which: Brazil	46,793	47,375	(582)	3,562	3,484	78
Mexico	19,870	18,586	1,284	1,412	1,401	11
Chile	11,888	12,018	(130)	380	429	(49)
Argentina	9,271	9,177	94	468	482	(14)
US	17,279	17,247	32	659	679	(20)
Operating areas	200,507	200,156	351	13,277	13,637	(360)
Corporate Centre	1,977	1,744	233
Total Group	202,484	201,900	584	13,277	13,637	(360)

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net). Consolidated
EUR million

	Q1'19	Q4'18%		Q1'18%
Net loan-loss provisions	2,172	2,455	(11.5)	2,282	(4.8)
Non-performing loans	2,515	2,919	(13.8)	2,617	(3.9)
Country-risk	1	(5)	—	11	(90.8)
Recovery of written-off assets	(344)	(460)	(25.2)	(345)	(0.4)
Other impairment	74	58	26.6	15	403.2
Total	2,246	2,513	(10.6)	2,297	(2.2)

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Financial information Group

Loans and advances to customers. Consolidated
EUR million
			Change
	Mar-19	Mar-18	Amount	%	Dec-18
Commercial bills	31,980	28,071	3,909	13.9	33,301
Secured loans	495,005	474,458	20,547	4.3	478,068
Other term loans	269,908	259,644	10,264	4.0	265,696
Finance leases	34,030	28,901	5,129	17.7	30,758
Receivable on demand	8,247	8,167	80	1.0	8,794
Credit cards receivable	22,687	20,990	1,697	8.1	23,083
Impaired assets	34,086	35,966	(1,880)	(5.2)	34,218
Gross loans and advances to customers (excl. reverse repos)	895,943	856,197	39,746	4.6	873,918
Reverse repos	37,696	25,780	11,916	46.2	32,310
Gross loans and advances to customers	933,639	881,977	51,662	5.9	906,228
Loan-loss allowances	23,444	25,349	(1,905)	(7.5)	23,307
Loans and advances to customers	910,195	856,628	53,567	6.3	882,921

Total funds. Consolidated
EUR million
			Change
	Mar-19	Mar-18	Amount	%	Dec-18
Demand deposits	565,477	525,817	39,660	7.5	548,711
Time deposits	202,018	198,955	3,063	1.5	199,025
Mutual funds	167,870	167,816	54	0.0	157,888
Customer funds	935,365	892,588	42,777	4.8	905,624
Pension funds	15,623	16,046	(423)	(2.6)	15,393
Managed portfolios	28,024	26,286	1,738	6.6	26,785
Repos	40,866	42,568	(1,702)	(4.0)	32,760
Total funds	1,019,878	977,488	42,390	4.3	980,562

Eligible capital (fully loaded). Consolidated
EUR million
			Change
	Mar-19(*)	Mar-18	Amount	%	Dec-18
Capital stock and reserves	117,837	116,450	1,387	1.2	114,147
Attributable profit	1,840	2,054	(214)	(10.4)	7,810
Dividends	(920)	(813)	(107)	13.1	(3,292)
Other retained earnings	(22,286)	(23,716)	1,430	(6.0)	(23,606)
Minority interests	7,138	7,304	(166)	(2.3)	6,981
Goodwill and intangible assets	(29,218)	(29,455)	237	(0.8)	(28,644)
Other deductions	(6,300)	(5,781)	(519)	9.0	(6,492)
Core CET1	68,090	66,043	2,048	3.1	66,904
Preferred shares and other eligible T1	10,059	8,884	1,175	13.2	8,934
Tier 1	78,149	74,926	3,222	4.3	75,838
Generic funds and eligible T2 instruments	11,694	11,696	(2)	(0.0)	11,669
Eligible capital	89,843	86,623	3,220	3.7	87,506
Risk-weighted assets	606,300	600,129	6,170	1.0	592,319

CET1 capital ratio	11.23	11.00	0.23		11.30
T1 capital ratio	12.89	12.49	0.40		12.80
Total capital ratio	14.82	14.43	0.39		14.77
(*) Applying a 50% pay-out in the calculation of the capital ratios.

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Financial information Businesses

Continental Europe
EUR million
		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	2,570	(1.5)	(1.4)	3.7	4.0
Net fee income	1,082	0.8	0.9	(4.3)	(4.1)
Gains (losses) on financial transactions (1)	165	(40.0)	(40.1)	(37.6)	(37.7)
Other operating income	131	197.3	196.3	(2.5)	(3.5)
Total income	3,948	(1.3)	(1.3)	(1.5)	(1.3)
Administrative expenses and amortizations	(2,049)	(0.6)	(0.6)	(2.2)	(2.0)
Net operating income	1,900	(2.1)	(2.0)	(0.8)	(0.5)
Net loan-loss provisions	(392)	49.5	49.2	0.5	0.9
Other gains (losses) and provisions	(163)	(41.8)	(41.6)	22.6	22.9
Profit before tax	1,344	(3.8)	(3.7)	(3.4)	(3.1)
Tax on profit	(375)	4.1	4.2	1.9	2.2
Profit from continuing operations	969	(6.6)	(6.5)	(5.4)	(5.1)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	969	(6.6)	(6.5)	(5.4)	(5.1)
Non-controlling interests	(98)	7.2	7.2	5.6	6.7
Underlying attributable profit to the parent	871	(7.9)	(7.8)	(6.5)	(6.2)

Balance sheet
Loans and advances to customers	385,980	0.8	0.6	1.7	1.7
Cash, central banks and credit institutions	143,978	0.8	0.8	19.3	19.2
Debt instruments	89,525	0.6	0.5	(6.2)	(6.1)
Other financial assets	40,464	12.4	12.3	8.9	8.8
Other asset accounts	34,447	11.1	10.9	(5.5)	(5.7)
Total assets	694,393	1.8	1.7	3.8	3.7
Customer deposits	376,332	1.8	1.7	7.2	7.3
Central banks and credit institutions	163,726	3.1	3.0	0.7	0.4
Marketable debt securities	61,611	(0.7)	(0.9)	5.9	6.0
Other financial liabilities	39,812	7.2	7.2	(7.9)	(8.0)
Other liabilities accounts	13,820	(6.8)	(6.9)	(15.2)	(15.2)
Total liabilities	655,300	2.0	1.9	3.8	3.7
Total equity	39,093	(0.8)	(1.0)	3.7	3.7
Memorandum items Gross loans and advances to customers (2)	393,071	0.6	0.4	2.6	2.6
Customer funds	448,785	2.7	2.7	5.7	5.8
Customer deposits (3)	373,998	2.1	2.0	6.9	7.0
Mutual funds	74,787	6.0	6.0	(0.1)	0.0

Ratios (%) and operating means
Underlying RoTE	10.07	(0.87)	(0.83)
Efficiency ratio	51.9	0.4	(0.3)
NPL ratio	5.17	(0.08)	(0.64)
NPL coverage	52.1	(0.1)	(4.7)
Number of employees	67,607	0.1	0.7
Number of branches	5,942	(0.9)	(4.8)
(1) Includes exchange differences
(2) Excluding reverse repos
(3) Excluding repos

January – March 2019	53

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Financial information Businesses

Spain
EUR million
		/ Q4'18	/ Q1'18
Underlying income statement	Q1'19%		%
Net interest income	1,098	(4.5)	6.0
Net fee income	614	(3.0)	(8.7)
Gains (losses) on financial transactions (1)	70	(26.0)	(65.8)
Other operating income	155	—	4.7
Total income	1,938	3.1	(6.1)
Administrative expenses and amortizations	(1,079)	(2.8)	(5.7)
Net operating income	858	11.5	(6.5)
Net loan-loss provisions	(218)	69.2	5.3
Other gains (losses) and provisions	(97)	38.6	(6.6)
Profit before tax	544	(4.8)	(10.5)
Tax on profit	(141)	1.5	(7.8)
Profit from continuing operations	403	(6.8)	(11.5)
Net profit from discontinued operations	—	—	—
Consolidated profit	403	(6.8)	(11.5)
Non-controlling interests	0	—	—
Underlying attributable profit to the parent	403	(6.7)	(11.4)

Balance sheet
Loans and advances to customers	207,417	0.3	(5.4)
Cash, central banks and credit institutions	117,102	(0.1)	17.3
Debt instruments	59,658	(1.7)	(15.9)
Other financial assets	37,416	14.3	10.7
Other asset accounts	20,906	25.6	(0.8)
Total assets	442,498	1.9	(0.5)
Customer deposits	260,616	2.0	4.7
Central banks and credit institutions	98,591	5.0	(4.9)
Marketable debt securities	23,369	(5.0)	(6.5)
Other financial liabilities	37,034	5.6	(9.3)
Other liabilities accounts	7,468	(15.9)	(26.8)
Total liabilities	427,078	2.2	(0.3)
Total equity	15,420	(5.3)	(5.5)
Memorandum items Gross loans and advances to customers (2)	209,608	(0.0)	(3.4)
Customer funds	324,903	3.0	3.7
Customer deposits (3)	259,654	2.2	4.6
Mutual funds	65,248	6.3	0.3
Ratios (%) and operating means
Underlying RoTE	10.50	(0.33)	(0.62)
Efficiency ratio	55.7	(3.4)	0.2
NPL ratio	6.19	—	(0.08)
NPL coverage	44.1	(0.9)	(7.0)
Number of employees	32,366	0.2	(0.8)
Number of branches	4,366	—	(2.6)
(1) Includes exchange differences
(2) Excluding reverse repos
(3) Excluding repos

54	January – March 2019

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Financial information Businesses

Santander Consumer Finance
EUR million
		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	941	(0.2)	(0.0)	2.8	3.3
Net fee income	214	13.4	13.4	(0.3)	(0.1)
Gains (losses) on financial transactions (1)	2	(95.5)	(95.5)	(61.9)	(61.5)
Other operating income	11	(47.2)	(47.5)	78.2	72.5
Total income	1,167	(1.7)	(1.5)	2.4	2.8
Administrative expenses and amortizations	(507)	2.6	2.8	(0.3)	(0.0)
Net operating income	660	(4.7)	(4.6)	4.6	5.0
Net loan-loss provisions	(122)	161.3	158.1	1.3	1.6
Other gains (losses) and provisions	24	—	—	(0.6)	(1.2)
Profit before tax	562	17.1	17.4	5.1	5.5
Tax on profit	(159)	30.4	30.7	8.7	9.1
Profit from continuing operations	403	12.6	12.9	3.8	4.2
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	403	12.6	12.9	3.8	4.2
Non-controlling interests	(78)	25.5	25.5	18.9	19.3
Underlying attributable profit to the parent	325	9.8	10.2	0.7	1.1

Balance sheet
Loans and advances to customers	95,770	0.4	0.0	6.7	6.8
Cash, central banks and credit institutions	6,299	3.3	2.8	5.6	5.6
Debt instruments	3,443	3.6	2.9	4.3	4.6
Other financial assets	33	5.8	5.0	76.0	76.1
Other asset accounts	3,730	29.1	28.5	3.4	3.4
Total assets	109,275	1.5	1.0	6.5	6.5
Customer deposits	36,898	0.9	0.4	0.0	0.1
Central banks and credit institutions	24,755	(0.8)	(1.2)	6.2	6.1
Marketable debt securities	32,070	2.5	2.1	14.0	14.1
Other financial liabilities	1,194	54.8	54.7	17.9	18.1
Other liabilities accounts	3,755	6.7	6.4	(1.3)	(1.3)
Total liabilities	98,672	1.6	1.2	5.9	6.0
Total equity	10,603	0.1	(0.5)	12.1	12.2
Memorandum items Gross loans and advances to customers (2)	98,144	0.4	0.0	6.5	6.6
Customer funds	36,849	0.9	0.4	0.0	0.1
Customer deposits (3)	36,849	0.9	0.4	0.0	0.1
Mutual funds	—	—	—	(100.0)	(100.0)
Ratios (%) and operating means
Underlying RoTE	14.88	1.18		(1.76)
Efficiency ratio	43.4	1.8		(1.2)
NPL ratio	2.33	0.04		(0.15)
NPL coverage	105.3	(1.1)		(1.9)
Number of employees	14,796	(0.5)		(1.2)
Number of branches	433	(1.1)		(14.9)
(1) Includes exchange differences
(2) Excluding reverse repos
(3) Excluding repos

January – March 2019	55

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Financial information Businesses

Poland
EUR million
		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	281	6.0	6.2	14.0	17.3
Net fee income	113	(1.1)	(1.0)	1.0	4.0
Gains (losses) on financial transactions (1)	18	97.9	97.6	393.7	408.1
Other operating income	(36)	0	0	20.3	23.8
Total income	377	(3.2)	(3.1)	13.3	16.6
Administrative expenses and amortizations	(172)	4.7	4.8	12.1	15.4
Net operating income	205	(9.0)	(8.9)	14.4	17.7
Net loan-loss provisions	(43)	4.7	4.8	(5.6)	(2.9)
Other gains (losses) and provisions	(34)	(44.9)	(44.5)	156.9	164.4
Profit before tax	128	4.2	4.1	6.5	9.6
Tax on profit	(38)	10.1	10.2	22.6	26.1
Profit from continuing operations	90	1.9	1.7	0.9	3.9
Net profit from discontinued operations	0	0	0	0	0
Consolidated profit	90	1.9	1.7	0.9	3.9
Non-controlling interests	(28)	4.8	4.7	7.6	10.8
Underlying attributable profit to the parent	62	0.6	0.4	(1.9)	1.0

Balance sheet
Loans and advances to customers	28,421	0.9	0.9	27.3	30.0
Cash, central banks and credit institutions	2,671	(18.1)	(18.1)	48.4	51.6
Debt instruments	11,262	6.5	6.5	51.1	54.4
Other financial assets	544	1.9	1.9	8.4	10.7
Other asset accounts	1,309	14.8	14.8	25.8	28.5
Total assets	44,208	1.2	1.2	33.5	36.3
Customer deposits	32,439	(2.9)	(2.9)	29.8	32.6
Central banks and credit institutions	3,348	54.8	54.7	107.9	112.3
Marketable debt securities	1,794	0.3	0.2	180.8	186.8
Other financial liabilities	749	34.2	34.2	131.4	136.4
Other liabilities accounts	820	1.3	1.3	16.1	18.6
Total liabilities	39,149	1.1	1.0	38.5	41.5
Total equity	5,058	2.5	2.5	4.2	6.4
Memorandum items Gross loans and advances to customers (2)	29,319	1.0	1.0	26.6	29.3
Customer funds	35,186	(1.0)	(1.1)	25.2	27.9
Customer deposits (3)	31,117	(1.3)	(1.4)	28.8	31.5
Mutual funds	4,069	1.4	1.4	3.3	5.5

Ratios (%) and operating means
Underlying RoTE	7.84	(0.36)		(1.09)
Efficiency ratio	45.7	3.5		(0.5)
NPL ratio	4.39	0.11		(0.38)
NPL coverage	67.6	0.5		(4.4)
Number of employees	12,551	0.3		9.0
Number of branches	571	(6.5)		1.1
(1) Includes exchange differences
(2) Excluding reverse repos
(3) Excluding repos

56	January – March 2019

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Financial information Businesses

Portugal
EUR million
		/ Q4'18	/ Q1'18
Underlying income statement	Q1'19%		%
Net interest income	216	2.1	(2.7)
Net fee income	98	2.3	0.3
Gains (losses) on financial transactions (1)	50	311.6	124.3
Other operating income	(6)	0	0
Total income	357	7.1	4.8
Administrative expenses and amortizations	(157)	(3.0)	(1.1)
Net operating income	201	16.7	9.8
Net loan-loss provisions	13	0	0
Other gains (losses) and provisions	(20)	0	129.7
Profit before tax	194	(0.9)	16.8
Tax on profit	(58)	(1.6)	50.7
Profit from continuing operations	136	(0.6)	6.5
Net profit from discontinued operations	0	0	0
Consolidated profit	136	(0.6)	6.5
Non-controlling interests	(0)	(25.5)	(30.5)
Underlying attributable profit to the parent	135	(0.4)	6.7

Balance sheet
Loans and advances to customers	35,417	(0.2)	(0.9)
Cash, central banks and credit institutions	4,193	21.4	74.0
Debt instruments	13,198	7.3	9.5
Other financial assets	1,841	(1.9)	(7.6)
Other asset accounts	1,971	3.6	(12.7)
Total assets	56,620	2.9	4.0
Customer deposits	38,242	2.8	8.9
Central banks and credit institutions	8,155	1.8	(12.9)
Marketable debt securities	4,232	(0.6)	(3.4)
Other financial liabilities	285	11.3	21.4
Other liabilities accounts	1,418	18.5	14.5
Total liabilities	52,332	2.7	4.0
Total equity	4,287	5.3	4.4
Memorandum items Gross loans and advances to customers (2)	36,478	(0.2)	(2.5)
Customer funds	40,242	2.8	8.1
Customer deposits (3)	38,242	2.8	8.9
Mutual funds	2,000	3.8	(6.0)
Ratios (%) and operating means
Underlying RoTE	13.09	(0.41)	0.39
Efficiency ratio	43.9	(4.6)	(2.6)
NPL ratio	5.77	(0.17)	(2.52)
NPL coverage	50.7	0.2	(3.2)
Number of employees	6,735	0.4	(4.0)
Number of branches	561	(1.9)	(17.0)
(1) Includes exchange differences
(2) Excluding reverse repos
(3) Excluding repos

January – March 2019	57

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Financial information Businesses

United Kingdom
EUR million
		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	1,001	(3.1)	(4.7)	(2.9)	(4.2)
Net fee income	243	(5.5)	(7.0)	0.4	(0.9)
Gains (losses) on financial transactions (1)	19	21.0	18.2	(67.0)	(67.4)
Other operating income	17	(34.6)	(35.6)	(8.1)	(9.3)
Total income	1,280	(3.9)	(5.4)	(5.1)	(6.3)
Administrative expenses and amortizations	(783)	6.0	4.3	2.5	1.2
Net operating income	497	(16.2)	(17.5)	(15.1)	(16.1)
Net loan-loss provisions	(64)	43.5	41.1	(3.8)	(5.0)
Other gains (losses) and provisions	(53)	(65.6)	(66.1)	(14.6)	(15.7)
Profit before tax	380	(3.4)	(5.1)	(16.8)	(17.8)
Tax on profit	(104)	1.0	(0.7)	(20.7)	(21.7)
Profit from continuing operations	276	(5.0)	(6.6)	(15.2)	(16.2)
Net profit from discontinued operations	0	0	0	0	0
Consolidated profit	276	(5.0)	(6.6)	(15.2)	(16.2)
Non-controlling interests	(5)	0.6	(1.1)	(14.8)	(15.9)
Underlying attributable profit to the parent	271	(5.1)	(6.7)	(15.2)	(16.3)

Balance sheet
Loans and advances to customers	270,409	5.1	0.8	7.1	5.1
Cash, central banks and credit institutions	41,636	4.5	0.3	(12.7)	(14.3)
Debt instruments	26,758	(8.3)	(12.0)	5.0	3.0
Other financial assets	14,136	5.5	1.2	(35.3)	(36.6)
Other asset accounts	10,500	8.9	4.5	(3.1)	(5.0)
Total assets	363,439	4.0	(0.2)	1.4	(0.5)
Customer deposits	219,837	4.5	0.3	(0.6)	(2.5)
Central banks and credit institutions	32,760	(2.0)	(6.0)	11.7	9.6
Marketable debt securities	67,536	(0.0)	(4.1)	4.5	2.5
Other financial liabilities	20,497	23.6	18.6	(4.0)	(5.8)
Other liabilities accounts	4,673	11.8	7.2	(8.9)	(10.7)
Total liabilities	345,303	4.0	(0.2)	1.0	(0.9)
Total equity	18,135	5.3	1.1	9.4	7.3
Memorandum items Gross loans and advances to customers (2)	246,820	4.7	0.5	3.3	1.3
Customer funds	212,786	3.0	(1.2)	2.6	0.7
Customer deposits (3)	204,505	2.7	(1.4)	2.8	0.9
Mutual funds	8,281	9.3	4.9	(2.4)	(4.2)

Ratios (%) and operating means
Underlying RoTE	6.99	(0.71)		(2.09)
Efficiency ratio	61.1	5.7		4.5
NPL ratio	1.14	0.09		(0.03)
NPL coverage	31.0	(2.0)		(3.6)
Number of employees	25,778	(0.4)		(1.7)
Number of branches	755	(0.1)		(5.6)
(1) Includes exchange differences
(2) Excluding reverse repos
(3) Excluding repos

58	January – March 2019

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Financial information Businesses

Latin America
EUR million
		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	3,988	(3.1)	(1.4)	1.0	7.9
Net fee income	1,382	(3.7)	0.7	0.4	9.9
Gains (losses) on financial transactions (1)	156	11.6	42.4	9.7	28.6
Other operating income	(100)	(35.2)	(15.8)	313.1	313.6
Total income	5,426	(2.0)	0.3	(0.3)	7.4
Administrative expenses and amortizations	(2,033)	(8.2)	(3.5)	(0.8)	8.4
Net operating income	3,393	2.1	2.8	0.1	6.9
Net loan-loss provisions	(1,096)	(7.3)	(5.5)	(9.4)	(3.7)
Other gains (losses) and provisions	(160)	(0.1)	3.1	2.8	16.5
Profit before tax	2,137	7.9	7.6	5.5	12.5
Tax on profit	(772)	11.0	12.1	7.3	14.9
Profit from continuing operations	1,366	6.2	5.2	4.5	11.2
Net profit from discontinued operations	0	0	0	0	0
Consolidated profit	1,366	6.2	5.2	4.5	11.2
Non-controlling interests	(228)	4.5	2.2	10.2	12.7
Underlying attributable profit to the parent	1,137	6.5	5.8	3.5	10.9

Balance sheet
Loans and advances to customers	156,368	3.9	1.8	4.7	11.0
Cash, central banks and credit institutions	59,078	(2.7)	(3.5)	6.6	15.1
Debt instruments	57,135	(3.8)	(5.5)	(6.8)	(2.0)
Other financial assets	13,878	(7.4)	(9.9)	(4.8)	(2.7)
Other asset accounts	19,020	7.3	5.6	9.2	16.3
Total assets	305,480	0.7	(1.0)	2.5	8.7
Customer deposits	147,181	3.2	1.7	2.3	9.4
Central banks and credit institutions	49,127	2.1	0.1	13.7	19.4
Marketable debt securities	36,840	(2.3)	(4.4)	1.0	5.9
Other financial liabilities	33,171	(10.0)	(11.6)	(7.3)	(2.1)
Other liabilities accounts	10,850	(0.2)	(1.7)	(1.7)	3.8
Total liabilities	277,170	0.4	(1.3)	2.5	8.8
Total equity	28,309	3.8	2.0	1.9	7.7
Memorandum items Gross loans and advances to customers (2)	161,902	3.1	1.1	4.1	10.3
Customer funds	205,651	4.1	2.5	1.9	9.2
Customer deposits (3)	129,957	3.1	1.6	3.8	11.3
Mutual funds	75,694	5.8	4.0	(1.0)	5.9

Ratios (%) and operating means
Underlying RoTE	19.81	0.73		0.55
Efficiency ratio	37.5	(2.5)		(0.2)
NPL ratio	4.28	(0.06)		(0.15)
NPL coverage	97.7	0.4		(0.7)
Number of employees	89,843	(0.4)		0.4
Number of branches	5,921	2.0		0.1
(1) Includes exchange differences
(2) Excluding reverse repos
(3) Excluding repos

January – March 2019	59

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Financial information Businesses

Brazil
EUR million
		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	2,459	(0.6)	(2.1)	(0.9)	6.2
Net fee income	931	0.1	(1.3)	1.1	8.4
Gains (losses) on financial transactions (1)	58	168.5	162.1	14.9	23.2
Other operating income	(36)	24.6	23.8	367.9	401.8
Total income	3,411	0.4	(1.1)	(1.0)	6.2
Administrative expenses and amortizations	(1,119)	(6.0)	(7.4)	(3.9)	3.1
Net operating income	2,292	3.9	2.3	0.5	7.8
Net loan-loss provisions	(710)	(2.2)	(3.8)	(13.6)	(7.3)
Other gains (losses) and provisions	(167)	(15.5)	(16.6)	8.7	16.6
Profit before tax	1,414	10.4	8.7	8.4	16.3
Tax on profit	(594)	12.2	10.4	9.2	17.2
Profit from continuing operations	820	9.1	7.5	7.8	15.6
Net profit from discontinued operations	0	0	0	0	0
Consolidated profit	820	9.1	7.5	7.8	15.6
Non-controlling interests	(96)	7.4	5.9	14.2	22.5
Underlying attributable profit to the parent	724	9.3	7.7	7.0	14.8

Balance sheet
Loans and advances to customers	71,724	1.2	(0.1)	3.0	10.4
Cash, central banks and credit institutions	33,329	(10.0)	(11.1)	(0.2)	6.9
Debt instruments	41,047	0.8	(0.5)	(4.1)	2.7
Other financial assets	5,671	(7.5)	(8.7)	(11.0)	(4.7)
Other asset accounts	11,856	4.7	3.4	0.7	7.9
Total assets	163,627	(1.5)	(2.7)	(0.2)	6.9
Customer deposits	70,257	2.9	1.5	2.3	9.6
Central banks and credit institutions	29,666	(0.3)	(1.6)	6.9	14.5
Marketable debt securities	19,996	(5.8)	(7.0)	(2.8)	4.2
Other financial liabilities	21,278	(12.2)	(13.4)	(12.6)	(6.3)
Other liabilities accounts	7,231	(0.1)	(1.4)	(2.2)	4.8
Total liabilities	148,428	(1.5)	(2.8)	(0.2)	7.0
Total equity	15,199	(0.5)	(1.8)	(0.5)	6.6
Memorandum items Gross loans and advances to customers (2)	76,336	1.4	0.1	3.1	10.4
Customer funds	113,769	3.2	1.9	3.3	10.6
Customer deposits (3)	58,368	1.6	0.3	6.3	13.9
Mutual funds	55,400	4.9	3.5	0.2	7.4

Ratios (%) and operating means
Underlying RoTE	21.08	1.78		1.23
Efficiency ratio	32.8	(2.3)		(1.0)
NPL ratio	5.26	0.01		0
NPL coverage	107.7	0.8		(2.7)
Number of employees	46,793	(0.3)		(1.2)
Number of branches	3,562	3.6		2.2
(1) Includes exchange differences
(2) Excluding reverse repos
(3) Excluding repos

60	January – March 2019

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Financial information Businesses

Mexico

EUR million

		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	766	4.5	0.8	18.1	11.8
Net fee income	204	12.6	8.7	9.2	3.3
Gains (losses) on financial transactions (1)	(4)	—	—	—	—
Other operating income	(28)	40.8	36.0	22.6	16.0
Total income	939	4.7	1.0	13.0	6.9
Administrative expenses and amortizations	(395)	5.0	1.3	16.2	9.9
Net operating income	544	4.4	0.8	10.8	4.9
Net loan-loss provisions	(193)	(10.1)	(13.2)	(3.5)	(8.6)
Other gains (losses) and provisions	(6)	—	—	75.4	66.0
Profit before tax	345	6.9	3.2	20.0	13.6
Tax on profit	(78)	27.3	22.9	23.7	17.0
Profit from continuing operations	268	2.2	(1.4)	19.0	12.6
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	268	2.2	(1.4)	19.0	12.6
Non-controlling interests	(61)	9.0	5.2	21.3	14.8
Underlying attributable profit to the parent	206	0.3	(3.2)	18.3	12.0

Balance sheet
Loans and advances to customers	33,055	7.9	4.1	17.1	12.7
Cash, central banks and credit institutions	14,655	18.2	13.9	27.5	22.7
Debt instruments	11,144	(21.2)	(24.0)	(8.9)	(12.2)
Other financial assets	4,918	(13.5)	(16.6)	(5.5)	(9.0)
Other asset accounts	3,266	8.3	4.4	25.1	20.5
Total assets	67,037	1.8	(1.9)	12.1	8.0
Customer deposits	35,687	4.0	0.3	10.7	6.6
Central banks and credit institutions	10,326	8.3	4.4	26.6	21.9
Marketable debt securities	5,835	(5.8)	(9.1)	5.0	1.2
Other financial liabilities	7,264	(12.3)	(15.4)	7.3	3.3
Other liabilities accounts	1,942	(10.4)	(13.6)	5.4	1.5
Total liabilities	61,054	0.9	(2.7)	11.9	7.8
Total equity	5,983	11.4	7.5	14.7	10.5

Memorandum items Gross loans and advances to customers (2)	32,866	5.4	1.6	14.5	10.3
Customer funds	41,624	7.8	3.9	9.3	5.2
Customer deposits (3)	30,414	6.0	2.2	10.6	6.5
Mutual funds	11,210	13.0	8.9	5.7	1.8
Ratios (%) and operating means
Underlying RoTE	20.23	(1.09)		0.65
Efficiency ratio	42.1	0.1		1.2
NPL ratio	2.12	(0.31)		(0.56)
NPL coverage	130.1	10.4		16.6
Number of employees	19,870	0.1		6.9
Number of branches	1,412	(0.4)		0.8

(1) Includes exchange differences

(2) Excluding reverse repos

(3) Excluding repos

January – March 2019	61

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Financial information Businesses

Chile

EUR million

		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	440	(7.8)	(10.0)	(10.2)	(8.0)
Net fee income	103	8.4	5.5	(6.8)	(4.6)
Gains (losses) on financial transactions (1)	54	17.1	15.2	81.2	85.5
Other operating income	2	(34.0)	(36.8)	(79.7)	(79.3)
Total income	600	(3.6)	(5.9)	(6.3)	(4.1)
Administrative expenses and amortizations	(255)	(1.3)	(3.6)	(1.4)	1.0
Net operating income	345	(5.2)	(7.5)	(9.7)	(7.5)
Net loan-loss provisions	(102)	(14.7)	(16.6)	(15.7)	(13.7)
Other gains (losses) and provisions	37	22.4	20.2	72.9	77.1
Profit before tax	280	2.0	(0.4)	(0.8)	1.6
Tax on profit	(60)	24.4	21.1	1.5	3.9
Profit from continuing operations	220	(2.9)	(5.1)	(1.4)	1.0
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	220	(2.9)	(5.1)	(1.4)	1.0
Non-controlling interests	(71)	(2.7)	(4.9)	(2.1)	0.3
Underlying attributable profit to the parent	149	(2.9)	(5.2)	(1.1)	1.3

Balance sheet
Loans and advances to customers	39,656	4.6	0.6	4.9	7.9
Cash, central banks and credit institutions	4,005	(5.7)	(9.3)	(0.2)	2.6
Debt instruments	3,781	21.7	17.1	(11.1)	(8.6)
Other financial assets	3,166	0.1	(3.7)	7.0	10.1
Other asset accounts	2,908	16.9	12.5	37.2	41.1
Total assets	53,517	5.1	1.1	4.6	7.6
Customer deposits	26,746	3.2	(0.7)	1.3	4.2
Central banks and credit institutions	5,981	2.0	(1.9)	25.7	29.3
Marketable debt securities	10,703	9.1	5.0	9.0	12.1
Other financial liabilities	3,730	5.5	1.5	(0.5)	2.4
Other liabilities accounts	1,059	15.3	10.9	(20.0)	(17.7)
Total liabilities	48,220	4.7	0.8	4.7	7.7
Total equity	5,297	8.6	4.5	3.6	6.6

Memorandum items Gross loans and advances to customers (2)	40,795	4.6	0.6	4.6	7.6
Customer funds	34,166	2.7	(1.2)	0.8	3.7
Customer deposits (3)	26,684	3.2	(0.7)	1.3	4.2
Mutual funds	7,482	0.9	(3.0)	(0.9)	1.9
Ratios (%) and operating means
Underlying RoTE	16.41	(1.89)		(0.78)
Efficiency ratio	42.4	1.0		2.1
NPL ratio	4.67	0.01		(0.33)
NPL coverage	59.7	(0.9)		(1.3)
Number of employees	11,888	(1.0)		(1.1)
Number of branches	380	(0.3)		(11.4)

(1) Includes exchange differences

(2) Excluding reverse repos

(3) Excluding repos

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Financial information Businesses

Argentina

EUR million

		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	213	(34.7)	18.9	(0.3)	95.6
Net fee income	116	(39.8)	9.2	(10.4)	75.8
Gains (losses) on financial transactions (1)	37	(37.1)	34.0	4.4	104.9
Other operating income	(35)	(66.6)	(49.2)	—	—
Total income	331	(29.9)	35.9	(12.2)	72.3
Administrative expenses and amortizations	(202)	(37.7)	12.4	(7.6)	81.3
Net operating income	129	(13.1)	101.7	(18.6)	59.8
Net loan-loss provisions	(73)	(27.1)	31.6	46.6	187.6
Other gains (losses) and provisions	(22)	—	—	32.2	159.5
Profit before tax	34	(41.0)	41.6	(62.9)	(27.2)
Tax on profit	(23)	(43.3)	6.0	(9.4)	77.8
Profit from continuing operations	11	(35.4)	397.6	(83.6)	(67.7)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	11	(35.4)	397.6	(83.6)	(67.7)
Non-controlling interests	(0)	—	—	(68.7)	(38.5)
Underlying attributable profit to the parent	11	(36.5)	357.4	(83.7)	(67.9)

Balance sheet
Loans and advances to customers	6,073	13.9	28.5	(22.7)	51.6
Cash, central banks and credit institutions	4,818	(5.5)	6.7	13.9	123.5
Debt instruments	428	(48.1)	(41.5)	(49.4)	(0.8)
Other financial assets	114	—	—	809.9	—
Other asset accounts	810	9.2	23.2	26.2	147.5
Total assets	12,244	2.0	15.1	(9.9)	76.8
Customer deposits	8,817	0.1	12.9	(12.5)	71.6
Central banks and credit institutions	963	13.6	28.2	6.7	109.3
Marketable debt securities	246	(41.7)	(34.2)	(50.3)	(2.5)
Other financial liabilities	852	14.6	29.3	(1.8)	92.6
Other liabilities accounts	395	28.6	45.1	77.3	247.9
Total liabilities	11,273	1.3	14.3	(10.3)	75.9
Total equity	970	11.2	25.5	(4.6)	87.2

Memorandum items Gross loans and advances to customers (2)	5,906	6.0	19.6	(23.7)	49.7
Customer funds	10,385	1.9	15.0	(21.0)	55.1
Customer deposits (3)	8,817	0.1	12.9	(12.5)	71.6
Mutual funds	1,568	13.5	28.1	(48.7)	0.6
Ratios (%) and operating means
Underlying RoTE	5.31	3.88		(23.06)
Efficiency ratio	60.9	(7.6)		3.1
NPL ratio	3.50	0.33		0.96
NPL coverage	118.6	(16.4)		(2.7)
Number of employees	9,271	(0.6)		1.0
Number of branches	468	—		(2.9)

(1) Includes exchange differences

(2) Excluding reverse repos

(3) Excluding repos

January – March 2019	63

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Financial information Businesses

United States

EUR million

		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	1,407	(9.4)	(10.2)	15.3	6.5
Net fee income	234	7.8	7.4	9.3	1.0
Gains (losses) on financial transactions (1)	16	43.3	47.2	(1.5)	(9.0)
Other operating income	158	(14.9)	(15.7)	24.0	14.6
Total income	1,815	(7.7)	(8.5)	15.0	6.2
Administrative expenses and amortizations	(774)	(2.6)	(3.1)	5.3	(2.7)
Net operating income	1,040	(11.2)	(12.2)	23.4	14.1
Net loan-loss provisions	(611)	(35.3)	(36.4)	5.5	(2.5)
Other gains (losses) and provisions	(58)	2.0	1.1	155.9	136.5
Profit before tax	371	117.9	124.1	54.0	42.3
Tax on profit	(111)	133.6	142.5	65.5	53.0
Profit from continuing operations	260	111.8	117.1	49.6	38.2
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	260	111.8	117.1	49.6	38.2
Non-controlling interests	(78)	152.2	161.0	59.2	47.1
Underlying attributable profit to the parent	182	98.2	102.5	45.8	34.7

Balance sheet
Loans and advances to customers	91,324	6.7	4.7	32.2	20.5
Cash, central banks and credit institutions	18,067	9.9	7.8	54.5	40.9
Debt instruments	13,433	2.1	0.2	(1.6)	(10.3)
Other financial assets	3,546	(17.4)	(18.9)	10.7	0.9
Other asset accounts	16,951	8.8	6.7	42.2	29.6
Total assets	143,321	6.1	4.1	30.8	19.3
Customer deposits	64,849	12.6	10.5	27.5	16.2
Central banks and credit institutions	13,046	(21.0)	(22.4)	9.0	(0.6)
Marketable debt securities	40,833	8.7	6.7	60.3	46.1
Other financial liabilities	3,644	17.6	15.4	33.1	21.3
Other liabilities accounts	3,688	(2.9)	(4.7)	11.8	2.0
Total liabilities	126,060	6.4	4.4	33.6	21.8
Total equity	17,261	4.5	2.6	13.4	3.4

Memorandum items Gross loans and advances to customers (2)	87,759	4.9	2.9	21.4	10.7
Customer funds	67,968	5.8	3.8	15.9	5.6
Customer deposits (3)	58,873	5.0	3.0	16.2	5.9
Mutual funds	9,095	11.2	9.2	13.9	3.9
Ratios (%) and operating means
Underlying RoTE	5.09	2.51		1.16
Efficiency ratio	42.7	2.3		(3.9)
NPL ratio	2.41	(0.51)		(0.45)
NPL coverage	161.0	18.2		(8.1)
Number of employees	17,279	(0.2)		0.2
Number of branches	659	(0.2)		(2.9)

(1) Includes exchange differences

(2) Excluding reverse repos

(3) Excluding repos

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Financial information Businesses

Corporate Centre
EUR million

Underlying income statement	Q1'19	Q4'18%		Q1'18%
Net interest income	(284)	(249)	14.0	(224)	26.6
Net fee income	(11)	(28)	(60.7)	(9)	26.3
Gains (losses) on financial transactions (1)	(79)	(4)	—	12	—
Other operating income	(10)	(14)	(25.8)	(6)	68.9
Total income	(384)	(295)	30.3	(227)	69.5
Administrative expenses and amortizations	(119)	(128)	(7.1)	(121)	(1.3)
Net operating income	(503)	(423)	18.9	(348)	44.8
Net loan-loss provisions	(9)	(21)	(56.6)	(37)	(75.4)
Other gains (losses) and provisions	(37)	47	—	(43)	(13.7)
Profit before tax	(549)	(397)	38.3	(427)	28.7
Tax on profit	36	29	23.4	6	530.4
Profit from continuing operations	(513)	(368)	39.5	(421)	21.9
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(513)	(368)	39.5	(421)	21.9
Non-controlling interests	(1)	(1)	(47.0)	(0)	—
Underlying attributable profit to the parent	(514)	(369)	39.2	(421)	22.1
Balance sheet
Loans and advances to customers	6,114	6,508	(6.1)	6,186	(1.2)
Cash, central banks and credit institutions	20,571	6,141	235.0	7,395	178.2
Debt instruments	637	377	68.6	1,691	(62.3)
Other financial assets	2,207	2,113	4.4	2,321	(4.9)
Other asset accounts	133,735	124,494	7.4	124,409	7.5
Total assets	163,263	139,634	16.9	142,002	15.0
Customer deposits	163	234	(30.6)	214	(23.9)
Central banks and credit institutions	11,588	1	—	154	—
Marketable debt securities	43,441	41,783	4.0	39,223	10.8
Other financial liabilities	2,320	1,333	74.0	1,592	45.7
Other liabilities accounts	8,354	8,206	1.8	7,849	6.4
Total liabilities	65,866	51,557	27.8	49,031	34.3
Total equity	97,398	88,077	10.6	92,971	4.8
Operating means Number of employees	1,977	1,764	12.1	1,744	13.4

(1) Includes exchange differences
January – March 2019	65

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Financial information Businesses

Retail Banking

EUR million

		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	8,213	(3.4)	(3.2)	2.2	3.9
Net fee income	2,303	(1.4)	0.9	0.8	4.9
Gains (losses) on financial transactions (1)	102	(57.1)	(55.4)	(21.0)	(22.3)
Other operating income	150	340.1	107.9	(33.0)	(36.3)
Total income	10,768	(3.0)	(2.7)	0.9	2.9
Administrative expenses and amortizations	(4,849)	(3.5)	(1.9)	(0.8)	1.4
Net operating income	5,919	(2.7)	(3.4)	2.3	4.2
Net loan-loss provisions	(2,136)	(9.3)	(9.1)	(1.1)	(0.1)
Other gains (losses) and provisions	(374)	(38.5)	(38.2)	9.9	15.7
Profit before tax	3,409	9.3	7.5	3.8	5.8
Tax on profit	(1,117)	16.3	15.4	7.0	10.0
Profit from continuing operations	2,292	6.2	4.0	2.3	3.9
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	2,292	6.2	4.0	2.3	3.9
Non-controlling interests	(372)	25.6	24.1	20.6	20.5
Underlying attributable profit to the parent	1,920	3.1	0.9	(0.6)	1.2

(1) Includes exchange differences

Corporate & Investment Banking

EUR million

		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	644	(9.6)	(6.3)	16.8	20.9
Net fee income	362	(4.5)	(3.2)	(10.5)	(8.4)
Gains (losses) on financial transactions (1)	233	30.2	46.9	(31.8)	(27.6)
Other operating income	57	(21.3)	(21.1)	65.0	65.1
Total income	1,296	(3.5)	0.3	(2.7)	0.9
Administrative expenses and amortizations	(560)	1.6	3.3	6.3	7.9
Net operating income	736	(7.0)	(1.9)	(8.6)	(3.8)
Net loan-loss provisions	(10)	(83.0)	(83.4)	(86.5)	(86.0)
Other gains (losses) and provisions	(21)	(51.4)	(51.6)	—	611.8
Profit before tax	706	1.9	8.6	(3.7)	1.6
Tax on profit	(209)	1.8	9.4	(1.3)	4.6
Profit from continuing operations	497	1.9	8.3	(4.6)	0.4
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	497	1.9	8.3	(4.6)	0.4
Non-controlling interests	(41)	(0.5)	(1.4)	5.6	9.6
Underlying attributable profit to the parent	457	2.1	9.2	(5.4)	(0.3)

(1) Includes exchange differences

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Financial information Businesses

Wealth Management

EUR million

		/ Q4'18		/ Q1'18
Underlying income statement	Q1'19%		% excl. FX	%	% excl. FX
Net interest income	113	3.7	5.4	12.3	11.1
Net fee income	277	2.3	2.7	0.2	0.5
Gains (losses) on financial transactions (1)	21	(16.2)	(15.4)	126.9	133.8
Other operating income	(8)	(24.2)	(24.0)	18.5	25.3
Total income	402	2.3	3.1	6.1	6.0
Administrative expenses and amortizations	(193)	6.8	7.0	6.1	4.5
Net operating income	209	(1.6)	(0.3)	6.2	7.4
Net loan-loss provisions	7	—	—	—	—
Other gains (losses) and provisions	(3)	—	—	159.1	161.1
Profit before tax	213	1.7	3.1	11.4	12.8
Tax on profit	(64)	0.1	1.6	12.5	13.9
Profit from continuing operations	149	2.4	3.7	11.0	12.3
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	149	2.4	3.7	11.0	12.3
Non-controlling interests	(7)	(23.2)	(24.2)	(18.3)	(15.9)
Underlying attributable profit to the parent	142	4.1	5.6	12.9	14.2

(1) Includes exchange differences

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APM)

In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non- IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures.

The APMs and non-IFRS measures we use in this document can be categorized as follows:

Underlying results

In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line management adjustments and are further detailed at page 17 of this report.

In addition, the results by business areas in the 'Geographic businesses' section are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements.

Profitability and efficiency ratios

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric

RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity (1) (excl. minority interests)

RoTE	Attributable profit to the parent

This is a very common indicator, used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

(Return on tangible equity)	Average stockholders' equity (1) (excl. minority interests) - intangible assets

RoTE Underlying	Attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from non-recurring operations.
Average stockholders' equity [1] (excl. minority interests) - intangible assets

RoA	Consolidated profit

This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets.  It is an indicator that reflects the efficiency of the company's total funds in generating profit over a given period.

(Return on assets)	Average total assets

RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk weighted assets.
(Return on risk weighted assets)	Average risk weighted assets

Underlying RoRWA	Underlying consolidated profit	This relates the underlying profit (excluding non-recurring results) to the bank's risk weighted assets.
Average risk weighted assets

Efficiency ratio	Operating expenses (2)	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's operating income.
Total income

(1) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.

(2) Operating expenses = Administrative expenses + amortizations.

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Alternative performance measures

Profitability and efficiency (1) (2) (3) (4)	Q1'19	Q4'18	Q1'18
RoE	7.85%	8.46%	8.67%
Attributable profit to the parent	7,684	8,134	8,216
Average stockholders' equity (excluding minority interests)	97,886	96,187	94,793
RoTE	11.15%	12.00%	12.42%
Attributable profit to the parent	7,684	8,134	8,216
Average stockholders' equity (excluding minority interests)	97,886	96,187	94,793
(-) Average intangible assets	28,978	28,372	28,630
Average stockholders' equity (excl. minority interests) - intangible assets	68,908	67,815	66,163
Underlying RoTE	11.31%	11.93%	12.42%
Attributable profit to the parent	7,684	8,134	8,216
(-) Management adjustments	(108)	46	—
Underlying attributable profit to the parent	7,792	8,088	8,216
Average stockholders' equity (excl. minority interests) - intangible assets	68,908	67,815	66,163
RoA	0.63%	0.65%	0.67%
Consolidated profit	9,318	9,545	9,636
Average total assets	1,488,505	1,459,756	1,439,732
RoRWA	1.54%	1.60%	1.59%
Consolidated profit	9,318	9,545	9,636
Average risk weighted assets	603,340	593,562	604,296
Underlying RoRWA	1.56%	1.60%	1.59%
Consolidated profit	9,318	9,545	9,636
(-) Management adjustments	(113)	69	—
Underlying consolidated profit	9,431	9,476	9,636
Average risk weighted assets	603,340	593,562	604,296
Efficiency ratio	47.6%	47.3%	47.4%
Underlying operating expenses	5,758	5,936	5,764
Operating expenses	5,758	5,936	5,764
Management adjustments impact in operating expenses	—	—	—
Underlying total income	12,085	12,542	12,151
Total income	12,085	12,542	12,151
Management adjustments impact in total income	—	—	—

(1)

Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from December to March in Q1 and September to December in Q4)

(2)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing.

(3)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing.

(4)	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

	Q1’19			Q1’18
	%	Total income	Operating expenses	%	Total income	Operating expenses
Continental Europe	51.9	3,948	2,049	52.2	4,009	2,094
Spain	55.7	1,938	1,079	55.5	2,063	1,145
Santander Consumer Finance	43.4	1,167	507	44.6	1,140	509
Poland	45.7	377	172	46.2	333	154
Portugal	43.9	357	157	46.4	341	158
United Kingdom	61.1	1,280	783	56.6	1,349	764
Latin America	37.5	5,426	2,033	37.7	5,441	2,050
Brazil	32.8	3,411	1,119	33.8	3,445	1,165
Mexico	42.1	939	395	40.9	831	340
Chile	42.4	600	255	40.3	640	258
Argentina	60.9	331	202	57.9	377	218
US	42.7	1,815	774	46.6	1,578	735

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Alternative performance measures

Underlying RoTE by business areas

	Q1'19			Q1'18
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Continental Europe	10.07	3,485	34,618	10.90	3,726	34,178
Spain	10.50	1,610	15,337	11.12	1,819	16,358
Santander Consumer Finance	14.88	1,300	8,734	16.64	1,291	7,756
Poland	7.84	248	3,162	8.93	253	2,829
Portugal	13.09	541	4,136	12.70	508	3,995
United Kingdom	6.99	1,085	15,526	9.07	1,279	14,098
Latin America	19.81	4,549	22,963	19.26	4,396	22,820
Brazil	21.08	2,898	13,744	19.85	2,708	13,640
Mexico	20.23	826	4,082	19.58	698	3,566
Chile	16.41	596	3,631	17.19	602	3,503
Argentina	5.31	43	814	28.37	264	932
US	5.09	729	14,306	3.93	500	12,719

Credit risk indicators

The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric

NPL ratio	Non-performing loans and advances to customers, customer guarantees and customer commitments granted

The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

(Non-performing loans)	Total Risk (1)

Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity's solvency against client defaults both present and future.

Non-performing loans and advances to customers, customer guarantees and customer commitments granted

Cost of Credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months

(1) Total risk = Total loans and advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk	Mar-19	Dec-18	Mar-18
NPL ratio	3.62%	3.73%	4.02%
Non-performing loans and advances to customers customer guarantees and customer commitments granted	35,590	35,692	37,408
Total risk	983,790	958,153	930,477
Coverage ratio	68%	67%	70%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,129	24,061	26,173
Non-performing loans and advances to customers customer guarantees and customer commitments granted	35,590	35,692	37,408
Cost of credit	0.97%	1.00%	1.04%
Allowances for loan-loss provisions over the last 12 months	8,762	8,873	8,994
Average loans and advances to customers over the last 12 months	899,201	887,028	868,747

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Alternative performance measures

NPL ratio by business areas

	Mar-19			Mar-18
	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk
Continental Europe	5.17	22,193	429,353	5.81	24,777	426,286
Spain	6.19	14,729	237,872	6.27	15,839	252,425
Santander Consumer Finance	2.33	2,295	98,373	2.48	2,292	92,306
Poland	4.39	1,364	31,066	4.77	1,171	24,575
Portugal	5.77	2,201	38,129	8.29	3,257	39,270
United Kingdom	1.14	3,126	274,875	1.17	2,996	257,059
Latin America	4.28	7,605	177,824	4.43	7,502	169,211
Brazil	5.26	4,477	85,096	5.26	4,329	82,273
Mexico	2.12	765	36,067	2.68	826	30,841
Chile	4.67	2,013	43,127	5.00	2,053	41,050
Argentina	3.50	224	6,398	2.54	208	8,187
US	2.41	2,353	97,820	2.86	2,117	74,138

Coverage ratio by business areas

	Mar-19			Mar-18
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted
Continental Europe	52.1	11,558	22,193	56.8	14,079	24,777
Spain	44.1	6,499	14,729	51.1	8,086	15,839
Santander Consumer Finance	105.3	2,416	2,295	107.2	2,458	2,292
Poland	67.6	922	1,364	72.0	843	1,171
Portugal	50.7	1,116	2,201	53.9	1,757	3,257
United Kingdom	31.0	969	3,126	34.6	1,036	2,996
Latin America	97.7	7,434	7,605	98.4	7,381	7,502
Brazil	107.7	4,822	4,477	110.4	4,778	4,329
Mexico	130.1	994	765	113.5	937	826
Chile	59.7	1,202	2,013	61.0	1,252	2,053
Argentina	118.6	266	224	121.3	252	208
US	161.0	3,788	2,353	169.1	3,580	2,117

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Alternative performance measures

Other indicators

The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyze the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric

TNAV per share	Tangible book value (1)

This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.

(Tangible net asset value per share)	Number of shares excluding treasury stock

Price / tangible book	Share price

Is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.

value per share (X)	TNAV per share

LTD	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management)	Net profit + fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management's total contribution to Grupo Santander profit.

(1) Tangible book value = Stockholders' equity - intangible assets

Others	Mar-19	Dec-18	Mar-18
TNAV (tangible book value) per share	4.30	4.19	4.12
Tangible book value	69,731	67,912	66,445
Number of shares excl. treasury stock (million)	16,235	16,224	16,129
Price / Tangible book value per share (X)	0.96	0.95	1.29
Share price (euros)	4.14	3.97	5.30
TNAV (tangible book value) per share	4.30	4.19	4.12
Loan-to-deposit ratio	113%	113%	112%
Net loans and advances to customers	910,195	882,921	856,628
Customer deposits	808,361	780,496	767,340
	Q1'19	Q4'18	Q1'18
PAT + After tax fees paid to SAN (in Wealth Management) (Constant EUR million)	260	254	246
Profit after tax	149	143	132
Net fee income net of tax	111	111	114

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Alternative performance measures

Impact of exchange rate movements on profit and loss accounts

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for first quarter 2019 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on section General background of this report.

Impact of exchange rate movements on the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of first quarter 2019 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on section General background of this report.

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Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  CONSOLIDATED BALANCE SHEET

  CONSOLIDATED INCOME STATEMENT

NOTE:   The financial information for the first quarter 2019 and 2018 (attached herewith) corresponds to that included in the consolidated summarized financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2017 of the Bank of Spain, which replaces Circular 4/2004 for those years starting as of 1 January 2018, and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

Condensed consolidated balance sheet

EUR million
Assets	Mar-19	Dec-18	Mar-18
Cash, cash balances at central banks and other deposits on demand	103,500	113,663	100,673
Financial assets held for trading	98,592	92,879	124,591
Non-trading financial assets mandatorily at fair value through profit or loss	6,661	10,730	5,082
Financial assets designated at fair value through profit or loss	75,488	57,460	53,132
Financial assets at fair value through other comprehensive income	116,359	121,091	123,285
Financial assets at amortized cost	980,733	946,099	915,454
Hedging derivatives	7,270	8,607	7,718
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,435	1,088	1,136
Investments	7,726	7,588	9,155
Joint ventures companies	956	979	1,997
Associated entities	6,770	6,609	7,158
Assets under insurance or reinsurance contracts	332	324	347
Tangible assets	33,246	26,157	21,912
Property, plant and equipment	32,149	24,594	20,201
For own-use	14,771	8,150	8,073
Leased out under an operating lease	17,378	16,444	12,128
Investment property	1,097	1,563	1,711
Of which Leased out under an operating lease	786	1,195	1,313
Intangible assets	29,114	28,560	28,523
Goodwill	25,989	25,466	25,612
Other intangible assets	3,125	3,094	2,911
Tax assets	29,634	30,251	29,667
Current tax assets	6,415	6,993	5,950
Deferred tax assets	23,219	23,258	23,717
Other assets	11,501	9,348	11,887
Insurance contracts linked to pensions	204	210	233
Inventories	4	147	156
Other	11,293	8,991	11,498
Non-current assets held for sale	4,560	5,426	5,908
TOTAL ASSETS	1,506,151	1,459,271	1,438,470

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Condensed consolidated financial statements

Condensed consolidated balance sheet

EUR million
Liabilities	Mar-19	Dec-18	Mar-18
Financial liabilities held for trading	67,994	70,343	95,172
Financial liabilities designated at fair value through profit or loss	74,426	68,058	59,706
Financial liabilities at amortized cost	1,211,981	1,171,630	1,134,513
Hedging derivatives	7,273	6,363	8,073
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	313	303	327
Liabilities under insurance or reinsurance contracts	751	765	850
Provisions	13,449	13,225	14,284
Pensions and other post-retirement obligations	5,737	5,558	6,177
Other long term employee benefits	1,160	1,239	1,498
Taxes and other legal contingencies	3,205	3,174	3,210
Contingent liabilities and commitments	710	779	848
Other provisions	2,637	2,475	2,551
Tax liabilities	8,783	8,135	7,901
Current tax liabilities	2,699	2,567	2,750
Deferred tax liabilities	6,084	5,568	5,151
Other liabilities	10,816	13,088	12,178
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,395,786	1,351,910	1,333,004

EQUITY
Shareholders´ equity	119,837	118,613	117,451
Capital	8,118	8,118	8,068
Called up paid capital	8,118	8,118	8,068
Unpaid capital which has been called up	—	—	—
Share premium	50,993	50,992	51,053
Equity instruments issued other than capital	573	565	533
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	573	565	533
Other equity	172	234	203
Accumulated retained earnings	64,346	56,756	56,971
Revaluation reserves	—	—	—
Other reserves	(3,962)	(3,566)	(1,395)
(-) Own shares	(6)	(59)	(36)
Profit attributable to shareholders of the parent	1,840	7,810	2,054
(-) Interim dividends	(2,237)	(2,237)	—
Other comprehensive income	(20,992)	(22,141)	(22,483)
Items not reclassified to profit or loss	(3,469)	(2,936)	(3,235)
Items that may be reclassified to profit or loss	(17,523)	(19,205)	(19,248)
Non-controlling interest	11,520	10,889	10,498
Other comprehensive income	(1,137)	(1,292)	(1,226)
Other elements	12,657	12,181	11,724
TOTAL EQUITY	110,365	107,361	105,466
TOTAL LIABILITIES AND EQUITY	1,506,151	1,459,271	1,438,470
MEMORANDUM ITEMS
Loans commitment granted	221,305	218,083	217,319
Financial guarantees granted	12,265	11,723	16,221
Other commitments granted	79,472	74,389	63,670

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Condensed consolidated financial statements

Condensed consolidated income statement

EUR million	Q1'19	Q1'18
Interest income	14,280	13,340
Financial assets at fair value through other comprehensive income	1,022	963
Financial assets at amortized cost	11,987	11,525
Other interest income	1,271	852
Interest expense	(5,598)	(4,886)
Net interest income	8,682	8,454
Dividend income	66	35
Share of results of entities accounted for using the equity method	153	178
Commission income	3,746	3,738
Commission expense	(815)	(784)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	116	127
Financial assets at amortized cost	5	9
Other financial assets and liabilities	111	118
Gain or losses on financial assets and liabilities held for trading, net	28	449
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets at amortized cost	—	—
Other gains (losses)	28	449
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	131	5
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets at amortized cost	—	—
Other gains (losses)	131	5
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(76)	16
Gain or losses from hedge accounting, net	(29)	(29)
Exchange differences, net	107	(73)
Other operating income	419	411
Other operating expenses	(469)	(390)
Income from assets under insurance and reinsurance contracts	882	910
Expenses from liabilities under insurance and reinsurance contracts	(856)	(896)
Total income	12,085	12,151
Administrative expenses	(5,011)	(5,151)
Staff costs	(3,006)	(3,000)
Other general administrative expenses	(2,005)	(2,151)
Depreciation and amortization cost	(747)	(613)
Provisions or reversal of provisions, net	(465)	(370)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(2,246)	(2,297)
Financial assets at fair value with changes in other comprehensive income	(3)	(10)
Financial assets at amortized cost	(2,243)	(2,287)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(20)	(9)
Tangible assets	(20)	(10)
Intangible assets	(1)	—
Others	1	1
Gain or losses on non-financial assets and investments, net	219	20
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(213)	(42)
Profit or loss before tax from continuing operations	3,602	3,689
Tax expense or income from continuing operations	(1,357)	(1,280)
Profit for the period from continuing operations	2,245	2,409
Profit or loss after tax from discontinued operations	—	—
Profit for the period	2,245	2,409
Profit attributable to non-controlling interests	405	355
Profit attributable to the parent	1,840	2,054
Earnings per share
Basic	0.104	0.120
Diluted	0.104	0.119

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Glossary

GLOSSARY

Active customer: Those customers who comply with balance, income and/or transactionality demanded minima defined according to the business area

ALCO: Assets and Liabilities Committee

APM: Alternative Performance Measures

Banco Popular/Popular: Banco Popular Español, S.A., a bank whose share capital was acquired by Banco Santander, S.A. on 7 June 2017 and was merged into Santander in September 2018

bps: basis points

CAGR: Compound annual growth rate

CEO: Chief Executive Officer

CET1: Core equity tier 1

CFO: Chief Financial Officer

CNMV:   Spanish   National   Securities   Market   Commission (Comisión Nacional del Mercado de Valores)

Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days

ECB: European Central Bank

EIB: European Investment Bank

EPS: Earnings Per Share

ESMA: European Securities and Markets Authority

Fed: Federal Reserve

FX: Foreign Exchange

GDP: Gross Domestic Product

GRI: Global Reporting Initiative

IFRS   9:   International   Financial   Reporting   Standard   9, regarding financial instruments

IFRS   16:   International   Financial   Reporting   Standard   16, regarding leases

IT&O: Information technology and operations

LCR: Liquidity Coverage Ratio

Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

NPLs: Non-performing loans

P/E ratio: Price / earnings per share ratio

pp: percentage points

Repos: Repurchase agreements

RoA: Return on assets

RoE: Return on equity

RoRAC: Return on risk adjusted capital

RoRWA: Return on risk weighted assets

RoTE: Return on tangible equity

RWAs: Risk weighted assets

SAM: Santander Asset Management

SBNA: Santander Bank N.A.

SCF: Santander Consumer Finance

SCIB: Santander Corporate & Investment Banking

SC USA: Santander Consumer US

SEC: Securities and Exchanges Commission

SHUSA Santander Holdings USA, Inc.

SMEs: Small or medium enterprises

SPB: Santander Private Banking

SPF: Simple, Personal and Fair

SSM: Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries)

T1: Tier 1

TLAC: The total loss absorption capacity requirement which is required to be met under the CRD V package

TNAV: Tangible net asset value

TRIM: Targeted review of internal models

UK: United Kingdom

US: United States of America

VaR: Value at Risk

WM: Wealth Management

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Important information

Important information

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this report contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019, our annual report on Form 20-F for the year ended 31 December 2018 filed with the US Securities and Exchange Commission and the section “Alternative performance measures” of the annex to this report.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander cautions that this report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this report, and in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

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Santander aim and corporate culture	Events since quarter end	Financial information	Responsible banking Corporate governance Santander share	Appendix

Important information

Forward-looking statements speak only as of the date of this report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this report should be construed as a profit forecast.

January – March 2019	79

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 2nd floor

Avda de Cantabria s/n

28660 Boadilla del Monte

Madrid (Spain)

Tel: +34 (91) 259 65 14 / +34 (91) 259 65 20

Fax: +34 (91) 257 02 45

e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda 9-12, Santander (Spain)

Tel: +34 (942) 20 61 00

Operational Head Office: Ciudad Grupo Santander Avda. de Cantabria s/n 28660 Boadilla del Monte, Madrid (Spain)

www.santander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 14, 2019	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer